

PACCAR

2023 ANNUAL REPORT

STATEMENT OF COMPANY BUSINESS

PACCAR is a global technology company that designs and manufactures premium quality light, medium and heavy duty commercial vehicles sold worldwide under the Kenworth, Peterbilt and DAF nameplates. PACCAR designs and manufactures diesel engines and other powertrain components for use in its own products and for sale to third party manufacturers of trucks and buses. PACCAR distributes aftermarket truck parts to its dealers through a worldwide network of Parts Distribution Centers. Finance and leasing subsidiaries facilitate the sale of PACCAR products in many countries worldwide. PACCAR manufactures and markets industrial winches under the Braden, Carco and Gearmatic nameplates. PACCAR maintains exceptionally high standards of quality for all of its products: they are well engineered, highly customized for specific applications and sell in the premium segments of their markets, where they have a reputation for superior performance and pride of ownership.

CONTENTS

	2023	2022
	(millions, except per share data)	
Truck, Parts and Other Net Sales and Revenues	**$ 33,315.5**	$ 27,314.3
Financial Services Revenues	**1,811.9**	1,505.4
Total Revenues	**35,127.4**	28,819.7
Net Income	**4,600.8**	3,011.6
Adjusted Net Income*	**5,047.2**	
Total Assets:		
Truck, Parts and Other	**19,859.5**	16,095.9
Financial Services	**20,963.9**	17,179.6
Financial Services Debt	**14,234.5**	11,471.6
Stockholders' Equity	**15,878.8**	13,167.1
Per Common Share:		
Net Income:		
Basic	**$ 8.78**	$ 5.76
Diluted	**8.76**	5.75
Adjusted Diluted *	**9.61**	
Cash Dividends Declared Per Share	**4.24**	2.80

*   See Reconciliation of GAAP to Non-GAAP Financial Measures on Page 42.



REVENUES

billions of dollars

■ *Revenues*

NET INCOME

billions of dollars

■ *Net Income*

○ *Return on Revenues (percent)*

STOCKHOLDERS' EQUITY

billions of dollars

■ *Stockholders' Equity*

○ *Return on Equity (percent)*

  
  
  
  
  
  
  

TO OUR SHAREHOLDERS

PACCAR celebrated 118 years of success and delivered record revenues of $35.13 billion and record net income of $4.60 billion to its shareholders in 2023. The PACCAR team did an excellent job managing record production at the factories and delivering record aftermarket parts to our dealers and customers. This is the 85th consecutive year of earning a net profit — a notable achievement considering the cyclicality of the capital goods market.

PACCAR achieved very good financial results by continuing to focus on the premium segment of our industry. The company has enhanced its leadership in developing products and services that reflect the rapidly changing world with the development of e-commerce, zero emissions vehicles and connected services.

The company is a recognized environmental leader and is partnering with industry groups to reduce the effects of climate change. In addition to the production of the company's battery-electric truck models, PACCAR continues to emphasize "zero waste to landfill," solar power generation, water recycling and increasing the recyclable material content in its trucks.

PACCAR's excellent year in 2023 is due to many positive factors, including the performance of the new Kenworth and Peterbilt heavy- and medium-duty vehicles, and DAF's award-winning XG, XD, XF and XB product range that delivers operational excellence and luxury for its customers. These truck models were complemented by the company's strong business performance in every geographic region. PACCAR's new trucks have redefined product quality and operating performance for our industry. PACCAR Parts and PACCAR Financial Services delivered excellent profits in 2023 by deploying innovative technologies that bundle services for our customers. PACCAR Parts implemented new sales programs to a growing population of connected PACCAR vehicles. PACCAR Parts is building a new Parts Distribution Center in Germany and opened additional TRP stores. PACCAR Financial Services, including PacLease, had a great year, generating strong new and used truck business in all major markets. PACCAR's Information Technology Division unveiled a range of programs to increase annual revenue streams generated from e-commerce and connected vehicle subscriptions. PACCAR benefits from its global diversification, industry leading independent dealer organizations and increased investments in all segments of the business.

PACCAR's superb credit rating of A+/A1 results from consistent profitability, a strong balance sheet and excellent cash flow. Our shareholders enjoyed excellent returns of 55% in 2023, with annual dividend growth of 15.5% in the last five years including a $3.20 per share extra cash dividend paid in early 2024.

PACCAR is committed to a strong, diverse and inclusive culture and the company's excellent financial results reflect its commitment to premium quality products and services. I would like to thank our employees for their innovation and dedication, their many ideas and suggestions to enhance our daily operations and their personal outreach to local communities.



MARK C. PIGOTT
Executive Chairman
February 21, 2024

PACCAR had an outstanding year in 2023, delivering a record 204,200 new trucks and generating record revenues and profits as well as industry leading profit margins. Revenues increased to $35.13 billion and net income of $4.60 billion was the highest in the company's history. The after-tax return on revenue increased to 13.1%. The company's results reflect the performance of PACCAR's outstanding employees who provide our customers with the highest quality, most efficient and most innovative trucks and transportation solutions in the industry.

PACCAR has earned an annual net income for 85 consecutive years due to the company's industry leading trucks and powertrains, excellent aftermarket parts and financial services businesses and continued technology leadership. PACCAR's financial strength enabled the company to invest $1.11 billion in capital projects and research and development to expand its range of trucks, enhance its manufacturing operations and grow its global aftermarket parts and financial services businesses.

Kenworth celebrated its 100th anniversary in 2023 with special editions of its flagship T680 and the W990. Peterbilt furthered its design leadership with the introduction of the new Model 589, the successor to the iconic Model 389. DAF expanded its new range of trucks in Europe with the introduction of the DAF XB medium-duty trucks, including the zero emissions XB Electric model. PACCAR continues to develop industry leading advanced vehicle technologies in the areas of zero emissions, connected services and autonomous vehicles.

PACCAR Parts achieved record sales of $6.41 billion and record pre-tax profits of $1.70 billion. PACCAR's A+/A1 credit rating supported PACCAR Financial Services' strong pre-tax profits of $540 million, including $7.21 billion of new loan and lease volume.

PACCAR's strong financial performance generated an industry leading after-tax return on beginning stockholders' equity of 35% in 2023. Year-end stockholders' equity was a record $15.88 billion. PACCAR's financial performance has enabled the company to declare $10.5 billion in dividends during the last ten years.

INVESTING FOR THE FUTURE — PACCAR's consistently strong profits and balance sheet have allowed the company to invest $7.8 billion in capital projects and research and development over the last decade. These investments have supported the development of advanced new vehicle models, new manufacturing and distribution facilities and innovative technologies. PACCAR's investments create transportation solutions that provide our customers with the highest levels of quality, safety and reliability, as well as the lowest total cost of operation.

In 2023, capital investments were $698 million and research and development expenses were $411 million. These investments enabled PACCAR's truck factories to build zero emissions vehicles, increase global production capacity and implement advanced technologies to enhance manufacturing efficiency, including expanded use of automated guided vehicles.

PACCAR is a leader in the development of battery-electric vehicles. Kenworth, Peterbilt and DAF delivered 270 battery-electric trucks to customers and have nine zero emissions vehicle models in production. PACCAR announced that it will participate in a U.S.-based joint venture that will manufacture high performing lithium-iron-phosphate (LFP) battery cells designed specifically for its electric trucks. Production of the battery cells is expected to begin in 2027. PACCAR is also a leader in developing hydrogen energy solutions, including the development of hydrogen combustion and fuel cell vehicles. In 2023, PACCAR progressed toward low volume production of hydrogen fuel cell electric vehicles in a partnership with Toyota.

Peterbilt, Kenworth and DAF continued to enhance their industry leading connected services offerings that provide valuable vehicle performance data to our customers, while also providing PACCAR with a steady flow of revenue and profit. To prepare for the future, PACCAR continued its development of a proprietary autonomous vehicle platform.

PACCAR's three global embedded software development centers and global connected truck teams are providing proprietary, customer-focused solutions for all parts of the business.

CONTINUOUS IMPROVEMENT — Six Sigma, data analytics, machine learning, Industry 4.0 and lean process development are integrated into all business activities at PACCAR as well as at many of its suppliers, dealers and customers. These tools enable the company to continuously enhance the creation of state-of-the-art new product designs, customer services and manufacturing processes. Thousands of PACCAR employees and many dealers and suppliers have been trained in the use of Six Sigma tools and have delivered billions of dollars in savings in all areas of the company.

INFORMATION TECHNOLOGY — PACCAR's Information Technology Division (ITD) is an industry leader in innovative digital technology solutions that enhance the quality of PACCAR business processes and products. These solutions provide secure, customized products for customers, dealers and suppliers. In 2023, PACCAR's state-of-the-art connected services platform, *PACCAR Connect*, was installed in over 145,000 PACCAR vehicles. This configurable system consists of proprietary hardware and software that provide robust data security, over-the-air software updates and advanced fleet management tools. The innovative system enables customers to optimize vehicle performance and cost-effectively integrate their existing fleet management systems and applications. The ITD team maintains a rigorous focus on ensuring PACCAR's leadership in vehicle and infrastructure cybersecurity.

TRUCKS — U.S. and Canadian Class 8 truck industry retail sales in 2023 were 297,000 units and the Mexican market totaled 34,400 units. European industry 16+ tonne truck registrations were 343,000 units. PACCAR delivered 204,200 trucks in 2023 as customers benefited from the premium performance of PACCAR's new vehicles.

DAF's European 16+ tonne market share was a good 15.6%. Peterbilt and Kenworth's Class 8 retail sales share in the U.S. and Canada was a healthy 29.5%.

Industry Class 6 and 7 truck retail sales in the U.S. and Canada were 105,300 units. The European 6 to 16-tonne market was 46,800 units. PACCAR's market share in the U.S. and Canada medium-duty truck segment was 14.5%. DAF's share of the European medium-duty truck market was 9.1%. In 2023, PACCAR delivered 30,400 medium-duty trucks to its customers, more than 6,000 above 2022.

DAF Brasil celebrated its 10th anniversary, increased its 16+ tonne market share from 6.9% to 10.2% and delivered more than 8,600 trucks in 2023.

PACCAR Mexico achieved record sales, production volume and profits and had industry leading heavy-duty market share of 36.0%. PACCAR Mexico launched the DAF brand to the Mexican market in 2023 and continued to make significant investments in production capacity and efficiency improvements to support its future growth.

PACCAR Australia achieved record sales and production volume, with combined Kenworth and DAF heavy-duty market share of 25.5%, and delivered its 84,000th vehicle. PACCAR Australia continued to make investments in production capacity and is expanding the PACCAR Parts Australia distribution center.

A tremendous team effort by the company's employees and dealer network contributed to industry leading truck, parts and other gross margins of 19.3%. New technology, process improvements, data analytics and partnership with suppliers enabled PACCAR to establish industry leading factory and distribution center safety and quality.

PACCAR's innovation and manufacturing expertise continued to be recognized as the industry leader in 2023. The DAF XF was awarded *"Green Truck 2023"* as Europe's most fuel-efficient long-haul tractor and the Kenworth Australia K220 was recognized as the *"Truck of the Year Australasia"* at the 2023 Brisbane Truck Show. PACCAR's manufacturing teams continued to integrate the latest Industry 4.0 technologies and data analytics tools throughout its global operations to drive accelerated efficiency and reliability enhancements.

PACCAR PARTS — PACCAR Parts increased annual revenues by 11% to a record $6.41 billion and achieved record pre-tax profits of $1.70 billion. Dealers and customers benefited from innovative technology solutions, including e-commerce, managed dealer inventory and global fleet service programs that offer online purchasing, national pricing and centralized billing. PACCAR Parts is the primary source for aftermarket parts and services for PACCAR vehicles and also offers its TRP-branded parts for all makes of trucks, trailers and buses. PACCAR dealers expanded TRP aftermarket parts retail stores to 300 locations in 45 countries. Over seven million heavy-duty trucks operate in North America and Europe. This large vehicle parc, combined with more than 352,000 PACCAR MX engines installed in Peterbilt and Kenworth trucks in North America, creates excellent demand for parts and service and moderates the cyclicality of truck sales.

To further enhance its logistics performance for dealers, PACCAR Parts opened 62 new TRP Parts stores and began construction on a new 240,000 square-foot Parts Distribution Center in Massbach, Germany, scheduled to open in 2024.

FINANCIAL SERVICES — PACCAR Financial Services' (PFS) conservative business approach, complemented by PACCAR's superb credit rating of A+/A1, excellent business growth and strong dealer network, enabled PFS to achieve a pre-tax profit of $540 million, the second-best year in the company's history. PACCAR issued $2.9 billion in medium-term notes at attractive rates during the year. PFS has operations covering 26 countries on four continents. The global breadth of PFS and its rigorous credit application process support a portfolio of 233,000 trucks and trailers, with total assets of $21.0 billion. PACCAR Financial and PACCAR Leasing are the preferred funding sources for DAF, Peterbilt and Kenworth trucks in the markets where PFS operates. PFS opened a new retail used truck center in Madrid, Spain and now has thirteen strategically located centers around the world. PFS successfully sold over 12,500 premium DAF, Kenworth and Peterbilt used trucks in 2023.

PACCAR Leasing (PacLease) is one of the largest full-service truck rental and leasing operations in North America, Germany and Australia. PacLease placed over 8,950 new PACCAR vehicles in service. PacLease grew its fleet to over 44,200 vehicles at the end of 2023. PacLease supports the growth of PACCAR's zero emissions vehicle sales by offering customers the opportunity to rent or lease battery-electric trucks and battery chargers.

ENVIRONMENTAL LEADERSHIP — PACCAR is a global environmental leader. PACCAR discloses its comprehensive sustainability program in the environmental report published by CDP, which evaluates and scores companies on how effectively they are addressing climate change and the environment. PACCAR earned an "A-" score in 2023, which places it in the Leadership tier of the over 21,000 reporting companies from around the world. For the past nine years, PACCAR has earned an "A" or "A-" score. PACCAR is ranked in the top 16% of peer companies by the S&P Global Corporate Sustainability Assessment for its environmental, social and governance practices. PACCAR, in partnership with the Science Based Targets Initiative (SBTi), has committed to vehicle emissions reductions of 25% and 35% from internal operations by 2030 and is on schedule to meet those objectives. PACCAR's manufacturing facilities have earned ISO 14001 environmental certification and continued to enhance their zero-waste-to-landfill programs during the year.

PACCAR is a leader in diversity and inclusion and PACCAR was again recognized as a top workplace for women by the Women in Trucking Association.

A LOOK AHEAD — PACCAR employees enable the company to distinguish itself as a global quality leader in trucks, technology, financial services and the aftermarket parts business. PACCAR's strong internal processes, engineering capabilities and relationships with suppliers contribute to its excellent results in global markets.

The economic outlook for 2024 is modest GDP growth in North and South America and Europe. Based on continued freight activity, and the customer benefit of replacing older vehicles with the new fuel-efficient DAF, Kenworth and Peterbilt trucks, we forecast 2024 truck markets to be strong. The U.S. and Canada Class 8 truck market in 2024 is projected to be in the range of 260,000–300,000 vehicles. Retail sales for Class 6-7 trucks are expected to be between 70,000–80,000 vehicles. The European 16+ tonne truck market is also forecast to be in the range of 260,000–300,000 vehicles and medium-duty trucks in the range of 36,000–40,000 units. The South American market is expected to be in the range of 105,000–115,000 units.

 PACCAR Parts' best-in-class technology and services, combined with the large, aging vehicle parc and overall freight markets, should provide good demand for the company's aftermarket parts business. PACCAR Financial is expected to continue to perform well due to its high quality portfolio and good used truck business.

PACCAR provides the industry's highest quality and efficient vehicles, operates state-of-the-art factories and delivers superb customer service in parts and financial services. PACCAR continues to invest in the development of aerodynamic trucks, next generation clean diesel and zero emissions powertrains, advanced driver assistance systems, autonomous driving technologies, truck connectivity and data analytics.

PACCAR is well positioned to continue generating excellent results for its customers and shareholders.

PRESTON FEIGHT
Chief Executive Officer
February 21, 2024



PACCAR Executive Operating Committee
First Row Left to Right: Harald Seidel, Paulo Bolgar, Preston Feight, Darrin Siver, Jason Skoog, Mike Walton.
Second Row Left to Right: Lily Ley, Harry Wolters, Kevin Baney, Mike Dozier, Harrie Schippers, Todd Hubbard, Laura Bloch, John Rich, Brice Poplawski.



Kenworth celebrated its 100th anniversary in 2023 and introduced two special edition models – the T680 Signature Edition and the W900 Limited Edition. Kenworth achieved heavy-duty market share of 14.8 percent and delivered 54,650 trucks in 2023.

Kenworth commemorated its centennial with the introduction of two special edition trucks – the T680 Signature Edition and the W900 Limited Edition. A T680 Signature Edition traveled across the United States and Canada with a 100th anniversary trailer showcasing Kenworth's history.

Kenworth introduced the zero emissions T680 fuel cell electric vehicle, which provides an operating range up to 450 miles. It can be refilled in 20 minutes for extended regional haul applications. Kenworth increased production of its T680E, K270E and K370E battery-electric vehicles that assist customers to achieve their operational and environmental goals. Kenworth also launched the medium-duty T380V and T480V vocational models to serve municipal and urban markets.



Kenworth expanded its suite of advanced technologies with the launch of the Kenworth Digital Mirror System for the flagship T680. The aerodynamic mirrors increase fuel economy by up to 1.5 percent and enhance driver visibility by providing a wider view around the truck.

Kenworth added 45,000 vehicles to *TruckTech+*, Kenworth's innovative connected services platform, increasing the number of connected vehicles to 125,000. *TruckTech+* delivers real-time vehicle and engine information to fleet managers and Kenworth dealers to optimize uptime and productivity.

Kenworth introduced the PACCAR TX-18 Pro transmission for demanding off-road applications. The TX-18 Pro's advanced calibrations and superior durability deliver best-in-class performance for the T880, T880S and W990 vocational models. Kenworth installed the efficient PACCAR TX-8 transmission in 15 percent of its medium-duty vehicles in 2023.

Kenworth's Chillicothe factory completed construction of its 105,000 square-foot expansion that increases the plant's manufacturing capacity and earned the Ohio Environmental Protection Agency's *Silver Award* for its commitment to environmental excellence. The Chillicothe facility produced its 750,000th Kenworth truck since opening in 1974.

The Kenworth dealer network grew to 480 locations, including 282 PremierCare Gold Certified dealerships. Dealers invested a record $417 million to enhance their world-class facilities throughout the United States and Canada.

A Kenworth T680 Signature Edition transported the U.S. Capitol Christmas Tree for the 2023 tree-lighting ceremony. For the eighth year in a row, the *"Transition Trucking: Driving for Excellence"* program awarded a Kenworth T680 to America's top military veteran who transitioned from active duty to driving for a commercial fleet. The Women in Trucking Association recognized Kenworth as a *"Top Company for Women to Work for in Transportation"* for the sixth consecutive year.

Since its beginning in 1923 in the rugged forests of the Pacific Northwest, Kenworth has designed and manufactured trucks to operate in the world's most challenging conditions. The 100th anniversary W900 Limited Edition exemplifies Kenworth's core values of quality, innovation and technology integrated into The World's Best® trucks.



DAF Trucks N.V. celebrated 95 years in 2023 and built 69,800 trucks. DAF opened its electric truck assembly plant in Eindhoven, enhancing DAF's environmental leadership.

DAF manufactured a record 69,800 trucks in 2023. DAF opened a 54,000 square-foot electric truck assembly plant in Eindhoven, the Netherlands. The state-of-the-art facility produces zero emissions DAF XD and XF Electric vehicles with driving ranges up to 300 miles. DAF also introduced a new range of XB urban distribution vehicles, including the XB Electric vehicle designed for city delivery.

DAF produced the 50,000th New Generation truck in 2023, emphasizing the success of the award-winning XD, XF, XG and XG+ vehicles. DAF expanded the New Generation DAF range to include tandem axle tractors and rigids for demanding vocational applications. DAF is the leading truck manufacturer to utilize new European mass and dimension regulations that allow a more aerodynamic and spacious vehicle design.

DAF achieved market share of 15.6 percent in the 16+ tonne segment with market leadership in the United Kingdom, the Netherlands, Belgium, Hungary and Bulgaria. DAF is the largest import brand in Germany.

DAF earned the *"Fleet Manufacturer of the Year"* award at the 2023 U.K. Fleet News Awards in recognition of DAF's excellent support for customers transitioning to electric vehicles. The versatile DAF XD and LF distribution trucks were also honored as *"Best Rigid Trucks."* The DAF XF earned awards from leading European trade magazines, including: *"Green Truck 2023"* from *VerkehrsRundschau* and *Trucker*; *"Drivers Choice"* from *Truck & Trailer Welt*; and the *"European Transport Award for Sustainability 2024"* from *Transport* magazine.



DAF sold more than 7,500 trucks outside the EU in 2023 and delivered a record number of vehicles in Australia. DAF introduced updated PACCAR MX-11 and MX-13 engines for coaches and buses at the Busworld exhibition in Brussels. DAF sold over 2,800 engines to leading coach, bus and specialty vehicle manufacturers worldwide.

PACCAR Parts' TRP all-makes aftermarket parts program consists of over 84,000 truck, bus and trailer parts and is supported by DAF's worldwide dealer network. DAF dealers opened 27 TRP stores in Europe, Asia, Africa and South America, increasing the total to 112 in those markets.

PACCAR Parts began construction of a 240,000 square-foot Parts Distribution Center (PDC) in Massbach, Germany, which will open in 2024. The new Massbach PDC will enhance parts delivery to dealers and customers in the region.

DAF signed its 250,000th DAF MultiSupport service contract in 2023. This premium service maximizes uptime by tailoring truck maintenance to customers' operational goals. DAF's global dealer network opened 44 new locations throughout Europe, South America, Africa and Oceania, expanding the worldwide network to over 1,100 locations.

The DAF XB and XB Electric deliver outstanding performance in urban and regional distribution applications. The XB Electric provides a zero emissions driving range up to 220 miles.



Peterbilt launched the new Model 589, combining iconic Peterbilt design with advanced technologies and a modern interior. Peterbilt achieved a 14.7 percent Class 8 market share and delivered its 750,000th truck from its Denton, Texas factory.

Peterbilt introduced the new Model 589 in 2023, continuing Peterbilt's legacy of traditionally styled trucks for on-highway and vocational applications. The Model 589 features classic Peterbilt design with an aluminum hood and external stainless steel air cleaners, a 15-inch customizable digital display and advanced driver assistance systems. The spacious 2.1-meter cab and best-in-class interior deliver industry leading ergonomics to enhance productivity and driver comfort. The Model 589 Legendary package offers Peterbilt's original script logo from 1939. Peterbilt produced the 100,000th Model 389 in 2023, and the limited-edition Model 389X generated unparalleled demand.



Peterbilt achieved 14.7 percent Class 8 market share in 2023. Medium-duty market share increased to 7.7 percent, driven by strong customer demand for the new medium-duty lineup. Peterbilt also earned an 18.9 percent vocational/refuse market share, led by the rugged Model 567 and the Low Cab Forward Model 520.

Peterbilt leads the industry with a portfolio of zero emissions trucks for multiple applications. The Models 579EV, 520EV and 220EV feature advanced battery-electric technology and have hauled freight for over 1,000,000 miles.

The Denton, Texas factory produced the 750,000th Peterbilt truck since the factory opened in 1980. Peterbilt celebrated the 30th anniversary of its division headquarters in Denton. The Denton plant added automated guided vehicles to its cab trim line to enhance operational efficiency.

Peterbilt announced upgrades to its *SmartLINQ* connected services platform and the *PACCAR Solutions* portal. New features, scheduled to launch in 2024, include real-time fleet data dashboards and over-the-air vehicle parameter updates to optimize customer efficiency and enhance uptime.

Peterbilt grew its sales and service network to a record 432 locations throughout North America, including 35 TRP Stores. 132 locations are designated as Platinum Service Centers, delivering expanded service capacity and driver amenities. The Peterbilt dealer network invested a record $280 million in new and upgraded facilities and dealers added 170 mobile service units to reach a record total of 970.

Peterbilt Technician Institute (PTI) has provided highly trained technicians to the Peterbilt dealer network for ten years. PTI graduated its 1,000th technician in 2023, added a campus in Nashville, Tennessee and expanded its outreach to transitioning military veterans.

The new Peterbilt Model 589 inherits the iconic legacy of Peterbilt's traditionally styled trucks. The Model 589 provides drivers with modern amenities and ergonomics, and is available in day cab and sleeper cab configurations with a wide range of fuel-efficient diesel engines.

PACCAR Australia achieved record truck production and delivered its 84,000th vehicle in 2023. PACCAR Australia's Kenworth and DAF vehicles operate in one of the world's most demanding environments.

PACCAR Australia produced a record 4,600 Kenworth and DAF trucks in 2023, including its 1,300th locally assembled DAF vehicle. PACCAR Australia achieved a combined Kenworth and DAF market share of 25.5 percent. The new Kenworth K220 earned the inaugural *"Truck of the Year Australasia"* award at the 2023 Brisbane Truck Show.

PACCAR Parts Australia earned record revenue in 2023. PACCAR Parts Fleet Services, which provides fleet customers with national pricing and centralized billing, grew by 49 percent and the TRP all-makes aftermarket business expanded to 16 locations across Australia and New Zealand.

PACCAR Financial grew its portfolio to a record A$2.1 billion. PacLease Australia delivers outstanding full-service lease, rental and contract maintenance services and is the leading Class 8 leasing company in Australia.

The 97 Kenworth and DAF dealer locations in Australia, New Zealand and Papua New Guinea invested A$45 million in capital projects in 2023.



Kenworth and DAF trucks are renowned in Australia for their reliability and durability in the most challenging operating conditions. The rugged Kenworth T610SAR combines traditional styling with advanced powertrain technologies to deliver best-in-class performance and efficiency.

PACCAR Mexico increased its market leadership in 2023, achieving a 36.0 percent Class 8 share, and introduced the DAF brand to the Mexican market. PACCAR Mexico has manufactured over 370,000 vehicles since its founding in 1959.

PACCAR Mexico produces a broad range of Kenworth and Peterbilt Class 5-8 vehicles for North, Central and South America in its state-of-the-art 590,000 square-foot production facilities in Mexicali, Mexico. PACCAR Mexico produced 18,400 vehicles in 2023, including over 5,400 Kenworth and Peterbilt trucks exported to the U.S. and Canadian markets.

PACCAR Mexico launched the DAF brand in Mexico with an exciting display of XF and CF models at the 2023 Expo Transporte truck show. DAF's award-winning cab over engine (COE) vehicles complement Kenworth's conventional trucks and provide customers expanded offerings to meet their business needs. Kenworth and DAF deliver best-in-class quality, fuel efficiency and driver comfort to customers in Mexico.

PACCAR Financial Mexico and PacLease Mexicana financed over 50 percent of Kenworth truck retail sales in Mexico. PACCAR Mexico's 146 dealer locations and 1,095 service bays offer the most extensive parts and service network in the country. PACCAR Mexico earned an award from the Employers Confederation of Mexico (COPARMEX) in recognition of its exemplary service to the community.





PACCAR Mexico has produced the most iconic and reliable trucks in Mexico for over 60 years. The Kenworth T880 is one of the most versatile heavy-duty trucks in the industry, delivering excellent performance in vocational and on-highway applications.

Leyland Trucks – the United Kingdom's leading truck manufacturer – celebrated 25 years as a PACCAR company and delivered a record 20,300 DAF vehicles to customers in Europe, Asia, Australia, the Americas and the Middle East.

Leyland produces the complete range of DAF vehicles for right- and left-hand drive markets in its advanced 710,000 square-foot manufacturing facility. The state-of-the-art production system incorporates automated guided vehicles, a robotic chassis paint facility and sophisticated wheel alignment technologies. Leyland has produced 375,000 DAF vehicles for customers around the world since becoming a PACCAR company in 1998.

DAF introduced the new XB medium-duty vehicle for city and regional distribution in 2023. The DAF XB is available in day cab and sleeper configurations and features best-in-class maneuverability, a customizable 12-inch digital display and connected services through *DAF Connect*. The new range includes the XB Electric vehicle, with a zero emissions driving range of over 200 miles, and the XBC for urban construction applications. DAF is the first manufacturer in Europe to produce a 12-tonne battery-electric vehicle.

DAF was the market leader in the U.K. for the 28th consecutive year and achieved a 30 percent market share. DAF won the *"Fleet Manufacturer of the Year"* award at the prestigious U.K. Fleet News Awards.



Leyland manufactures the full DAF product range of LF, CF, XB, XD, XF, XG and XG⁺ models for right- and left-hand drive markets. The new XB delivers outstanding performance in a variety of urban and vocational applications.

PACCAR sells DAF, Kenworth and Peterbilt trucks and parts to customers in 95 countries on six continents. DAF Brasil celebrated its 10th anniversary and PACCAR expanded its business in South America, Asia and Africa in 2023.

DAF Brasil produced a record 8,600 trucks in 2023 as it celebrated a decade of operation. DAF Brasil achieved a record 10.2 percent market share in the 16+ tonne segment and has over 34,000 trucks in service. DAF introduced new PACCAR engines to meet Brasil EURO 6 emissions regulations, increasing fuel economy by up to eight percent. DAF dealers in Brasil have invested over $134 million in 61 service locations, including eleven TRP stores, and opened the largest dealership in South America with 57 service bays. PACCAR expanded its South American business by delivering DAF trucks to Peru. DAF delivered a record number of trucks in Australia and will begin sales of the New Generation DAF vehicles for long-distance applications in 2024.

PACCAR sold over 2,800 PACCAR MX and PX engines to leading manufacturers of coaches, buses and specialty vehicles worldwide. DAF introduced new PACCAR MX-11 and MX-13 engines for coach and bus applications at the Busworld exhibition in Brussels, Belgium. The PACCAR MX-11 was selected to power articulated hybrid buses in Rome, Italy. The PACCAR India Technical Center provides information technology, engineering and purchasing expertise to PACCAR operations worldwide.






The DAF assembly facility in Taiwan builds the full range of DAF models. DAF Brasil has produced over 34,000 trucks as it celebrates ten years of operation. PACCAR engineering teams in India support the PACCAR truck divisions around the world. PACCAR engines power buses throughout Europe and Asia.

PACCAR Parts celebrated its 50th anniversary with a record pre-tax profit of $1.70 billion and record worldwide revenue of $6.41 billion in 2023. PACCAR Parts delivered 3.0 million parts shipments to over 2,300 DAF, Kenworth, Peterbilt and TRP locations.

PACCAR Parts celebrated 50 years of supporting customer uptime with industry leading aftermarket transportation solutions. PACCAR Parts' 365 Customer Experience Center and Fleet Services program provide exceptional customer support to 2,400 commercial fleets operating 1.4 million vehicles.

PACCAR Parts' data analytics tools use connected truck data and machine learning to increase part availability and optimize dealer inventory. PACCAR Parts' global e-commerce program offers 24/7 access to 1.7 million aftermarket parts. PACCAR Parts' successful TRP aftermarket brand provides parts for all makes and models of trucks, trailers, buses and engines by offering over 157,000 part numbers. In 2023, TRP aftermarket parts retail stores expanded to a record 300 locations in 45 countries.

PACCAR Parts operates 18 Parts Distribution Centers (PDCs) globally, delivering industry leading part availability. PACCAR Parts began construction of a new PDC in Massbach, Germany, which is planned to open in 2024. The Massbach PDC will increase PACCAR's global capacity to more than 3.6 million square feet of warehouse space.



PACCAR Parts celebrated the opening of its Louisville, Kentucky PDC in 2023. PACCAR Parts' 18 global distribution centers use industry leading technology, including voice-directed picking, to deliver best-in-class customer service. TRP aftermarket parts retail stores expanded to a record 300 locations.

PACCAR MX engines are installed in DAF 16+ tonne vehicles and Kenworth and Peterbilt Class 8 vehicles in North America. PACCAR Powertrain introduced a medium-duty electric powertrain in Europe.

PACCAR is a premier diesel engine manufacturer, with over 800,000 square feet of production facilities in Columbus, Mississippi, Eindhoven, the Netherlands and Ponta Grossa, Brasil. PACCAR's MX-11 and MX-13 engines provide customers with excellent fuel economy and superior durability. PACCAR has delivered over two million PACCAR MX engines, with the Columbus engine facility manufacturing over 344,000 engines since opening in 2010. PACCAR has two world-class research and development centers, operating 47 advanced engine test cells and a climatic chassis dynamometer to enhance engine and powertrain design.

PACCAR's new EX electric motors deliver smooth power and increase the zero emissions vehicle driving range to up to 300 miles on a single charge. PACCAR EX electric motors are installed in New Generation DAF XF, XD and XB battery-electric vehicles.

PACCAR introduced a new series of PACCAR MX-11 and MX-13 engines specifically designed for coaches and buses. The PACCAR engines feature state-of-the-art innovations to deliver outstanding performance for transit operations.



PACCAR engine factories are technology leaders in commercial vehicle powertrain production. PACCAR Powertrains are installed in DAF, Kenworth and Peterbilt vehicles worldwide, where they have earned a reputation for superior reliability, durability and operating efficiency.

PACCAR Financial Services (PFS) supports the sale of PACCAR trucks worldwide. PFS earned excellent pre-tax profits of $540 million and achieved retail market share of 24.0 percent in 2023.

The PFS portfolio is comprised of 233,000 trucks and trailers, with record total assets of $21.0 billion. PACCAR's excellent balance sheet, complemented by its industry leading A+/A1 credit rating, enabled PFS to issue $2.9 billion in three- and five-year medium-term notes in 2023. PFS supports the sale of Kenworth, Peterbilt and DAF trucks in 26 countries on four continents. PFS sold 12,500 pre-owned PACCAR trucks worldwide in 2023 by leveraging its network of 13 used truck centers.

PACCAR Financial Corp. (PFC) financed 71 percent of dealers' new truck inventory and 15.1 percent of Kenworth and Peterbilt Class 8 trucks sold in the U.S. and Canada. PFC launched a next generation business system to further enhance its industry leading efficiency in generating, funding and servicing retail loans and leases.

PACCAR Financial Brasil supports the growth of DAF Brasil by providing retail financing for 41 percent of new DAF trucks sold in Brasil in 2023. PACCAR Financial Europe has $4.8 billion in assets and provides a broad array of financial services to DAF dealers and customers in 18 European countries.


PACCAR FINANCIAL
Used Truck Center


DAF
WWW.DAF.COM


PACCAR FINANCIAL
and
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eSignature
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PACCAR FINANCIAL

PACCAR Financial facilitates the sale of premium-quality new and used PACCAR vehicles worldwide by offering a full range of financial products and utilizing technology to streamline financing and leasing for dealers and customers.

PACCAR Leasing (PacLease) achieved its 34ᵗʰ consecutive year of profitability with a record worldwide fleet of 44,200 Kenworth, Peterbilt and DAF vehicles.

PacLease offers premium Kenworth, Peterbilt and DAF vehicles for full-service lease and rental customers. PacLease is an industry leader in providing innovative and complete transportation solutions to fleet customers. PacLease delivered over 8,950 Kenworth, Peterbilt and DAF vehicles in North America, Europe and Australia in 2023 and expanded its global network to a record 632 locations.

PacLease delivered its 7,000ᵗʰ vehicle equipped with the PACCAR Integrated Powertrain, which combines the fuel efficiency and reliability of the PACCAR MX engine and the durability of the PACCAR Transmission. PACCAR MX engines power over 55 percent of the new PacLease Class 8 trucks purchased in 2023. PacLease's Customized Fleet Services program provides tailored maintenance and fleet management services to over 5,300 vehicles.

PacLease Mexico is the largest Class 8 full-service lease provider in Mexico with a fleet of 7,300 trucks and trailers. PacLease Europe operates a fleet of over 2,750 DAF trucks and trailers. PacLease Australia grew its fleet by ten percent and has the largest network coverage in the country with 27 locations.

The Women in Trucking Association recognized PacLease as a *"Top Company for Women to Work for in Transportation."*





PacLease provides its customers with innovative transportation solutions and premium-quality PACCAR vehicles. PacLease offers new Peterbilt, Kenworth and DAF trucks with the PACCAR engine and powertrain.

PACCAR Technical Centers' world-class engineering, analysis and validation capabilities accelerate the deployment of advanced technologies such as electric, autonomous and connected vehicles.

PACCAR's Technical Centers in Europe, North America and India provide technical leadership in product development, validation and innovation. Engineers, scientists and technicians with expertise in powertrain and vehicle development accelerate the launch of new technologically advanced products.

The Technical Center in Mount Vernon, Washington and its project partners successfully completed the U.S. Department of Energy *SuperTruck 2* program, which demonstrated record vehicle and engine efficiency. PACCAR earned a *SuperTruck* grant to further develop fleet electrification, *SuperTruck 3*.

Technical Center computer simulation tools, laboratories and test tracks are used to develop and validate emerging technologies for PACCAR products, including hydrogen fuel cell and electric powertrains, diesel and hydrogen combustion engines, autonomous driving, and connectivity to other road users and surrounding infrastructure. Data analytics tools based on machine learning provide faster response times and proactively recommend maintenance schedules to enhance the daily performance of PACCAR vehicles. Investments in battery testing and fast charging technology support electric vehicles.



PACCAR Technical Centers in Eindhoven, the Netherlands, Silicon Valley, California, Mount Vernon, Washington and Pune, India advance the quality and competitiveness of PACCAR products worldwide.

PACCAR's Information Technology Division (ITD) is an industry leader in innovative digital technologies that enhance the quality of PACCAR business processes and products. These technologies systematically connect PACCAR with its customers, dealers and suppliers.

PACCAR's connected services platform, *PACCAR Connect*, transmits real-time over-the-air vehicle data to optimize performance and maximize uptime. PACCAR ITD added new features to *PACCAR Connect* in 2023 to enable dealers and customers to update vehicle software, access vehicle performance analytics and download vehicle data from a centralized online location.

PETERBILT ARTech is an innovative virtual reality (VR) service tool that enables technicians to have an "X-Ray" view underneath a truck's exterior body panels. PACCAR ITD enhanced this advanced VR technology in 2023 by adding new truck parts and components to the system and increasing graphics processing speed.

DAF's sophisticated Manufacturing Execution System (MES) oversees and controls every aspect of its manufacturing process to deliver superior product quality and maximize production efficiency. PACCAR ITD expanded the MES system in 2023 to the DAF axle assembly facility in Westerlo, Belgium, including the production of eAxles for DAF's award-winning range of zero emissions vehicles.



PACCAR is a leader in applied technology including: Customer Technology Center; augmented reality training guides use a full-scale hologram; connected truck services increase uptime and productivity; and e-commerce platforms enhance the customer experience.

The PACCAR Foundation has contributed over $240 million to educational, social services and arts organizations since 1951.

PACCAR's philanthropy reflects its support of charitable institutions in many countries. PACCAR donates generously to education, the arts and social services in locations in which its employees work and live worldwide.

PACCAR's philanthropy recognizes that education is the key to providing people an opportunity to improve their livelihood. The PACCAR Foundation funds university scholarships and professorships in science, business and humanities, as well as supports the construction of world-class facilities for students and faculty. PACCAR supports many institutions, including Whitworth University, University of Mississippi and Queen's University Belfast.

PACCAR's philanthropy is focused on health and social well-being, including funding for medical equipment, cancer research and the United Way. PACCAR employees contribute their time and resources as volunteers and fundraisers for organizations worldwide.

PACCAR contributes generously to nonprofit organizations that promote diverse and inclusive communities, including UNCF, YWCA, Landesa, Northwest African American Museum, The Lighthouse for the Blind, Habitat for Humanity, Page Ahead Children's Literacy, United Way and independent colleges.



PACCAR Philanthropy supports institutions in many locales: PACCAR Environmental Technology Building, Washington State University; Swedish Hospital Mobile Mammography Truck in Seattle, Washington; PACCAR Hall, University of Washington; Van Gogh Museum, Amsterdam, the Netherlands.

PACCAR is an environmental leader, investing in and delivering technologically advanced trucks and powertrains, operating resource-efficient factories and responsibly managing its supply chain to further its sustainability goals.

PACCAR earned an "A-" rating from CDP in 2023, placing it in the Leadership tier of over 21,000 reporting companies, and has earned an "A" or "A-" rating for the past nine years. PACCAR is internationally recognized for its innovative vehicles and powertrains, including state-of-the-art clean diesel and zero emissions battery-electric, hydrogen fuel cell and hydrogen combustion. Kenworth, Peterbilt and DAF lead the industry with their battery-electric truck models and are increasing production of zero emissions trucks to meet customer demand. PACCAR announced a joint venture to produce commercial vehicle battery cells in the United States.

PACCAR is an environmental leader in its factory operations throughout the world, with all manufacturing locations being ISO 14001 environmental management system certified and over 80 percent achieving zero-waste-to-landfill. PACCAR sources the majority of its components from Tier 1 suppliers located in the same regions as its manufacturing operations. This benefits the environment by shortening inbound supply lines and utilizing suppliers in countries with strong environmental practices.



PACCAR invests in state-of-the-art environmental technologies at its manufacturing facilities and distribution centers worldwide, including solar power generation, advanced engine test cells with energy recapture, automated paint robots that utilize recycled water, and energy-efficient lighting.

**U.S. AND CANADA
CLASS 8 MARKET SHARE**



trucks (000)   *retail sales*

- Total U.S. and Canada Class 8 Units

- PACCAR Market Share (percent)

**WESTERN AND CENTRAL EUROPE
16+ TONNE MARKET SHARE**



trucks (000)   *registrations*

- Total Western and Central Europe
  16+ Tonne Units

- PACCAR Market Share (percent)

TOTAL ASSETS

billions of dollars



- Truck, Parts and Other
- Financial Services

GEOGRAPHIC REVENUE

billions of dollars



- United States
- Rest of World

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company's common stock, to the cumulative total return of the Standard & Poor's Composite 500 Stock Index and the return of the industry peer group of companies identified below (the "Current Peer Group Index" and "Prior Peer Group Index") for the last five fiscal years ended December 31, 2023. Effective January 1, 2023, the Company revised its peer group to include Daimler Truck Holdings AG (effective January 1, 2022) and Iveco Group N.V. (effective January 1, 2022), direct competitors and publicly traded companies, and Terex Corporation (effective January 1, 2019), a more representative Company peer. The Company removed CNH Industrial N.V., which spun-off Iveco, and Dana Incorporated. The Current Peer Index also includes AGCO Corporation, Caterpillar Inc., Cummins Inc., Deere & Company, Eaton Corporation, Oshkosh Corporation, TRATON SE (effective January 1, 2021), Navistar International Corporation (from 2018 through 2020) and AB Volvo. The Prior Peer Group Index consisted of AGCO Corporation, Caterpillar Inc., CNH Industrial N.V., Cummins Inc., Dana Incorporated, Deere & Company, Eaton Corporation, Navistar International Corporation, Oshkosh Corporation, TRATON SE and AB Volvo. Standard & Poor's has calculated a return for each company in the Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the Peer Group Index provide a better comparison than other indices available. The comparison assumes that $100 was invested December 31, 2018, in the Company's common stock and in the stated indices and assumes reinvestment of dividends.



	2018	2019	2020	2021	2022	2023
PACCAR Inc	100	145.05	162.08	171.19	200.29	310.48
S&P 500 Index	100	131.49	155.68	200.37	164.08	207.21
Current Peer Group Index	100	128.46	171.67	209.23	228.09	275.53
Prior Peer Group Index	100	128.32	170.13	209.74	230.29	272.34

OVERVIEW:

PACCAR is a global technology company whose Truck segment includes the design and manufacture of high-quality light-, medium- and heavy-duty commercial trucks. In North America, trucks are sold under the Kenworth and Peterbilt nameplates, in Europe, under the DAF nameplate and in Australia and South America, under the Kenworth and DAF nameplates. The Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles. The Company's Financial Services segment derives its earnings primarily from financing or leasing PACCAR products in North America, Europe, Australia and South America. The Company's Other business includes the manufacturing and marketing of industrial winches.

2023 Financial Highlights

- Worldwide net sales and revenues were $35.13 billion in 2023 compared to $28.82 billion in 2022, primarily due to higher truck and parts revenues.
- Truck sales were $26.85 billion in 2023 compared to $21.49 billion in 2022, primarily due to higher truck deliveries and price realization in all markets.
- Parts sales were $6.41 billion in 2023 compared to $5.76 billion in 2022 reflecting higher price realization in all markets.
- Financial Services revenues were $1.81 billion in 2023 compared to $1.51 billion in 2022, primarily due to portfolio growth and higher portfolio yields.
- In 2023, PACCAR earned net income for the 85th consecutive year. Net income was $4.60 billion ($8.76 per diluted share) in 2023 compared to $3.01 billion ($5.75 per diluted share) in 2022 reflecting higher Truck and Parts operating results.
- Adjusted net income (non-GAAP), excluding a $446.4 million after-tax non-recurring charge related to civil litigation in Europe was $5.05 billion ($9.61 per diluted share). After-tax return on beginning equity (ROE) was 34.9% in 2023, which includes the $446.4 million after-tax non-recurring charge related to civil litigation in Europe in the first quarter of this year. Excluding the one-time charge, adjusted ROE (non-GAAP) was 38.3%. This compares to an ROE of 26.0% in 2022. See Reconciliation of GAAP to Non-GAAP Financial Measures on page 42.
- Capital investments were $698.3 million in 2023 compared to $505.0 million in 2022.
- Research and development (R&D) expenses were $410.9 million in 2023 compared to $341.2 million in 2022.

PACCAR has begun construction of a new 240,000 square-foot PACCAR Parts Distribution Center (PDC) to be opened in Massbach, Germany, in 2024. This PDC will improve parts delivery to dealers and customers in the region.

PACCAR, Cummins, Daimler Trucks and EVE Energy are partnering to create state-of-the-art commercial vehicle battery cell production. The joint venture partners expect growing demand for zero emissions vehicles throughout the decade. The planned factory in Marshall County, Mississippi, will provide cost effective scale and industry leading battery cell technology, which will benefit our commercial vehicle customers. The total investment is expected to be in the range of $2-3 billion, with PACCAR, Cummins and Daimler Truck each owning 30% of the joint venture and EVE Energy having 10% ownership and contributing its industry leading battery cell design and manufacturing expertise. Subject to regulatory approval, the 21-gigawatt hour (GWh) factory is expected to begin producing battery cells in 2027.

The PACCAR Financial Services (PFS) group of companies has operations covering four continents and 26 countries. The global breadth of PFS and its rigorous credit application process support a portfolio of loans and leases with total assets of $20.96 billion. PFS issued $2.91 billion in medium-term notes during 2023 to support new business volume and repay maturing debt.

Truck Outlook

Heavy-duty truck industry retail sales in the U.S. and Canada in 2024 are expected to be 260,000 to 300,000 units compared to 297,000 in 2023. In Europe, the 2024 truck industry registrations for over 16-tonne vehicles are expected to be 260,000 to 300,000 units compared to 343,300 in 2023. In South America, heavy-duty truck industry registrations in 2024 are projected to be 105,000 to 115,000 compared to 105,000 in 2023.

Parts Outlook

In 2024, PACCAR Parts sales are expected to increase 4-8% compared to 2023 levels reflecting strong freight demand. If economic conditions were to worsen, lower freight volumes could reduce the demand for replacement parts, resulting in lower parts revenues and operating results.

Financial Services Outlook

In 2024, average earning assets are expected to increase 3-5% compared to 2023. If current freight transportation conditions decline due to weaker economic conditions, then past due accounts, truck repossessions and credit losses would likely increase from the current low levels and new business volume would likely decline.

Capital Spending and R&D Outlook

Capital investments in 2024 are expected to be $700 to $750 million, and R&D is expected to be $460 to $500 million. The Company is increasing its investment in fuel efficient diesel and electric powertrain technologies, connected vehicle services, and next-generation manufacturing and parts distribution capabilities.

See the Forward-Looking Statements section of Management's Discussion and Analysis for factors that may affect these outlooks.

RESULTS OF OPERATIONS:

The Company's results of operations for the years ended December 31, 2023 and 2022 are presented below. For information on the year ended December 31, 2021, refer to Part II, Item 7 in the 2022 Annual Report on Form 10-K.

($ in millions, except per share amounts) *Year Ended December 31,*	**2023**	2022
Net sales and revenues:		
Truck	**$ 26,846.4**	$ 21,486.2
Parts	**6,414.4**	5,764.3
Other	**54.7**	63.8
Truck, Parts and Other	**33,315.5**	27,314.3
Financial Services	**1,811.9**	1,505.4
	$ 35,127.4	$ 28,819.7
Income before income taxes:		
Truck	**$ 3,799.9**	$ 1,753.3
Parts	**1,702.6**	1,446.6
Other*	**(616.8)**	(1.1)
Truck, Parts and Other	**4,885.7**	3,198.8
Financial Services	**540.3**	588.9
Investment income	**292.2**	61.0
Income taxes	**(1,117.4)**	(837.1)
Net Income	**$ 4,600.8**	$ 3,011.6
Diluted earnings per share	**$ 8.76**	$ 5.75
After-tax return on revenues	**13.1%**	10.4%

* In 2023, Other includes a $600.0 million non-recurring charge related to civil litigation in Europe (EC-related claims) in the first quarter 2023.

The following provides an analysis of the results of operations for the Company's three reportable segments - Truck, Parts and Financial Services. Where possible, the Company has quantified the impact of factors identified in the following discussion and analysis. In cases where it is not possible to quantify the impact of factors, the Company lists them in estimated order of importance. Factors for which the Company is unable to specifically quantify the impact include market demand, fuel prices, freight tonnage and economic conditions affecting the Company's results of operations.

2023 Compared to 2022:

Truck

The Company's Truck segment accounted for 77% of revenues in 2023 compared to 75% in 2022.

The Company's new truck deliveries are summarized below:

Year Ended December 31,	**2023**	2022	% CHANGE
U.S. and Canada	**109,100**	95,600	14
Europe	**63,200**	62,400	1
Mexico, South America, Australia and other	**31,900**	27,900	14
Total units	**204,200**	185,900	10

The increase in new truck deliveries worldwide in 2023 compared to 2022 was driven by higher build rates and increased demand in all major markets.

Market share data discussed below is provided by third-party sources and is measured by either retail sales or registrations for the Company's dealer network as a percentage of total retail sales or registrations depending on the geographic market. In the U.S. and Canada, market share is based on retail sales. In Europe, market share is based on registrations.

In 2023, industry retail sales in the heavy-duty market in the U.S. and Canada increased to 297,000 units from 283,500 units in 2022. The Company's heavy-duty truck retail market share was 29.5% in 2023 compared to 29.8% in 2022. The medium-duty market was 105,300 units in 2023 compared to 88,300 units in 2022. The Company's medium-duty market share was 14.5% in 2023 compared to 10.9% in 2022.

The over 16-tonne truck market in Europe in 2023 increased to 343,300 units from 297,500 units in 2022, and DAF's market share was 15.6% in 2023 compared to 17.3% in 2022. The 6 to 16-tonne market was 46,800 units in 2023 and 38,800 units in 2022. DAF's market share in the 6 to 16-tonne market in 2023 was 9.1% compared to 9.7% in 2022.

The over 16-tonne truck market in Brasil in 2023 decreased to 82,100 units from 97,900 units in 2022, and DAF Brasil achieved a record 10.2% market share in 2023 compared to 6.9% in 2022.

The Company's worldwide truck net sales and revenues are summarized below:

($ in millions) *Year Ended December 31,*	**2023**	2022	% CHANGE
Truck net sales and revenues:			
U.S. and Canada	**$ 15,898.5**	$ 12,521.8	27
Europe	**6,871.3**	5,866.5	17
Mexico, South America, Australia and other	**4,076.6**	3,097.9	32
	$ 26,846.4	$ 21,486.2	25
Truck income before income taxes	**$ 3,799.9**	$ 1,753.3	117
Pre-tax return on revenues	**14.2%**	8.2%	

The Company's worldwide truck net sales and revenues increased to $26.85 billion in 2023 from $21.49 billion in 2022 primarily due to higher truck unit deliveries, improved price realization in all markets and favorable currency translation effects, primarily the euro. Truck segment income before income taxes and pretax return on revenues reflect the impact of higher truck unit deliveries and improved margins.

The major factors for the Truck segment changes in net sales and revenues, cost of sales and revenues and gross margin between 2023 and 2022 are as follows:

($ in millions)	NET SALES AND REVENUES	COST OF SALES AND REVENUES	GROSS MARGIN
2022	**$ 21,486.2**	**$ 19,205.4**	**$ 2,280.8**
Increase (decrease)			
Truck sales volume	2,465.8	1,918.0	547.8
Average truck sales prices	2,785.9		2,785.9
Average per truck material, labor and other direct costs		916.7	(916.7)
Factory overhead and other indirect costs		204.3	(204.3)
Extended warranties, operating leases and other	40.5	134.2	(93.7)
Currency translation	68.0	62.0	6.0
Total increase	5,360.2	3,235.2	2,125.0
2023	**$ 26,846.4**	**$ 22,440.6**	**$ 4,405.8**

- Truck sales volume reflects higher truck deliveries in all major markets.
- Average truck sales prices increased sales by $2.79 billion, primarily due to higher price realization worldwide reflecting the positive effect of new truck models as well as inflationary cost increases.
- Average cost per truck increased cost of sales by $916.7 million, primarily reflecting higher raw material, labor and product support costs, mainly warranty expense.
- Factory overhead and other indirect costs increased $204.3 million, primarily due to higher labor costs, maintenance, depreciation and utilities.
- Extended warranties, operating leases and other increased revenues by $40.5 million and increased cost of sales by $134.2 million. The increase in cost of sales was primarily due to higher costs from extended warranty and service contracts.
- The currency translation effect on sales and cost of sales reflects an increase in the value of the euro and Brazilian real relative to the U.S. dollar, partially offset by the decrease in the value of the Canadian dollar and Australian dollar relative to the U.S. dollar.
- Truck gross margin was 16.4% in 2023 compared to 10.6% in 2022 due to the factors noted above.

Truck selling, general and administrative expenses (SG&A) in 2023 decreased to $278.5 million from $280.0 million in 2022. The decrease was primarily due to lower professional expenses, and lower sales and marketing expenses, offset by higher salaries and travel related costs. As a percentage of sales, Truck SG&A was 1.0% in 2023 and 1.3% in 2022.

Parts
The Company's Parts segment accounted for 18% of revenues in 2023 compared to 20% in 2022.

($ in millions) *Year Ended December 31,*	2023	2022	% CHANGE
Parts net sales and revenues:			
U.S. and Canada	$ 4,441.7	$ 4,087.5	9
Europe	1,357.0	1,141.1	19
Mexico, South America, Australia and other	615.7	535.7	15
	$ 6,414.4	$ 5,764.3	11
Parts income before income taxes	$ 1,702.6	$ 1,446.6	18
Pre-tax return on revenues	26.5%	25.1%	

The Company's worldwide parts net sales and revenues increased to $6.41 billion in 2023 from $5.76 billion in 2022 primarily due to higher price realization in all markets. The increase in Parts segment income before income taxes and pre-tax return on revenues was primarily due to higher price realization in all markets.

The major factors for the Parts segment changes in net sales and revenues, cost of sales and revenues and gross margin between 2023 and 2022 are as follows:

($ in millions)	NET SALES AND REVENUES	COST OF SALES AND REVENUES	GROSS MARGIN
2022	$ 5,764.3	$ 4,009.6	$ 1,754.7
Increase (decrease)			
Aftermarket parts volume	22.5	9.2	13.3
Average aftermarket parts sales prices	614.2		614.2
Average aftermarket parts direct costs		297.6	(297.6)
Warehouse and other indirect costs		44.8	(44.8)
Currency translation	13.4	8.4	5.0
Total increase	650.1	360.0	290.1
2023	$ 6,414.4	$ 4,369.6	$ 2,044.8

- Aftermarket parts sales volume increased by $22.5 million and related cost of sales increased by $9.2 million primarily reflecting higher sales volume in Brasil, Australia and Europe, partially offset by lower sales volume in the U.S.
- Average aftermarket parts sales prices increased sales by $614.2 million primarily due to higher price realization in North America and Europe.
- Average aftermarket parts direct costs increased $297.6 million due to higher material costs, primarily in the U.S. and Europe.
- Warehouse and other indirect costs increased $44.8 million primarily due to higher salaries and related expenses and costs of supplies.
- The currency translation effect on sales and cost of sales primarily reflects an increase in the value of the euro relative to the U.S. dollar, partially offset by a decrease in the value of the Australian dollar and the Canadian dollar relative to the U.S. dollar.
- Parts gross margin was 31.9% in 2023 compared to 30.4% in 2022 due to the factors noted above.

Parts SG&A expense in 2023 increased to $238.0 million from $216.3 million in 2022. The increase was primarily due to higher salaries and related expenses, partially offset by lower sales and marketing costs. As a percentage of sales, Parts SG&A was 3.7% in 2023 and 3.8% in 2022.

Financial Services

The Company's Financial Services segment accounted for 5% of revenues in 2023 and 2022.

($ in millions) Year Ended December 31,	2023	2022	% CHANGE
New loan and lease volume:			
U.S. and Canada	$ 3,662.3	$ 3,376.5	8
Europe	1,586.6	1,483.4	7
Mexico, Australia, Brasil and other	1,956.4	1,355.8	44
	$ 7,205.3	$ 6,215.7	16
New loan and lease volume by product:			
Loans and finance leases	$ 6,538.6	$ 5,209.6	26
Equipment on operating lease	666.7	1,006.1	(34)
	$ 7,205.3	$ 6,215.7	16
New loan and lease unit volume:			
Loans and finance leases	47,200	42,100	12
Equipment on operating lease	7,200	11,600	(38)
	54,400	53,700	1
Average earning assets:			
U.S. and Canada	$ 9,478.5	$ 8,647.4	10
Europe	4,465.9	3,810.0	17
Mexico, Australia, Brasil and other	3,596.5	2,544.0	41
	$ 17,540.9	$ 15,001.4	17
Average earning assets by product:			
Loans and finance leases	$ 11,903.3	$ 10,279.4	16
Dealer wholesale financing	3,100.2	1,933.9	60
Equipment on lease and other	2,537.4	2,788.1	(9)
	$ 17,540.9	$ 15,001.4	17
Revenues:			
U.S. and Canada	$ 759.7	$ 684.3	11
Europe	555.7	498.3	12
Mexico, Australia, Brasil and other	496.5	322.8	54
	$ 1,811.9	$ 1,505.4	20
Revenues by product:			
Loans and finance leases	$ 839.8	$ 532.0	58
Dealer wholesale financing	169.5	96.7	75
Equipment on lease and other	802.6	876.7	(8)
	$ 1,811.9	$ 1,505.4	20
Income before income taxes	$ 540.3	$ 588.9	(8)

New loan and lease volume increased to $7.21 billion in 2023 from $6.22 billion in 2022. The increase in new loan and finance lease volume reflected higher retail sales of PACCAR trucks and a higher amount financed per truck in all major markets. The decrease in equipment on operating leases new business volume reflected lower market demand, partially offset by a higher amount financed per truck in all major markets. The effect of currency translation increased new loan and lease volume by $98.7 million, primarily due to the stronger Mexican peso and euro relative to the U.S. dollar. PFS finance market share of new PACCAR truck sales was 24.0% in 2023 compared to 25.6% in 2022.

PFS revenues increased to $1.81 billion in 2023 from $1.51 billion in 2022. The increase was primarily due to higher interest and fee income driven by portfolio growth and higher portfolio yields. The effects of currency translation increased PFS revenues by $40.8 million in 2023, primarily due to a stronger Mexican peso and euro relative to the U.S. dollar.

PFS income before income taxes decreased to $540.3 million in 2023 from $588.9 million in 2022, primarily due to lower operating lease margins, reflecting lower results on returned lease assets, partially offset by higher finance margins. The effect of currency translation increased PFS income before income taxes by $15.0 million in 2023, primarily due to a stronger Mexican peso and euro relative to the U.S. dollar.

Included in Financial Services "Other Assets" on the Company's Consolidated Balance Sheets are used trucks held for sale, net of impairments, of $309.8 million at December 31, 2023 and $141.7 million at December 31, 2022. These trucks are primarily units returned from matured operating leases in the ordinary course of business, and also include trucks acquired from repossessions, through acquisitions of used trucks in trades related to new truck sales and trucks returned from residual value guarantees (RVGs).

The Company recognized gains on used trucks, excluding repossessions, of $43.5 million in 2023 compared to $140.1 million in 2022, including losses on multiple unit transactions of $12.3 million in 2023 compared to $.8 million in 2022. Used truck losses related to repossessions, which are recognized as credit losses, in 2023 were $4.6 million and were insignificant in 2022.

The major factors for the changes in interest and fees, interest and other borrowing expenses and finance margin between 2023 and 2022 are outlined below:

($ in millions)	INTEREST AND FEES	INTEREST AND OTHER BORROWING EXPENSES	FINANCE MARGIN
2022	$ 628.7	$ 216.3	$ 412.4
Increase (decrease)			
Average finance receivables	183.6		183.6
Average debt balances		76.1	(76.1)
Yields	177.7		177.7
Borrowing rates		200.2	(200.2)
Currency translation and other	19.3	8.0	11.3
Total increase	380.6	284.3	96.3
2023	$ 1,009.3	$ 500.6	$ 508.7

- Average finance receivables increased $2.77 billion (excluding foreign exchange effects) in 2023 primarily due to higher average loan, finance lease and dealer wholesale balances.
- Average debt balances increased $1.91 billion (excluding foreign exchange effects) in 2023, reflecting higher funding requirements for the portfolio, which includes loans, finance leases, dealer wholesale and equipment on operating lease.
- Higher portfolio yields (6.7% in 2023 compared to 5.1% in 2022) increased interest and fees by $177.7 million. The higher portfolio yields were primarily due to higher market rates in all markets.
- Higher borrowing rates (3.9% in 2023 compared to 2.0% in 2022) were primarily due to higher debt market rates in all markets.
- The currency translation effects reflect a increase in the value of foreign currencies relative to the U.S. dollar, primarily the Mexican peso, Brazilian real and euro.

The following table summarizes operating lease, rental and other revenues and depreciation and other expenses:

($ in millions)

Year Ended December 31,		2023		2022
Operating lease and rental revenues	$	751.8	$	807.2
Used truck sales		23.0		50.5
Insurance, franchise and other revenues		27.8		19.0
Operating lease, rental and other revenues	$	802.6	$	876.7
Depreciation of operating lease equipment	$	488.6	$	474.9
Vehicle operating expenses		73.1		33.9
Cost of used truck sales		24.1		49.3
Insurance, franchise and other expenses		4.9		2.7
Depreciation and other expenses	$	590.7	$	560.8

The major factors for the changes in operating lease, rental and other revenues, depreciation and other expenses and lease margin between 2023 and 2022 are outlined below:

($ in millions)	OPERATING LEASE, RENTAL AND OTHER REVENUES		DEPRECIATION AND OTHER EXPENSES		LEASE MARGIN	
2022	$	876.7	$	560.8	$	315.9
(Decrease) increase						
Used truck sales		(27.8)		(25.6)		(2.2)
Results on returned lease assets				107.6		(107.6)
Average operating lease assets		(129.4)		(110.3)		(19.1)
Revenue and cost per asset		53.1		42.1		11.0
Currency translation and other		30.0		16.1		13.9
Total (decrease) increase		(74.1)		29.9		(104.0)
2023	$	802.6	$	590.7	$	211.9

- Lower sales volume and lower market prices of used truck on trade, primarily in Europe, decreased revenues by $27.8 million and related depreciation and other expenses by $25.6 million.
- Results on returned lease assets increased depreciation and other expenses by $107.6 million primarily due to lower gains on sales of returned lease units as a result of lower used truck market values.
- Average operating lease assets decreased $280.7 million (excluding foreign exchange effects), which decreased revenues by $129.4 million and related depreciation and other expenses by $110.3 million.
- Revenue per asset increased $53.1 million primarily due to higher lease rates reflecting higher average truck value financed and higher market rates. Cost per asset increased $42.1 million due to higher depreciation and operating expenses.
- The currency translation effects reflect an increase in the value of foreign currencies relative to the U.S. dollar, primarily the Mexican peso and euro.

Financial Services SG&A expense increased to $149.0 million in 2023 from $133.9 million in 2022. The increase was primarily due to higher salaries and related expenses, higher travel costs and unfavorable currency translation effects, primarily the Mexican peso and euro. As a percentage of average earning assets, Financial Services SG&A was .8% in 2023 and .9% in 2022.

The following table summarizes the provision for losses on receivables and net charge-offs:

| | 2023 | | 2022 | |
| | PROVISION FOR LOSSES ON RECEIVABLES | NET CHARGE-OFFS | PROVISION FOR LOSSES ON RECEIVABLES | NET CHARGE-OFFS |
($ in millions)				
U.S. and Canada	$ 7.9	$ 8.6	$ (5.1)	$ (.9)
Europe	4.4	2.9	.8	.6
Mexico, Australia, Brasil and other	19.0	11.8	9.8	(.4)
	$ 31.3	$ 23.3	$ 5.5	$ (.7)

The provision for losses on receivables increased to $31.3 million in 2023 from $5.5 million in 2022, primarily driven by higher charge-offs, portfolio growth and higher past due balances in 2023.

The Company modifies loans and finance leases as a normal part of its Financial Services operations. The Company may modify loans and finance leases for commercial reasons or for credit reasons. Modifications for commercial reasons are changes to contract terms for customers that are not considered to be in financial difficulty. Insignificant delays are modifications extending terms up to three months for customers experiencing some short-term financial stress, but not considered to be in financial difficulty. Modifications for credit reasons are changes to contract terms for customers considered to be in financial difficulty. The Company's modifications typically result in granting more time to pay the contractual amounts owed and charging a fee and interest for the term of the modification. When considering whether to modify customer accounts for credit reasons, the Company evaluates the creditworthiness of the customers and modifies those accounts that the Company considers likely to perform under the modified terms.

The post-modification balances of accounts modified during the years ended December 31, 2023 and 2022 are summarized below:

| | 2023 | | 2022 | |
| | AMORTIZED COST BASIS | % OF TOTAL PORTFOLIO* | AMORTIZED COST BASIS | % OF TOTAL PORTFOLIO* |
($ in millions)				
Commercial	$ 200.1	1.5%	$ 225.4	2.0%
Insignificant delay	232.5	1.7%	79.3	.7%
Credit	55.2	.4%	59.8	.5%
	$ 487.8	3.6%	$ 364.5	3.2%

* Amortized cost basis immediately after modification as a percentage of the year-end retail portfolio balance.

Modification activity increased to $487.8 in 2023 from $364.5 in 2022. The decrease in modifications for commercial reasons primarily reflects lower volumes of refinancing. The increase related to Insignificant Delay reflects an increase in customers requesting payment relief for up to three months, primarily in the U.S. The decrease in Credit modifications reflects lower volumes of contract modifications and requests for payment relief, primarily in Brasil, partially offset by higher volumes of credit modifications in Europe.

The following table summarizes the Company's 30+ days past due accounts:

At December 31,	2023	2022
Percentage of retail loan and lease accounts 30+ days past due:		
U.S. and Canada	**.8%**	.1%
Europe	**.5%**	.2%
Mexico, Australia, Brasil and other	**1.9%**	1.6%
Worldwide	**1.0%**	.4%

Accounts 30+ days past due increased to 1.0% at December 31, 2023 from .4% at December 31, 2022. The Company continues to focus on maintaining low past due balances.

When the Company modifies a 30+ days past due account, the customer is then generally considered current under the revised contractual terms. The Company modified $35.0 million, primarily in Europe, and $8.9 million of accounts worldwide during the fourth quarter of 2023 and the fourth quarter of 2022, respectively, which were 30+ days past due and became current at the time of modification. Had these accounts not been modified and continued to not make payments, the pro forma percentage of retail loan and lease accounts 30+ days past due would have been as follows:

At December 31,	2023	2022
Pro forma percentage of retail loan and lease accounts 30+ days past due:		
U.S. and Canada	**.8%**	.1%
Europe	**1.8%**	.2%
Mexico, Australia, Brasil and other	**2.0%**	2.0%
Worldwide	**1.2%**	.5%

Modifications of accounts in prior quarters that were more than 30 days past due at the time of modification are included in past dues if they were not performing under the modified terms at December 31, 2023 and 2022. The effect on the allowance for credit losses from such modifications was not significant at December 31, 2023 and 2022.

The Company's annualized pre-tax return on average total assets for Financial Services was 2.9% in 2023 compared to 3.7% in 2022, respectively.

Other
Other includes the winch business as well as sales, income and expenses not attributable to a reportable segment. Other also includes non-service cost components of pension expense and a portion of corporate expense. Other sales represent less than 1% of consolidated net sales and revenues for 2023 and 2022. Other SG&A decreased to $87.8 million in 2023 from $96.1 million in 2022 primarily due to lower corporate expenses.

Other loss before tax was $616.8 million in 2023 compared to $1.1 million in 2022. The increase was primarily due to the EC-related charge in the first quarter 2023 which is discussed in Note L of the consolidated financial statements.

Investment income increased to $292.2 million in 2023 from $61.0 million in 2022, primarily due to higher market interest rates in all regions, as well as higher investment balances.

Income Taxes

In 2023, the effective tax rate was 19.5% compared to 21.8% in 2022. The lower effective tax rate in 2023 was primarily due to a $119.7 million discrete tax benefit for the release of a valuation allowance on deferred tax assets in Brasil, and the change in mix of income generated in jurisdictions with lower tax rates in 2023 as compared to 2022.

($ in millions)

Year Ended December 31,	2023	2022
Domestic income before taxes	$ 3,913.7	$ 2,322.9
Foreign income before taxes	1,804.5	1,525.8
Total income before taxes	$ 5,718.2	$ 3,848.7
Domestic pre-tax return on revenues	20.4%	14.7%
Foreign pre-tax return on revenues	11.3%	11.7%
Total pre-tax return on revenues	16.3%	13.4%

In 2023, both domestic and foreign income before income taxes and domestic pre-tax return on revenues increased primarily due to the improved results from Truck and Parts operations. In 2023, foreign income before income taxes and pre-tax return on revenues includes a one-time expense for the EC-related charge of $600.0 million in the first quarter 2023.

LIQUIDITY AND CAPITAL RESOURCES:

($ in millions)

At December 31,	2023	2022
Cash and cash equivalents	$ 7,181.7	$ 4,690.9
Marketable securities	1,822.6	1,614.2
	$ 9,004.3	$ 6,305.1

The Company's total cash and marketable securities at December 31, 2023, increased $2.70 billion from the balances at December 31, 2022. Total cash and marketable securities are primarily intended to provide liquidity while preserving capital.

The change in cash and cash equivalents is summarized below:

($ in millions)

Year Ended December 31,	2023	2022
Operating activities:		
Net income	$ 4,600.8	$ 3,011.6
Net income items not affecting cash	698.0	601.6
Pension contributions	(27.3)	(39.1)
Changes in operating assets and liabilities, net	(1,081.5)	(547.1)
Net cash provided by operating activities	4,190.0	3,027.0
Net cash used in investing activities	(2,871.0)	(2,033.0)
Net cash provided by financing activities	1,102.2	304.9
Effect of exchange rate changes on cash	69.6	(36.3)
Net increase in cash and cash equivalents	2,490.8	1,262.6
Cash and cash equivalents at beginning of the year	4,690.9	3,428.3
Cash and cash equivalents at end of the year	$ 7,181.7	$ 4,690.9

Operating activities: Cash provided by operations increased by $1.16 billion to $4.19 billion in 2023 from $3.03 billion in 2022. Higher operating cash flows reflect higher net income of $1,589.2 million and higher accruals of $750.7 million, including EC-related charge and product support liabilities. The higher operating cash flows were partially offset by lower accruals in 2023 compared to 2022 of $464.5 million for accounts payable and current accrued expenses. Additionally, there were higher cash outflows for income taxes of $567.2 million and higher cash used of $331.0 million for wholesale receivables.

Investing activities: Cash used in investing activities increased by $838.0 million to $2.87 billion in 2023 from $2.03 billion in 2022. Higher net cash used in investing activities primarily reflects higher net originations for retail loans and financing leases of $877.1 million and higher cash used in the acquisition of property, plant and equipment of $170.0 million. The higher net cash usage was partially offset by lower acquisitions of equipment for operating leases of $298.0 million.

Financing activities: Cash provided by financing activities was $1.10 billion in 2023 compared to $304.9 million in 2022. The Company paid $1.52 billion in dividends in 2023 compared to $1.00 billion in 2022, primarily due to a higher year-end dividend paid in January 2023. Cash provided from net borrowing activities was $2.57 billion, $1.30 billion higher than the cash provided by net borrowing activities of $1.28 billion in 2022 reflecting higher funding to support financial services portfolio growth.

The Company expects to continue paying dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions. Cash dividends declared for the last two years were as follows:

QUARTER		2023		2022
First	$	.25	$	.23
Second		.25		.23
Third		.27		.23
Fourth		.27		.25
Year-End Extra (paid in January of the following year)		3.20		1.87
Total dividends declared per share*	$	4.24	$	2.80

* The sum of quarterly per share amounts do not equal per share amounts reported for the full year due to rounding.

Credit Lines and Other:

The Company has line of credit arrangements of $4.20 billion, of which $3.66 billion were unused at December 31, 2023. Included in these arrangements are $3.00 billion of committed bank facilities, of which $1.00 billion expires in June 2024, $1.00 billion expires in June 2026 and $1.00 billion expires in June 2028. The Company intends to extend or replace these credit facilities on or before expiration to maintain facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the committed bank facilities for the year ended December 31, 2023.

On December 4, 2018, PACCAR's Board of Directors approved the repurchase of up to $500.0 million of the Company's outstanding common stock without an expiration. The objective of the repurchase plan is to return value to PACCAR shareholders. As of December 31, 2023, the Company has repurchased $110.0 million of shares under this plan. There were no repurchases made under this plan during the year ended December 31, 2023.

Truck, Parts and Other

The Company provides funding for working capital, capital expenditures, R&D, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Investments for manufacturing property, plant and equipment in 2023 were $679.4 million compared to $491.2 million in 2022. Over the past decade, the Company's combined investments in worldwide capital projects and R&D totaled $7.68 billion and have significantly increased the operating capacity and efficiency of its facilities and enhanced the quality and operating efficiency of the Company's premium products.

Capital investments in 2024 are expected to be $700 to $750 million, and R&D is expected to be $460 to $500 million. The Company is increasing its investment in fuel efficient diesel and electric powertrain technologies, connected vehicle services, and next-generation manufacturing and parts distribution capabilities.

PACCAR, Cummins, Daimler Trucks and EVE Energy are partnering to produce state of the art commercial vehicle batteries in a factory in Marshall County, Mississippi. The total investment is expected to be in the range of $2-3 billion, of which PACCAR's share is 30%. The 21-gigawatt hour (GWh) factory is expected to begin producing batteries in 2027, subject to regulatory approval.

Financial Services

The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans.

In November 2021, the Company's U.S. finance subsidiary, PACCAR Financial Corp. (PFC), filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2023 was $6.10 billion. In January 2024, PFC issued $600.0 million of medium-term notes under this registration. The registration expires in November 2024 and does not limit the principal amount of debt securities that may be issued during that period.

As of December 31, 2023, the Company's European finance subsidiary, PACCAR Financial Europe, had €911.7 million available for issuance under a €2.50 billion medium-term note program listed on the Euro MTF Market of the Luxembourg Stock Exchange. This program renews annually and expires in September 2024.

In August 2021, PACCAR Financial Mexico registered a 10.00 billion Mexican peso program with the Comision Nacional Bancaria y de Valores to issue medium-term notes and commercial paper. The registration expires in August 2026 and limits the amount of commercial paper (up to one year) to 5.00 billion Mexican pesos. At December 31, 2023, 6.32 billion Mexican pesos were available for issuance.

In August 2018, the Company's Australian subsidiary, PACCAR Financial Pty. Ltd. (PFPL Australia), registered a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. The total amount of medium-term notes outstanding for PFPL Australia as of December 31, 2023 was 850.0 million Australian dollars.

In May 2021, the Company's Canadian subsidiary, PACCAR Financial Ltd. (PFL Canada), established a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. The total amount of medium-term notes outstanding for PFL Canada as of December 31, 2023 was 150.0 million Canadian dollars.

The Company's Brazilian subsidiary, Banco PACCAR S.A., established a lending program in December 2021 with the local development bank, Banco Nacional de Desenvolvimento Economico e Social (BNDES) for qualified customers to receive preferential conditions and generally market interest rates. This program is limited to 1.15 billion Brazilian reais and has 775.5 million Brazilian reais outstanding as of December 31, 2023.

The Company believes its cash balances and investments, collections on existing finance receivables, committed bank facilities, and current investment-grade credit ratings of A+/A1 will continue to provide it with sufficient resources and access to capital markets at competitive interest rates and therefore contribute to the Company maintaining its liquidity and financial stability. In the event of a decrease in the Company's credit ratings or a disruption in the financial markets, the Company may not be able to refinance its maturing debt in the financial markets. In such circumstances, the Company would be exposed to liquidity risk to the degree that the timing of debt maturities differs from the timing of receivable collections from customers. The Company believes its various sources of liquidity, including committed bank facilities, would continue to provide it with sufficient funding resources to service its maturing debt obligations.

Commitments
The following summarizes the Company's contractual cash commitments at December 31, 2023:

($ in millions)	MATURITY				
	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Borrowings*	$ 7,448.5	$ 5,851.7	$ 988.4		$ 14,288.6
Interest on debt**	282.7	331.0	41.7		655.4
Purchase obligations	104.0	179.4	139.2	$ 115.7	538.3
Lease liabilities	18.8	31.1	18.4	14.6	82.9
Other obligations	94.0	7.7	1.3	4.3	107.3
	$ 7,948.0	$ 6,400.9	$ 1,189.0	$ 134.6	$ 15,672.5

*   Commercial paper included in borrowings is at par value.
**   Interest on floating-rate debt is based on the applicable market rates at December 31, 2023.

Total cash commitments for borrowings and interest on term debt were $14.94 billion and were related to the Financial Services segment. As described in Note J of the consolidated financial statements, borrowings consist primarily of term notes and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company's contractual commitments to acquire future production inventory and capital equipment. Other obligations primarily include commitments to commodities.

The Company's other commitments include the following at December 31, 2023:

($ in millions)	COMMITMENT EXPIRATION				
	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Loan and lease commitments	$ 940.7				$ 940.7
Residual value guarantees	414.2	$ 385.6	$ 52.8	$ 11.1	863.7
Letters of credit	22.7			1.0	23.7
	$ 1,377.6	$ 385.6	$ 52.8	$ 12.1	$ 1,828.1

Loan and lease commitments are for funding new retail loan and lease contracts. Residual value guarantees represent the Company's commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment and greenhouse gases. The statutory and regulatory requirements governing greenhouse gas and non-greenhouse gas emissions are included in Item 1A, "Risk Factors – Emissions Requirements and Reduction Targets" in the Company's 2023 Form 10-K. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations in effect at the time such use and disposal occurred.

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a "potentially responsible party" by domestic and foreign environmental agencies. The Company has accrued the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in the years ended December 31, 2023 and 2022 were $3.0 million and $4.6 million, respectively. While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company's consolidated cash flow, liquidity or financial condition.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES:

This annual report includes "adjusted net income (non-GAAP)" and "adjusted net income per diluted share (non-GAAP)", which are financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), since they exclude a charge for EC-related claims. These measures differ from the most directly comparable measures calculated in accordance with GAAP and may not be comparable to similarly titled non-GAAP financial measures used by other companies. In addition, the annual report includes the financial ratios noted below calculated on non-GAAP measures.

Adjustment for the EC-related claims relates to a pre-tax charge of $600.0 million ($446.4 million after-tax) for estimable total costs recorded in Interest and other expenses (income), net in the year ended December 31, 2023 (recorded in the first quarter 2023).

Management utilizes these non-GAAP measures to evaluate the Company's performance and believes these measures allow investors and management to evaluate operating trends by excluding a significant non-recurring charge that is not representative of underlying operating trends.

Reconciliations from the most directly comparable GAAP measures to adjusted net income (non-GAAP) and adjusted net income per diluted shares (non-GAAP) are as follows:

($ in millions, except per share amounts)
Year Ended December 31, 2023

Net income	$ 4,600.8
EC-related claims, net of taxes	446.4
Adjusted net income (non-GAAP)	$ 5,047.2
Per diluted share	
Net income	$ 8.76
EC-related claims, net of taxes	.85
Adjusted net income (non-GAAP)	$ 9.61
After-tax return on revenues	13.1%
EC-related claims, net of taxes	1.3%
After-tax adjusted return on revenues (non-GAAP) *	14.4%
After-tax return on beginning equity	34.9%
EC-related claims, net of taxes	3.4%
After-tax adjusted return on beginning equity (non-GAAP)*	38.3%

* Calculated using adjusted net income.

CRITICAL ACCOUNTING POLICIES:

The Company's significant accounting policies are disclosed in Note A of the consolidated financial statements. In the preparation of the Company's financial statements, in accordance with U.S. generally accepted accounting principles, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different from estimates used by management, may have a material impact on the financial statements.

Operating Leases
Trucks sold pursuant to agreements accounted for as operating leases are disclosed in Note F of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. Operating lease terms generally range from three to five years. The resulting residual values on operating leases generally range between 30% and 70% of the original equipment cost. If the sales price of a truck at the end of the term of the agreement differs from the Company's estimated residual value, a gain or loss will result.

Future market conditions, changes in government regulations and other factors outside the Company's control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant. A decrease in the estimated equipment residual values would increase annual depreciation expense over the remaining lease term.

During 2023, market values on equipment returning upon operating lease maturity were generally higher than the residual values on the equipment, resulting in a decrease in depreciation expense of $63.8 million.

At December 31, 2023, the aggregate residual value of equipment on operating leases in the Financial Services segment and residual value guarantee on trucks accounted for as operating leases in the Truck segment was $1.49 billion. A 10% decrease in used truck values worldwide, if expected to persist over the remaining maturities of the Company's operating leases, would reduce residual value estimates and result in the Company recording additional depreciation expense of approximately $73.6 million in 2024, $34.8 million in 2025, $20.5 million in 2026, $13.1 million in 2027, $6.8 million in 2028 and thereafter.

Allowance for Credit Losses

The allowance for credit losses related to the Company's loans and finance leases is disclosed in Note E of the consolidated financial statements. The Company has developed a systematic methodology for determining the allowance for credit losses for its two portfolio segments, retail and wholesale. The retail segment consists of retail loans and sales-type finance leases, net of unearned interest. The wholesale segment consists of truck inventory financing loans to dealers that are collateralized by trucks and other collateral. The wholesale segment generally has less risk than the retail segment. Wholesale receivables generally are shorter in duration than retail receivables, and the Company requires periodic reporting of the wholesale dealer's financial condition, conducts periodic audits of the trucks being financed and in many cases, obtains guarantees or other security such as dealership assets. In determining the allowance for credit losses, retail loans and finance leases are evaluated together since they relate to a similar customer base, their contractual terms require regular payment of principal and interest, generally over three to five years, and they are secured by the same type of collateral. The allowance for credit losses consists of both specific and general reserves.

The Company individually evaluates certain finance receivables for expected credit losses. Finance receivables that are evaluated individually consist of all wholesale accounts and certain large retail accounts with past due balances or otherwise determined to be at a higher risk of loss. In general, finance receivables that are 90 days past due are placed on non-accrual status. Finance receivables on non-accrual status which have been performing for 90 consecutive days are placed on accrual status if it is deemed probable that the Company will collect all principal and interest payments.

Individually evaluated receivables on non-accrual status are generally considered collateral dependent. Large balance retail and all wholesale receivables on non-accrual status are individually evaluated to determine the appropriate reserve for losses. The determination of reserves for large balance receivables on non-accrual status considers the fair value of the associated collateral. When the underlying collateral fair value exceeds the Company's amortized cost basis, no reserve is recorded. Small balance receivables on non-accrual status with similar risk characteristics are evaluated as a separate pool to determine the appropriate reserve for losses using the historical loss information discussed below.

The Company evaluates finance receivables that are not individually evaluated and share similar risk characteristics on a collective basis and determines the general allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past due account data, current market conditions, and expected changes in future macroeconomic conditions that affect collectability. Historical credit loss data provides relevant information of expected credit losses. The historical information used includes assumptions regarding the likelihood of collecting current and past due accounts, repossession rates, and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse.

The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined based on current market conditions and other factors impacting the creditworthiness of the Company's borrowers and their ability to repay. Adjustments to historical loss information are made for changes in forecasted economic conditions that are specific to the industry and markets in which the Company conducts business.

The Company utilizes economic forecasts from third party sources and determines expected losses based on historical experience under similar market conditions. After determining the appropriate level of the allowance for credit losses, a provision for losses on finance receivables is charged to income as necessary to reflect management's estimate of expected credit losses, net of recoveries, inherent in the portfolio.

The adequacy of the allowance is evaluated quarterly based on the most recent past due account information and current and future market conditions. As accounts become past due, the likelihood that they will not be fully collected increases. The Company's experience indicates the probability of not fully collecting past due accounts ranges between 10% and 70%. Over the past two years, the Company's year-end 30+ days past due accounts have ranged between .4% and 1.0% of loan and lease receivables. Historically, a 100 basis point increase in the 30+ days past due percentage has resulted in an increase in credit losses of 2 to 25 basis points of receivables. At December 31, 2023, 30+ days past dues were 1.0%. If past dues were 100 basis points higher or 2.0% as of December 31, 2023, the Company's estimate of credit losses would likely have increased by a range of $2 to $35 million depending on the extent of the past dues, the estimated value of the collateral as compared to amounts owed and general economic factors.

Product Warranty
Product warranty, including changes in estimates for pre-existing warranties, is disclosed in Note I of the consolidated financial statements. The expenses related to product warranty are estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. Estimates consider product type, geographical differences, labor rates, and any other known factors affecting the number or amount of expected claim payments. For new products with no historical experience, reference to similar products is utilized. Management takes actions to minimize warranty costs through quality-improvement programs; however, actual claim costs incurred could materially differ from the estimated amounts and require adjustments to the reserve. Historically those adjustments have not been material. Over the past two years, warranty expense as a percentage of Truck, Parts and Other net sales and revenues has ranged between 1.9% and 2.9%. If the 2023 warranty expense had been .2% higher as a percentage of net sales and revenues in 2023, warranty expense would have increased by approximately $67 million.

FORWARD-LOOKING STATEMENTS:

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements relating to future results of operations or financial position and any other statement that does not relate to any historical or current fact. Such statements are based on currently available operating, financial and other information and are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations or tariffs resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; fluctuations in interest rates; changes in the levels of the Financial Services segment new business volume due to unit fluctuations in new PACCAR truck sales or reduced market shares; changes affecting the profitability of truck owners and operators; price changes impacting truck sales prices and residual values; insufficient supplier capacity or access to raw materials and components, including semiconductors; labor disruptions; shortages of commercial truck drivers; increased warranty costs; cybersecurity risks to the Company's information technology systems; pandemics; climate-related risks; global conflicts; litigation, including European Commission (EC) settlement-related claims; or legislative and governmental regulations. A more detailed description of these and other risks is included under the heading Part I, Item 1A, "Risk Factors" and in Note L in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2023	2022	2021
		(millions, except per share data)	
TRUCK, PARTS AND OTHER:			
Net sales and revenues	**$ 33,315.5**	$ 27,314.3	$ 21,834.5
Cost of sales and revenues	**26,894.2**	23,291.0	19,092.4
Research and development	**410.9**	341.2	324.1
Selling, general and administrative	**604.3**	592.4	547.4
Interest and other expenses (income), net	**520.4**	(109.1)	(72.6)
	28,429.8	24,115.5	19,891.3
Truck, Parts and Other Income Before Income Taxes	**4,885.7**	3,198.8	1,943.2
FINANCIAL SERVICES:			
Interest and fees	**1,009.3**	628.7	524.4
Operating lease, rental and other revenues	**802.6**	876.7	1,163.4
Revenues	**1,811.9**	1,505.4	1,687.8
Interest and other borrowing expenses	**500.6**	216.3	150.9
Depreciation and other expenses	**590.7**	560.8	969.4
Selling, general and administrative	**149.0**	133.9	129.4
Provision for losses on receivables	**31.3**	5.5	.5
	1,271.6	916.5	1,250.2
Financial Services Income Before Income Taxes	**540.3**	588.9	437.6
Investment income	**292.2**	61.0	15.5
Total Income Before Income Taxes	**5,718.2**	3,848.7	2,396.3
Income taxes	**1,117.4**	837.1	530.8
Net Income	**$ 4,600.8**	$ 3,011.6	$ 1,865.5
Net Income Per Share			
Basic	**$ 8.78**	$ 5.76	$ 3.58
Diluted	**$ 8.76**	$ 5.75	$ 3.57
Weighted Average Number of Common Shares Outstanding			
Basic	**523.9**	522.6	521.7
Diluted	**525.0**	523.4	522.7

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31,	2023	2022	2021
		(millions)	
Net income	$ **4,600.8**	$ 3,011.6	$ 1,865.5
Other comprehensive income:			
Unrealized (losses) gains on derivative contracts			
Net (loss) gain arising during the period	**(174.9)**	17.7	54.2
Tax effect	**37.0**	(9.1)	(14.3)
Reclassification adjustment	**111.8**	48.0	(33.7)
Tax effect	**(20.0)**	(8.0)	9.5
	(46.1)	48.6	15.7
Unrealized gains (losses) on marketable debt securities			
Net holding gain (loss)	**43.2**	(54.9)	(18.8)
Tax effect	**(10.8)**	13.6	4.7
Reclassification adjustment	**(3.6)**	(1.6)	(2.1)
Tax effect	**.9**	.4	.5
	29.7	(42.5)	(15.7)
Pension plans			
Net (loss) gain arising during the period	**(5.8)**	170.5	343.2
Tax effect	**1.8**	(34.1)	(80.3)
Reclassification adjustment	**6.1**	29.6	59.5
Tax effect	**(1.5)**	(7.1)	(14.1)
	.6	158.9	308.3
Foreign currency translation gain (loss)	**275.3**	(197.3)	(179.1)
Net other comprehensive income (loss)	**259.5**	(32.3)	129.2
Comprehensive Income	$ **4,860.3**	$ 2,979.3	$ 1,994.7

See notes to consolidated financial statements.

ASSETS

December 31,	2023	2022
		(millions)
TRUCK, PARTS AND OTHER:		
Current Assets		
Cash and cash equivalents	$ 6,836.7	$ 4,544.7
Trade and other receivables, net (allowance for losses: 2023 - $.9, 2022 - $.6)	2,198.1	1,919.8
Marketable securities	1,822.6	1,614.2
Inventories, net	2,576.7	2,198.8
Other current assets	680.6	682.0
Total Truck, Parts and Other Current Assets	14,114.7	10,959.5
Equipment on operating leases, net	127.6	190.8
Property, plant and equipment, net	3,780.1	3,468.4
Other noncurrent assets, net	1,837.1	1,477.2
Total Truck, Parts and Other Assets	19,859.5	16,095.9
FINANCIAL SERVICES:		
Cash and cash equivalents	345.0	146.2
Finance and other receivables, net (allowance for losses: 2023 - $133.0, 2022 - $121.1)	17,571.7	13,791.9
Equipment on operating leases, net	2,175.4	2,612.5
Other assets	871.8	629.0
Total Financial Services Assets	20,963.9	17,179.6
	$ 40,823.4	$ 33,275.5

LIABILITIES AND STOCKHOLDERS' EQUITY

December 31,	2023	2022
	(millions)	
TRUCK, PARTS AND OTHER:		
Current Liabilities		
Accounts payable, accrued expenses and other	$ 5,076.3	$ 4,511.7
Dividend payable	1,675.0	974.6
Total Truck, Parts and Other Current Liabilities	6,751.3	5,486.3
Residual value guarantees and deferred revenues	142.6	209.2
Other liabilities	2,121.9	1,490.1
Total Truck, Parts and Other Liabilities	9,015.8	7,185.6
FINANCIAL SERVICES:		
Accounts payable, accrued expenses and other	992.3	826.8
Commercial paper and bank loans	5,609.9	3,604.9
Term notes	8,624.6	7,866.7
Deferred taxes and other liabilities	702.0	624.4
Total Financial Services Liabilities	15,928.8	12,922.8
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value - authorized 1.0 million shares, none issued		
Common stock, $1 par value - authorized 1.2 billion shares;		
issued 523.3 million and 522.0 million shares	523.3	522.0
Additional paid-in capital	269.1	196.1
Retained earnings	15,780.3	13,402.4
Accumulated other comprehensive loss	(693.9)	(953.4)
Total Stockholders' Equity	15,878.8	13,167.1
	$ 40,823.4	$ 33,275.5

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2023	2022	2021
		(millions)	
OPERATING ACTIVITIES:			
Net Income	**$ 4,600.8**	$ 3,011.6	$ 1,865.5
Adjustments to reconcile net income to cash provided by operations:			
Depreciation and amortization:			
Property, plant and equipment	**415.0**	332.2	270.0
Equipment on operating leases and other	**508.9**	458.0	633.3
Provision for losses on financial services receivables	**31.3**	5.5	.5
Deferred taxes	**(303.7)**	(208.0)	(208.6)
Other, net	**46.5**	13.9	20.3
Pension contributions	**(27.3)**	(39.1)	(25.1)
Change in operating assets and liabilities:			
(Increase) decrease in assets other than cash and cash equivalents:			
Receivables:			
Trade and other receivables	**(430.7)**	(441.7)	(412.9)
Wholesale receivables on new trucks	**(1,266.4)**	(935.4)	90.8
Inventories	**(350.7)**	(272.7)	(628.0)
Other assets, net	**(127.2)**	(31.9)	(129.8)
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	**375.8**	840.3	693.4
Residual value guarantees and deferred revenues	**(36.8)**	(44.3)	(82.4)
Other liabilities, net	**754.5**	338.6	99.7
Net Cash Provided by Operating Activities	**4,190.0**	3,027.0	2,186.7
INVESTING ACTIVITIES:			
Originations of retail loans and finance leases	**(6,378.2)**	(5,058.7)	(4,570.6)
Collections on retail loans and finance leases	**4,330.4**	3,888.0	4,113.3
Net (increase) decrease in wholesale receivables on used equipment	**(29.1)**	(15.9)	12.2
Purchases of marketable debt securities	**(967.2)**	(888.4)	(903.1)
Proceeds from sales and maturities of marketable debt securities	**803.6**	718.1	727.0
Payments for property, plant and equipment	**(695.0)**	(525.0)	(559.1)
Acquisitions of equipment for operating leases	**(567.5)**	(865.5)	(1,073.7)
Proceeds from asset disposals	**614.5**	687.7	904.1
Other, net	**17.5**	26.7	(12.8)
Net Cash Used in Investing Activities	**(2,871.0)**	(2,033.0)	(1,362.7)
FINANCING ACTIVITIES:			
Payments of cash dividends	**(1,518.6)**	(1,004.7)	(708.0)
Purchases of treasury stock	**(3.5)**	(2.1)	(1.5)
Proceeds from stock compensation transactions	**51.5**	35.7	37.5
Net increase in commercial paper, short-term bank loans and other	**1,721.0**	370.1	24.7
Proceeds from term debt	**3,085.0**	3,171.7	2,101.1
Payments on term debt	**(2,233.2)**	(2,265.8)	(2,336.7)
Net Cash Provided by (Used in) Financing Activities	**1,102.2**	304.9	(882.9)
Effect of exchange rate changes on cash	**69.6**	(36.3)	(52.4)
Net Increase (Decrease) in Cash and Cash Equivalents	**2,490.8**	1,262.6	(111.3)
Cash and cash equivalents at beginning of year	**4,690.9**	3,428.3	3,539.6
Cash and cash equivalents at end of year	**$ 7,181.7**	$ 4,690.9	$ 3,428.3

See notes to consolidated financial statements.

December 31,	2023	2022	2021
	(millions, except per share data)		
COMMON STOCK, $1 PAR VALUE:			
Balance at beginning of year	$ 522.0	$ 347.3	$ 346.6
50% stock dividend		174.0	
Stock compensation	1.3	.7	.7
Balance at end of year	523.3	522.0	347.3
ADDITIONAL PAID-IN CAPITAL:			
Balance at beginning of year	196.1	142.0	88.5
Treasury stock retirement	(3.5)	(2.1)	(1.5)
Stock compensation	76.5	56.2	55.0
Balance at end of year	269.1	196.1	142.0
TREASURY STOCK, AT COST:			
Balance at beginning of year			
Purchases, shares: 2023 - .05; 2022 - .04; 2021 - .02	(3.5)	(2.1)	(1.5)
Retirements	3.5	2.1	1.5
Balance at end of year			
RETAINED EARNINGS:			
Balance at beginning of year	13,402.4	12,025.8	11,148.5
Net income	4,600.8	3,011.6	1,865.5
Cash dividends declared on common stock,			
per share: 2023 - $4.24; 2022 - $2.80; 2021 - $1.89	(2,222.9)	(1,461.0)	(988.2)
50% stock dividend		(174.0)	
Balance at end of year	15,780.3	13,402.4	12,025.8
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Balance at beginning of year	(953.4)	(921.1)	(1,050.3)
Other comprehensive income (loss)	259.5	(32.3)	129.2
Balance at end of year	(693.9)	(953.4)	(921.1)
Total Stockholders' Equity	$ 15,878.8	$ 13,167.1	$ 11,594.0

See notes to consolidated financial statements.

December 31, 2023, 2022 and 2021 (currencies in millions)

A. SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in three principal segments: (1) the Truck segment includes the design and manufacture of high-quality, light-, medium- and heavy-duty commercial trucks; (2) the Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles; and (3) the Financial Services segment (PFS) includes finance and leasing products and services provided to customers and dealers. PACCAR's finance and leasing activities are principally related to PACCAR products and associated equipment. PACCAR's sales and revenues are derived primarily from North America and Europe. The Company also operates in Australia and Brasil and sells trucks and parts to customers in Asia, Africa, the Middle East and South America.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition:
Truck, Parts and Other: The Company enters into sales contracts with customers associated with purchases of the Company's products and services including trucks, parts, product support, and other related services. Generally, the Company recognizes revenue for the amount of consideration it will receive for delivering a product or service to a customer. Revenue is recognized when the customer obtains control of the product or receives benefits of the service. The Company excludes sales taxes, value added taxes and other related taxes assessed by government agencies from revenue. There are no significant financing components included in product or services revenue since generally customers pay shortly after the products or services are transferred. In the Truck and Parts segments, when the Company grants extended payment terms on selected receivables and charges interest, interest income is recognized when earned.

The Company recognizes truck and parts sales as revenues when control of the products is transferred to customers which generally occurs upon shipment, except for certain truck sales which are subject to a residual value guarantee (RVG) by the Company. The standard payment term for trucks and aftermarket parts is typically within 30 days, but the Company may grant extended payment terms on selected receivables. The Company recognizes revenue for the invoice amount adjusted for estimated sales incentives and returns. Sales incentives and returns are estimated based on historical experience and are adjusted to current period revenue when the most likely amount of consideration the Company expects to receive changes or becomes fixed. Truck and parts sales include a standard product warranty which is included in cost of sales. The Company has elected to treat delivery services as a fulfillment activity with revenues recognized when the customer obtains control of the product. Delivery revenue is included in revenues and the related costs are included in cost of sales. The Company is not disclosing truck order backlog, as a significant majority of the backlog has a duration of less than one year.

Truck sales with RVGs that allow customers the option to return their truck are accounted for as a sale when the customer does not have an economic incentive to return the truck to the Company, or as an operating lease when the customer does have an economic incentive to return the truck. The estimate of customers' economic incentive to return the trucks is based on an analysis of historical guaranteed buyback value and estimated market value. When truck sales with RVGs are accounted for as a sale, revenue is recognized when the truck is transferred to the customer less an amount for expected returns. Expected return rates are estimated by using a historical return rate.

Aftermarket parts sales allow for returns which are estimated at the time of sale based on historical data. Parts dealer services and other revenues are recognized as services are performed.

December 31, 2023, 2022 and 2021 (currencies in millions)

The following table presents the balance sheet classification of the estimated value of the returned goods assets and the related return liabilities:

At December 31,	2023		2022	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Trucks:				
Other current assets	$ 147.3		$ 183.0	
Accounts payable, accrued expenses and other		$ 149.5		$ 185.0
Other noncurrent assets, net	186.7		284.6	
Other liabilities		196.4		298.9
	$ 334.0	$ 345.9	$ 467.6	$ 483.9
Parts:				
Other current assets	$ 86.8		$ 77.7	
Accounts payable, accrued expenses and other		$ 216.3		$ 181.4
	$ 86.8	$ 216.3	$ 77.7	$ 181.4

The Company's total commitment to acquire trucks at a guaranteed value for contracts accounted for as a sale was $744.0 at December 31, 2023.

Revenues from extended warranties, operating leases and other include optional extended warranty and repair and maintenance (R&M) service contracts which can be purchased for periods generally ranging up to five years. The Company defers revenue based on stand-alone observable selling prices when it receives payments in advance and generally recognizes the revenue on a straight-line basis over the warranty or R&M contract periods. See Note I, Product Support Liabilities, in the Notes to the Consolidated Financial Statements for further information. Also included are truck sales with an RVG accounted for as an operating lease. A liability is created for the residual value obligation with the remainder of the proceeds recorded as deferred revenue. The deferred revenue is recognized on a straight-line basis over the guarantee period, which typically ranges from three to five years. Total operating lease revenue from truck sales with RVGs for the years ended December 31, 2023, 2022 and 2021 was $69.7, $105.9 and $113.8, respectively.

Revenue from winch sales and other is primarily derived from the industrial winch business. Winch sales are recognized when the product is transferred to a customer, which generally occurs upon shipment. Also within this category are other revenues not attributable to a reportable segment.

Financial Services: The Company's Financial Services segment products include loans to customers collateralized by the vehicles being financed, finance leases for retail customers and dealers, dealer wholesale financing which includes floating-rate wholesale loans to PACCAR dealers for new and used trucks, and operating leases which include rentals on Company owned equipment. Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income over the expected life of the contracts using the straight-line method which approximates the interest method.

Operating lease rental revenue is recognized on a straight-line basis over the term of the lease. Customer contracts may include additional services such as excess mileage, repair and maintenance and other services on which revenue is recognized when earned. The Company's full-service lease arrangements bundle these additional services. Rents for full-service lease contracts are allocated between lease and non-lease components based on the relative stand-alone price of each component. Taxes, such as sales and use and value added, which are collected by the Company from a customer, are excluded from the measurement of lease income and expenses. Rental revenues for the years ended December 31, 2023, 2022 and 2021 were $736.9, $788.8 and $831.6, respectively. Depreciation and related leased unit operating expenses were $551.9, $490.0 and $665.7 for the years ended December 31, 2023, 2022 and 2021, respectively.

December 31, 2023, 2022 and 2021 (currencies in millions)

Recognition of interest income and rental revenue is suspended (put on non-accrual status) when the receivable becomes more than 90 days past the contractual due date or earlier if some other event causes the Company to determine that collection is not probable. Accordingly, no finance receivables more than 90 days past due were accruing interest at December 31, 2023 or December 31, 2022. Recognition is resumed if the receivable becomes current by the payment of all amounts due under the terms of the existing contract and collection of remaining amounts is considered probable (if not contractually modified) or if the customer makes scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified). Payments received while the finance receivable is on non-accrual status are applied to interest and principal in accordance with the contractual terms.

Finance leases are secured by the trucks and related equipment being leased and the lease terms generally range from three to five years depending on the type and use of the equipment. The lessee is required to either purchase the equipment or guarantee to the Company a stated residual value upon the disposition of the equipment at the end of the finance lease term.

Operating lease terms generally range from three to five years. At the end of the operating lease term, the lessee has the option to return the equipment to the Company or purchase the equipment at its fair market value.

The Company determines its estimate of the residual value of leased vehicles by considering the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. If the sales price of the truck at the end of the agreement differs from the Company's estimated residual value, a gain or loss will result. Future market conditions, changes in government regulations and other factors outside the Company's control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant.

Cash and Cash Equivalents: Cash equivalents consist of liquid investments with a maturity at date of purchase of 90 days or less.

Investments in Marketable Securities:
Debt Securities: The Company's investments in marketable debt securities are classified as available-for-sale. These investments are stated at fair value and may include an allowance for credit losses. Changes in the allowance for credit losses are recognized in the current period earnings and any unrealized gains or losses, net of tax, are included as a component of accumulated other comprehensive income (loss) (AOCI).

The Company utilizes third-party pricing services for all of its marketable debt security valuations. The Company reviews the pricing methodology used by the third-party pricing services, including the manner employed to collect market information. On a quarterly basis, the Company also performs review and validation procedures on the pricing information received from the third-party providers. These procedures help ensure the fair value information used by the Company is determined in accordance with applicable accounting guidance.

The Company evaluates its investment in marketable debt securities at the end of each reporting period to determine if a decline in fair value is the result of credit losses or unrealized losses. In assessing credit losses, the Company considers the collectability of principal and interest payments by monitoring changes to issuers' credit ratings, specific credit events associated with individual issuers as well as the credit ratings of any financial guarantor. The Company considers its intent for selling the security and whether it is more likely than not the Company will be able to hold the security until the recovery of any credit losses and unrealized losses. Charges against the allowance for credit losses occur when a security with credit losses is sold or the Company no longer intends to hold that security.

Equity Securities: Marketable equity securities are traded on active exchanges and are measured at fair value. The realized and unrealized gains (losses) are recognized in investment income.

Receivables:
Trade and Other Receivables: The Company's trade and other receivables are recorded at cost, net of allowances. At December 31, 2023 and 2022, respectively, trade and other receivables included trade receivables from dealers and customers of $1,822.7 and $1,600.1 and other receivables of $375.4 and $319.7 relating primarily to value added tax receivables and supplier allowances and rebates.

December 31, 2023, 2022 and 2021 (currencies in millions)

Finance and Other Receivables:
Loans – Loans represent fixed or floating-rate loans to customers collateralized by the vehicles purchased and are recorded at amortized cost.

Finance leases – Finance leases are sales-type finance leases, which lease equipment to retail customers and dealers. These leases are reported as the sum of minimum lease payments receivable and estimated residual value of the property subject to the contracts, reduced by unearned interest.

Dealer wholesale financing – Dealer wholesale financing is floating-rate wholesale loans to PACCAR dealers for new and used trucks and are recorded at amortized cost. The loans are collateralized by the trucks being financed.

Operating lease receivables and other – Operating lease receivables and other include monthly rentals due on operating leases, unamortized loan and lease origination costs, interest on loans and other amounts due within one year in the normal course of business.

Allowance for Credit Losses:
Truck, Parts and Other: The Company historically has not experienced significant losses or past due amounts on trade and other receivables in its Truck, Parts and Other businesses. Accounts are considered past due once the unpaid balance is over 30 days outstanding based on contractual payment terms. Accounts are charged off against the allowance for credit losses when, in the judgment of management, they are considered uncollectible. The allowance for credit losses for Truck, Parts and Other were $.9 and $.6 for the years ended December 31, 2023 and 2022, respectively. Net charge-offs were nil for the year ended December 31, 2023, $.2 for the year ended December 31, 2022 and nil for the year ended December 31, 2021.

Financial Services: The Company continuously monitors the payment performance of its finance receivables. For large retail finance customers and dealers with wholesale financing, the Company regularly reviews their financial statements and makes site visits and phone contact as appropriate. If the Company becomes aware of circumstances that could cause those customers or dealers to face financial difficulty, whether or not they are past due, the customers are placed on a watch list.

The Company modifies loans and finance leases in the normal course of its Financial Services operations. The Company may modify loans and finance leases for commercial reasons or for credit reasons. Modifications for commercial reasons are changes to contract terms for customers that are not considered to be in financial difficulty. Insignificant delays are modifications extending terms up to three months for customers experiencing some short-term financial stress, but not considered to be in financial difficulty. Modifications for credit reasons are changes to contract terms for customers considered to be in financial difficulty. The Company's modifications typically result in granting more time to pay the contractual amounts owed and charging a fee and interest for the term of the modification.

When considering whether to modify customer accounts for credit reasons, the Company evaluates the creditworthiness of the customers and modifies those accounts that the Company considers likely to perform under the modified terms. The Company does not typically grant credit modifications for customers that do not meet minimum underwriting standards since the Company normally repossesses the financed equipment in these circumstances.

On average, commercial and other modifications extended contractual terms by approximately three months in 2023 and 2022, and did not have a significant effect on the weighted average term or interest rate of the total portfolio at December 31, 2023 and 2022.

The Company has developed a systematic methodology for determining the allowance for credit losses for its two portfolio segments, retail and wholesale. The retail segment consists of retail loans and sales-type finance leases, net of unearned interest. The wholesale segment consists of truck inventory financing loans to dealers that are collateralized by trucks and other collateral. The wholesale segment generally has less risk than the retail segment. Wholesale receivables generally are shorter in duration than retail receivables, and the Company requires periodic reporting of the wholesale dealer's financial condition, conducts periodic audits of the trucks being financed and in many cases, obtains guarantees or other security such as dealership assets. In determining the allowance for credit

losses, retail loans and finance leases are evaluated together since they relate to a similar customer base, their contractual terms require regular payment of principal and interest, generally over three to five years, and they are secured by the same type of collateral. The allowance for credit losses consists of both specific and general reserves.

The Company individually evaluates certain finance receivables for expected credit losses. Finance receivables that are evaluated individually consist of all wholesale accounts and certain large retail accounts with past due balances or otherwise determined to be at a higher risk of loss. In general, finance receivables that are 90 days past due are placed on non-accrual status. Finance receivables on non-accrual status which have been performing for 90 consecutive days are placed on accrual status if it is deemed probable that the Company will collect all principal and interest payments.

Individually evaluated receivables on non-accrual status are generally considered collateral dependent. Large balance retail and all wholesale receivables on non-accrual status are individually evaluated to determine the appropriate reserve for losses. The determination of reserves for large balance receivables on non-accrual status considers the fair value of the associated collateral. When the underlying collateral fair value exceeds the Company's amortized cost basis, no reserve is recorded. Small balance receivables on non-accrual status with similar risk characteristics are evaluated as a separate pool to determine the appropriate reserve for losses using the historical loss information discussed below.

The Company evaluates finance receivables that are not individually evaluated and share similar risk characteristics on a collective basis and determines the general allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past due account data, current market conditions, and expected changes in future macroeconomic conditions that affect collectability. Historical credit loss data provides relevant information of expected credit losses. The historical information used includes assumptions regarding the likelihood of collecting current and past due accounts, repossession rates, and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse.

The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined based on current market conditions and other factors impacting the creditworthiness of the Company's borrowers and their ability to repay. Adjustments to historical loss information are made for changes in forecasted economic conditions that are specific to the industry and markets in which the Company conducts business. The Company utilizes economic forecasts from third party sources and determines expected losses based on historical experience under similar market conditions. After determining the appropriate level of the allowance for credit losses, a provision for losses on finance receivables is charged to income as necessary to reflect management's estimate of expected credit losses, net of recoveries, inherent in the portfolio.

In determining the fair value of the collateral, the Company uses a pricing matrix and categorizes the fair value as Level 2 in the hierarchy of fair value measurement. The pricing matrix is reviewed quarterly and updated as appropriate. The pricing matrix considers the make, model and year of the equipment as well as recent sales prices of comparable equipment sold individually, which is the lowest unit of account, through wholesale channels to the Company's dealers (principal market). The fair value of the collateral also considers the overall condition of the equipment.

Accounts are charged off against the allowance for credit losses when, in the judgment of management, they are considered uncollectible, which generally occurs upon repossession of the collateral. Typically the timing between the repossession and charge-off is not significant. In cases where repossession is delayed (e.g., for legal proceedings), the Company records a partial charge-off. The charge-off is determined by comparing the fair value of the collateral, less cost to sell, to the amortized cost basis.

Inventories: Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined principally by the first-in, first-out (FIFO) method. Cost of sales and revenues include shipping and handling costs incurred to deliver products to dealers and customers.

December 31, 2023, 2022 and 2021 (currencies in millions)

Equipment on Operating Leases: The Company's Financial Services segment leases equipment under operating leases to its customers. In addition, in the Truck segment, equipment sold to customers in Europe subject to an RVG by the Company may be accounted for as an operating lease. Equipment is recorded at cost and is depreciated on the straight-line basis to the lower of the estimated residual value or guarantee value. Lease and guarantee periods generally range from three to five years. Estimated useful lives of the equipment range from three to ten years. The Company reviews residual values of equipment on operating leases periodically to determine that recorded amounts are appropriate.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method based on the estimated useful lives of various classes of assets. Certain production tooling and equipment are amortized on a unit of production basis.

Long-lived Assets and Goodwill: The Company evaluates the carrying value of property, plant and equipment when events and circumstances warrant a review. Goodwill is tested for impairment at least on an annual basis. There were no significant impairment charges for the three years ended December 31, 2023. Goodwill was $107.4 and $104.1 at December 31, 2023 and 2022, respectively. The increase in value was due to currency translation.

Product Support Liabilities: Product support liabilities include estimated future payments related to product warranties and deferred revenues on optional extended warranties and R&M contracts. The Company generally offers one year warranties covering most of its vehicles and related aftermarket parts. For vehicles equipped with engines manufactured by PACCAR, the Company generally offers two year warranties on the engine. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. The Company periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience. Revenue from extended warranty and R&M contracts is deferred and recognized to income generally on a straight-line basis over the contract period. Warranty and R&M costs on these contracts are recognized as incurred.

Derivative Financial Instruments: As part of its risk management strategy, the Company enters into derivative contracts to hedge against the risks of interest rates, foreign currency rates and commodity prices. Certain derivative instruments designated as fair value hedges, cash flow hedges or net investment hedges are subject to hedge accounting. Derivative instruments that are not subject to hedge accounting are held as derivatives not designated as hedged instruments. The Company's policies prohibit the use of derivatives for speculation or trading. At the inception of each hedge relationship, the Company documents its risk management objectives, procedures and accounting treatment. All of the Company's interest-rate, commodity as well as certain foreign-exchange contracts are transacted under International Swaps and Derivatives Association (ISDA) master agreements. Each agreement permits the net settlement of amounts owed in the event of default and certain other termination events. For derivative financial instruments, the Company has elected not to offset derivative positions in the balance sheet with the same counterparty under the same agreements and is not required to post or receive collateral.

Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default. The Company's maximum exposure to potential default of its derivative counterparties is limited to the asset position of its derivative portfolio. The asset position of the Company's derivative portfolio was $21.0 at December 31, 2023.

The Company assesses hedges at inception and on an ongoing basis to determine the designated derivatives are highly effective in offsetting changes in fair values or cash flow of the hedged items. Hedge accounting is discontinued prospectively when the Company determines a derivative financial instrument has ceased to be a highly effective hedge. Cash flows from derivative instruments are included in Operating activities in the Consolidated Statements of Cash Flows.

December 31, 2023, 2022 and 2021 (currencies in millions)

Government Grants: The Company receives incentives from U.S. and non-U.S. governmental entities in the form of tax rebates or credits, grants, and loans. The benefit is generally recorded when all conditions attached to the incentive have been met and there is reasonable assurance of the receipt. Government incentives are recorded in accordance with their purpose as a reduction of expense, a reduction of the cost of the capital investment, or other income. The amount of government incentives recorded as a reduction of expenses and the amount of grants receivable for the years ended December 31, 2023, 2022 and 2021 are immaterial.

Foreign Currency Translation: For most of the Company's foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Translation adjustments are recorded in AOCI. The Company uses the U.S. dollar as the functional currency for all but one of its Mexican subsidiaries, which uses the local currency. For the U.S. functional currency entities in Mexico, inventories, cost of sales, property, plant and equipment and depreciation are remeasured at historical rates and resulting adjustments are included in net income.

Earnings per Share: Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding, plus the effect of any participating securities. Diluted earnings per common share are computed assuming that all potentially dilutive securities are converted into common shares under the treasury stock method.

On December 6, 2022, the Board of Directors declared a 50% common stock dividend paid on February 7, 2023, to stockholders of record on January 17, 2023, with fractional shares paid in cash. This resulted in the issuance of 174,035,361 additional shares and 411 fractional shares paid in cash. For 2022 and 2021, net income per share, weighted average number of common shares outstanding and cash dividends declared per share on common stock have been restated for the effect of the 50% dividend.

New Accounting Pronouncements: In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments in this ASU should be applied retrospectively to all prior periods presented. The implementation of this ASU will result in additional disclosures and will not have an impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments in this ASU require entities to disclose certain, specific categories within the rate reconciliation and enhance disclosures regarding income taxes paid and income tax expense. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments in this ASU should be applied on a prospective basis; however, retrospective application is permitted. The implementation of this ASU will result in additional disclosures and will not have an impact on the Company's consolidated financial statements.

The Company adopted the following standard on January 1, 2023, which had no material impact on the Company's consolidated financial statements.

STANDARD	DESCRIPTION
2022-02	*Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*

The FASB also issued the following standard, which is not expected to have a material impact on the Company's consolidated financial statements.

STANDARD	DESCRIPTION	EFFECTIVE DATE
2022-03*	*Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*	January 1, 2024

* The Company will adopt on the effective date.

December 31, 2023, 2022 and 2021 (currencies in millions)

B. SALES AND REVENUES

The following table disaggregates Truck, Parts and Other revenues by major sources:

Year Ended December 31,	2023	2022	2021
Truck			
Truck sales	**$ 25,946.4**	$ 20,644.8	$ 15,989.7
Revenues from extended warranties, operating leases and other	**900.0**	841.4	810.0
	26,846.4	21,486.2	16,799.7
Parts			
Parts sales	**6,223.1**	5,596.8	4,809.7
Revenues from dealer services and other	**191.3**	167.5	134.6
	6,414.4	5,764.3	4,944.3
Winch sales and other	**54.7**	63.8	90.5
Truck, Parts and Other sales and revenues	**$ 33,315.5**	$ 27,314.3	$ 21,834.5

The following table summarizes Financial Services lease revenues by lease type:

Year Ended December 31,	2023	2022	2021
Finance lease revenues	**$ 271.5**	$ 184.1	$ 187.0
Operating lease revenues	**736.9**	788.8	831.6
Total lease revenues	**$ 1,008.4**	$ 972.9	$ 1,018.6

C. INVESTMENTS IN MARKETABLE SECURITIES

Marketable securities consisted of the following at December 31:

2023	**COST**	**UNREALIZED GAINS**	**UNREALIZED LOSSES**	**FAIR VALUE**
Marketable debt securities				
U.S. tax-exempt securities	**$ 312.5**	**$ 1.2**	**$ 3.0**	**$ 310.7**
U.S. taxable municipal / non-U.S. provincial bonds	**244.9**	**.8**	**5.6**	**240.1**
U.S. corporate securities	**357.1**	**1.4**	**5.2**	**353.3**
U.S. government securities	**159.2**	**.6**	**1.7**	**158.1**
Non-U.S. corporate securities	**529.4**	**2.3**	**7.5**	**524.2**
Non-U.S. government securities	**141.0**	**1.5**	**1.3**	**141.2**
Other debt securities	**92.8**	**.3**	**2.5**	**90.6**
Marketable equity securities	**10.0**		**5.6**	**4.4**
Total marketable securities	**$ 1,846.9**	**$ 8.1**	**$ 32.4**	**$ 1,822.6**

2022	COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
Marketable debt securities				
U.S. tax-exempt securities	$ 452.8	$ .5	$ 8.2	$ 445.1
U.S. taxable municipal / non-U.S. provincial bonds	191.6		10.8	180.8
U.S. corporate securities	262.5	.1	11.6	251.0
U.S. government securities	118.0	.1	3.1	115.0
Non-U.S. corporate securities	467.9		17.9	450.0
Non-U.S. government securities	78.9	.2	2.7	76.4
Other debt securities	99.4		4.7	94.7
Marketable equity securities	10.0		8.8	1.2
Total marketable securities	$ 1,681.1	$ .9	$ 67.8	$ 1,614.2

December 31, 2023, 2022 and 2021 (currencies in millions)

The cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method. Gross realized gains were $.9, $.5 and $2.1, and gross realized losses were $4.5, $2.3 and $.4 for the years ended December 31, 2023, 2022 and 2021, respectively.

Net realized gains (losses) on marketable equity securities were $3.2, $(5.2) and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

Marketable debt securities with continuous unrealized losses and their related fair values were as follows:

At December 31,	2023		2022	
	LESS THAN TWELVE MONTHS	TWELVE MONTHS OR GREATER	LESS THAN TWELVE MONTHS	TWELVE MONTHS OR GREATER
Fair value	$ 289.0	$ 798.5	$ 889.2	$ 608.4
Unrealized losses	1.6	25.2	21.5	37.5

The unrealized losses on marketable debt securities above were due to higher yields on certain securities. The Company did not identify any indicators of a credit loss in its assessments. Accordingly, no allowance for credit losses was recorded at December 31, 2023 and December 31, 2022. The Company does not currently intend, and it is more likely than not that it will not be required, to sell the investment securities before recovery of the unrealized losses. The Company expects that the contractual principal and interest will be received on the investment securities.

Contractual maturities on marketable debt securities at December 31, 2023 were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$ 488.3	$ 482.5
One to five years	1,336.0	1,324.5
Six to ten years	.7	.6
More than ten years	11.9	10.6
	$ 1,836.9	$ 1,818.2

D. INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined principally by the first-in, first-out (FIFO) method.

Inventories include the following:

At December 31,	2023	2022
Finished products	$ 1,084.0	$ 871.8
Work in process and raw materials	1,492.7	1,327.0
	$ 2,576.7	$ 2,198.8

December 31, 2023, 2022 and 2021 (currencies in millions)

E.   FINANCE AND OTHER RECEIVABLES

Finance and other receivables include the following:

At December 31,	2023	2022
Loans	$ 8,594.7	$ 7,229.1
Finance leases	4,785.7	3,786.4
Dealer wholesale financing	4,147.8	2,772.1
Operating lease receivables and other	176.5	125.4
	$ 17,704.7	$ 13,913.0
Less allowance for losses:		
Loans and leases	(127.0)	(114.8)
Dealer wholesale financing	(2.7)	(3.4)
Operating lease receivables and other	(3.3)	(2.9)
	$ 17,571.7	$ 13,791.9

Included in Finance and other receivables, net on the Consolidated Balance Sheets is accrued interest receivable (net of allowance for credit losses) of $88.4 and $44.1 as of December 31, 2023 and December 31, 2022, respectively. The net activity of dealer direct loans and dealer wholesale financing on new trucks is shown in the operating section of the Consolidated Statements of Cash Flows since those receivables finance the sale of Company inventory.

Annual minimum payments due on loans are as follows:

Beginning January 1,	LOANS
2024	$ 2,840.0
2025	2,126.0
2026	1,679.9
2027	1,181.3
2028	619.3
Thereafter	148.2
	$ 8,594.7

Annual minimum payments due on finance lease receivables and a reconciliation of the undiscounted cash flows to the net investment in finance leases are as follows:

Beginning January 1,	FINANCE LEASES
2024	$ 1,651.1
2025	1,359.9
2026	1,036.1
2027	714.6
2028	367.0
Thereafter	162.2
	$ 5,290.9
Unguaranteed residual values	205.2
Unearned interest on finance leases	(710.4)
Net investment in finance leases	$ 4,785.7

December 31, 2023, 2022 and 2021 (currencies in millions)

Experience indicates substantially all of dealer wholesale financing will be repaid within one year. In addition, repayment experience indicates that some loans, leases and other finance receivables will be paid prior to contract maturity, while others may be extended or modified.

For the following credit quality disclosures, finance receivables are classified into two portfolio segments, wholesale and retail. The retail portfolio is further segmented into dealer retail and customer retail. The dealer wholesale segment consists of truck inventory financing to PACCAR dealers. The dealer retail segment consists of loans and leases to participating dealers and franchises that use the proceeds to fund customers' acquisition of commercial vehicles and related equipment. The customer retail segment consists of loans and leases directly to customers for the acquisition of commercial vehicles and related equipment. Customer retail receivables are further segregated between fleet and owner/operator classes. The fleet class consists of customer retail accounts operating five or more trucks. All other customer retail accounts are considered owner/operator. These two classes have similar measurement attributes, risk characteristics and common methods to monitor and assess credit risk.

Allowance for Credit Losses: The allowance for credit losses is summarized as follows:

	2023				
	DEALER		CUSTOMER		
	WHOLESALE	RETAIL	RETAIL	OTHER*	TOTAL
Balance at January 1	**$ 3.4**	**$ 2.2**	**$ 112.6**	**$ 2.9**	**$ 121.1**
Provision for losses	**(.6)**	**(.3)**	**31.8**	**.4**	**31.3**
Charge-offs	**(.2)**		**(28.4)**	**(1.7)**	**(30.3)**
Recoveries			**5.6**	**1.4**	**7.0**
Currency translation and other	**.1**		**3.5**	**.3**	**3.9**
Balance at December 31	**$ 2.7**	**$ 1.9**	**$ 125.1**	**$ 3.3**	**$ 133.0**

	2022				
	DEALER		CUSTOMER		
	WHOLESALE	RETAIL	RETAIL	OTHER*	TOTAL
Balance at January 1	$ 3.3	$ 7.1	$ 104.4	$ 2.1	$ 116.9
Provision for losses	.1	(4.9)	12.0	(1.7)	5.5
Charge-offs			(8.5)	(.5)	(9.0)
Recoveries			7.5	2.2	9.7
Currency translation and other			(2.8)	.8	(2.0)
Balance at December 31	$ 3.4	$ 2.2	$ 112.6	$ 2.9	$ 121.1

	2021				
	DEALER		CUSTOMER		
	WHOLESALE	RETAIL	RETAIL	OTHER*	TOTAL
Balance at January 1	$ 3.4	$ 8.4	$ 112.0	$ 3.2	$ 127.0
Provision for losses		(1.3)	.6	1.2	.5
Charge-offs			(12.3)	(2.5)	(14.8)
Recoveries			6.2	.3	6.5
Currency translation and other	(.1)		(2.1)	(.1)	(2.3)
Balance at December 31	$ 3.3	$ 7.1	$ 104.4	$ 2.1	$ 116.9

* Operating lease and other trade receivables.

December 31, 2023, 2022 and 2021 (currencies in millions)

Credit Quality: The Company's customers are principally concentrated in the transportation industry in North America, Europe, Australia and Brasil. The Company's portfolio assets are diversified over a large number of customers and dealers with no single customer or dealer balances representing over 5% of the total portfolio assets. The Company retains as collateral a security interest in the related equipment.

At the inception of each contract, the Company considers the credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit-rating agency ratings, loan-to-value ratios and other internal metrics. On an ongoing basis, the Company monitors credit quality based on past due status and collection experience as there is a meaningful correlation between the past due status of customers and the risk of loss.

The Company has three credit quality indicators: performing, watch and at-risk. Performing accounts pay in accordance with the contractual terms and are not considered high-risk. Watch accounts include accounts 31 to 90 days past due and large accounts that are performing but are considered to be high-risk. Watch accounts are not collateral dependent. At-risk accounts are collateral dependent, including accounts over 90 days past due and other accounts on non-accrual status.

The tables below summarize the amortized cost basis of the Company's finance receivables within each credit quality indicator by year of origination and portfolio class and current period gross charge-offs of the Company's finance receivables by year of origination and portfolio class.

At December 31, 2023	REVOLVING LOANS	2023	2022	2021	2020	2019	PRIOR	TOTAL
Amortized Cost:								
Dealer:								
Wholesale:								
Performing	$ 4,129.8							$ 4,129.8
Watch	18.0							18.0
	$ 4,147.8							$ 4,147.8
Retail:								
Performing	$ 280.7	$ 789.1	$ 520.0	$ 291.2	$ 162.8	$ 161.8	$ 125.2	$ 2,330.8
	$ 280.7	$ 789.1	$ 520.0	$ 291.2	$ 162.8	$ 161.8	$ 125.2	$ 2,330.8
Total dealer	$ 4,428.5	$ 789.1	$ 520.0	$ 291.2	$ 162.8	$ 161.8	$ 125.2	$ 6,478.6
Customer retail:								
Fleet:								
Performing		$ 4,601.7	$ 2,667.2	$ 1,309.5	$ 719.2	$ 226.7	$ 64.1	$ 9,588.4
Watch		46.0	32.0	7.5	5.7	1.3	.9	93.4
At-risk		42.0	31.0	12.9	5.6	1.2	.1	92.8
		$ 4,689.7	$ 2,730.2	$ 1,329.9	$ 730.5	$ 229.2	$ 65.1	$ 9,774.6
Owner/operator:								
Performing		$ 460.9	$ 332.9	$ 263.6	$ 142.1	$ 52.8	$ 8.6	$ 1,260.9
Watch		2.0	3.2	2.2	1.3	.3		9.0
At-risk		.6	1.3	1.1	1.5	.2	.4	5.1
		$ 463.5	$ 337.4	$ 266.9	$ 144.9	$ 53.3	$ 9.0	$ 1,275.0
Total customer retail		$ 5,153.2	$ 3,067.6	$ 1,596.8	$ 875.4	$ 282.5	$ 74.1	$11,049.6
Total	$ 4,428.5	$ 5,942.3	$ 3,587.6	$ 1,888.0	$ 1,038.2	$ 444.3	$ 199.3	$17,528.2

December 31, 2023, 2022 and 2021 (currencies in millions)

At December 31, 2023	REVOLVING LOANS	2023	2022	2021	2020	2019	PRIOR	TOTAL
Gross charge-offs:								
Dealer:								
Wholesale	$ .2							$ .2
Total dealer	$ .2							$ .2
Customer retail:								
Fleet		$ 1.0	$ 9.4	$ 5.1	$ 4.2	$ 4.2	$ .6	$ 24.5
Owner/operator		.5	1.1	1.5	.5		.3	3.9
Total customer retail		$ 1.5	$ 10.5	$ 6.6	$ 4.7	$ 4.2	$ .9	$ 28.4
Total	$ .2	$ 1.5	$ 10.5	$ 6.6	$ 4.7	$ 4.2	$ .9	$ 28.6

At December 31, 2022	REVOLVING LOANS	2022	2021	2020	2019	2018	PRIOR	TOTAL
Amortized Cost:								
Dealer:								
Wholesale:								
Performing	$ 2,766.0							$ 2,766.0
Watch	6.1							6.1
	$ 2,772.1							$ 2,772.1
Retail:								
Performing	$ 206.2	$ 609.7	$ 348.6	$ 223.1	$ 241.7	$ 120.8	$ 121.1	$ 1,871.2
At-risk							.7	.7
	$ 206.2	$ 609.7	$ 348.6	$ 223.1	$ 241.7	$ 120.8	$ 121.8	$ 1,871.9
Total dealer	$ 2,978.3	$ 609.7	$ 348.6	$ 223.1	$ 241.7	$ 120.8	$ 121.8	$ 4,644.0
Customer retail:								
Fleet:								
Performing		$ 3,558.0	$ 1,981.9	$ 1,306.5	$ 603.7	$ 203.4	$ 65.6	$ 7,719.1
Watch		7.5	7.3	1.8	3.4	2.4	.5	22.9
At-risk		6.7	17.7	18.8	17.2	5.9	.5	66.8
		$ 3,572.2	$ 2,006.9	$ 1,327.1	$ 624.3	$ 211.7	$ 66.6	$ 7,808.8
Owner/operator:								
Performing		$ 478.2	$ 425.9	$ 251.2	$ 120.9	$ 45.3	$ 6.0	$ 1,327.5
Watch		1.8	.9	.4	.3		.1	3.5
At-risk		.4	.8	1.1	.8	.7		3.8
		$ 480.4	$ 427.6	$ 252.7	$ 122.0	$ 46.0	$ 6.1	$ 1,334.8
Total customer retail		$ 4,052.6	$ 2,434.5	$ 1,579.8	$ 746.3	$ 257.7	$ 72.7	$ 9,143.6
Total	$ 2,978.3	$ 4,662.3	$ 2,783.1	$ 1,802.9	$ 988.0	$ 378.5	$ 194.5	$ 13,787.6

December 31, 2023, 2022 and 2021 (currencies in millions)

The tables below summarize the Company's finance receivables by aging category. In determining past due status, the Company considers the entire contractual account balance past due when any installment is over 30 days past due. Substantially all customer accounts that were greater than 30 days past due prior to credit modification became current upon modification for aging purposes.

	DEALER		CUSTOMER RETAIL		
At December 31, 2023	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Current and up to 30 days past due	**$ 4,131.7**	**$ 2,330.8**	**$ 9,656.4**	**$ 1,262.4**	**$17,381.3**
31 – 60 days past due	**15.0**		**61.0**	**8.5**	**84.5**
Greater than 60 days past due	**1.1**		**57.2**	**4.1**	**62.4**
	$ 4,147.8	**$ 2,330.8**	**$ 9,774.6**	**$ 1,275.0**	**$17,528.2**

	DEALER		CUSTOMER RETAIL		
At December 31, 2022	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Current and up to 30 days past due	$ 2,772.1	$ 1,871.9	$ 7,768.5	$ 1,329.1	$ 13,741.6
31 – 60 days past due			14.7	3.1	17.8
Greater than 60 days past due			25.6	2.6	28.2
	$ 2,772.1	$ 1,871.9	$ 7,808.8	$ 1,334.8	$ 13,787.6

The amortized cost basis of finance receivables that are on non-accrual status was as follows:

	DEALER		CUSTOMER RETAIL		
At December 31, 2023	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Amortized cost basis with a specific reserve			**$ 69.8**	**$ 4.3**	**$ 74.1**
Amortized cost basis with no specific reserve			**22.8**	**.8**	**23.6**
Total			**$ 92.6**	**$ 5.1**	**$ 97.7**

	DEALER		CUSTOMER RETAIL		
At December 31, 2022	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Amortized cost basis with a specific reserve			$ 33.9	$ 3.6	$ 37.5
Amortized cost basis with no specific reserve		$ .7	16.2		16.9
Total		$ .7	$ 50.1	$ 3.6	$ 54.4

Interest income recognized on a cash basis for finance receivables that are on non-accrual status was as follows:

Year Ended December 31,	**2023**	2022	2021
Dealer:			
Retail		$ .1	$ .2
Customer retail:			
Fleet	**$ 2.2**	2.5	3.1
Owner/operator	**.4**	.2	.5
	$ 2.6	$ 2.8	$ 3.8

December 31, 2023, 2022 and 2021 (currencies in millions)

Customers Experiencing Financial Difficulty: The Company adopted ASU 2022-02 on January 1, 2023. The amortized cost basis of finance receivables modified for fleet customers experiencing financial difficulty was $7.5 for the year ended December 31, 2023. The amortized cost basis of finance receivables modified for owner/operator customers experiencing financial difficulty was nil for the year ended December 31, 2023. Total modifications with customers experiencing financial difficulty represented less than .1% of the total retail portfolio for the year ended December 31, 2023. The modifications provided term extensions and granted customers additional time to pay, primarily in Brasil. The financial effects of the term extensions added a weighted-average of 19 months to the life of the modified contracts for the year ended December 31, 2023. The effect on the allowance for credit losses from such modifications was not significant for the year ended December 31, 2023.

All of the finance receivables modified with customers experiencing financial difficulty are current. There were no finance receivables modified with customers experiencing financial difficulty on or after January 1, 2023 that had a payment default in the year ended December 31, 2023.

Troubled Debt Restructuring Disclosures Prior to Adoption of ASU 2022-02: Prior to the adoption of ASU 2022-02, when considering whether to modify customer accounts for credit reasons, the Company evaluated the creditworthiness of the customers and modified those accounts that the Company considered likely to perform under the modified terms. When the Company modified a loan or finance lease for credit reasons and granted a concession, the modification was classified as a troubled debt restructuring (TDR). The Company did not typically grant credit modifications for customers that did not meet minimum underwriting standards since the Company normally repossesses the financed equipment in those circumstances. When such modifications did occur, they were considered TDRs. The balance of TDRs was $31.1 at December 31, 2022. At modification date, the pre- and post-modification amortized cost basis was $11.7 for fleet finance receivables during the period.

The effect on the allowance for credit losses from such modifications was not significant at December 31, 2022.

Repossessions: When the Company determines a customer is not likely to meet its contractual commitments, the Company repossesses the vehicles which serve as collateral for the loans, finance leases and equipment under operating leases. The Company records the vehicles as used truck inventory included in Financial Services Other assets on the Consolidated Balance Sheets. The balance of repossessed inventory at December 31, 2023 and 2022 was $30.4 and $9.2, respectively. Proceeds from the sales of repossessed assets were $27.7, $20.8 and $45.3 for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts are included in Proceeds from asset disposals in the Consolidated Statements of Cash Flows. Write-downs of repossessed equipment on operating leases are recorded as impairments and included in Financial Services Depreciation and other expenses on the Consolidated Statements of Income.

F. EQUIPMENT ON OPERATING LEASES

A summary of equipment on operating leases for Truck, Parts and Other and for the Financial Services segment is presented below:

	TRUCK, PARTS AND OTHER		FINANCIAL SERVICES	
At December 31,	**2023**	2022	**2023**	2022
Equipment on operating leases	**$ 177.4**	$ 251.7	**$ 3,365.3**	$ 3,974.8
Less allowance for depreciation	**(49.8)**	(60.9)	**(1,189.9)**	(1,362.3)
	$ 127.6	$ 190.8	**$ 2,175.4**	$ 2,612.5

Annual minimum lease payments due on Financial Services operating leases beginning January 1, 2024 are $522.6, $332.9, $199.6, $99.2, $39.1 and $7.4 thereafter.

December 31, 2023, 2022 and 2021 (currencies in millions)

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	TRUCK, PARTS AND OTHER	
At December 31,	2023	2022
Residual value guarantees	$ **119.7**	$ 162.3
Deferred lease revenues	**22.9**	46.9
	$ **142.6**	$ 209.2

Annual maturities of the RVGs beginning January 1, 2024 are $87.0, $25.6, $5.3, $1.7 and $.1 thereafter. The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2023, the annual amortization of deferred revenues beginning January 1, 2024 are $16.7, $4.6, $1.2 and $.4 thereafter.

G. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included the following:

At December 31,	USEFUL LIVES	2023	2022
Land		$ **325.7**	$ 269.9
Buildings and improvements	10 - 40 years	**1,703.8**	1,608.6
Machinery, equipment and production tooling	3 - 20 years	**5,337.7**	5,086.6
Construction in progress		**676.3**	424.1
		8,043.5	7,389.2
Less allowance for depreciation		**(4,263.4)**	(3,920.8)
		$ **3,780.1**	$ 3,468.4

H. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

Accounts payable, accrued expenses and other include the following:

At December 31,	2023	2022
Truck, Parts and Other:		
Accounts payable	$ **1,667.6**	$ 1,665.1
Product support liabilities	**867.8**	542.9
Accrued expenses	**936.5**	808.4
Right-of-return liabilities	**365.8**	366.4
Accrued capital expenditures	**225.1**	221.2
Salaries and wages	**401.5**	351.8
Other	**612.0**	555.9
	$ **5,076.3**	$ 4,511.7

December 31, 2023, 2022 and 2021 (currencies in millions)

I. PRODUCT SUPPORT LIABILITIES

Changes in product support liabilities are summarized as follows:

WARRANTY RESERVES	2023	2022	2021
Balance at January 1	$ 437.7	$ 344.3	$ 389.7
Cost accruals	739.2	386.1	298.2
Payments	(632.4)	(398.7)	(396.3)
Change in estimates for pre-existing warranties	211.9	111.5	58.3
Currency translation and other	10.6	(5.5)	(5.6)
Balance at December 31	$ 767.0	$ 437.7	$ 344.3

DEFERRED REVENUES ON EXTENDED WARRANTIES AND R&M CONTRACTS	2023	2022	2021
Balance at January 1	$ 904.9	$ 775.2	$ 795.8
Deferred revenues	812.4	629.1	487.1
Revenues recognized	(507.8)	(476.1)	(487.8)
Currency translation	19.6	(23.3)	(19.9)
Balance at December 31	$ 1,229.1	$ 904.9	$ 775.2

The Company expects to recognize approximately $359.5 of the remaining deferred revenues on extended warranties and R&M contracts in 2024, $336.6 in 2025, $269.4 in 2026, $159.3 in 2027, $81.1 in 2028 and $23.2 thereafter.

Product support liabilities are included in the accompanying Consolidated Balance Sheets as follows:

	WARRANTY RESERVES		DEFERRED REVENUES	
At December 31,	2023	2022	2023	2022
Truck, Parts and Other:				
Accounts payable, accrued expenses and other	$ 513.6	$ 279.2	$ 354.2	$ 263.7
Other liabilities	253.4	158.5	861.4	628.8
Financial Services:				
Accounts payable, accrued expenses and other			5.3	4.9
Deferred taxes and other liabilities			8.2	7.5
	$ 767.0	$ 437.7	$ 1,229.1	$ 904.9

J. BORROWINGS AND CREDIT ARRANGEMENTS

Financial Services borrowings include the following:

At December 31,	2023		2022	
	EFFECTIVE RATE	BORROWINGS	EFFECTIVE RATE	BORROWINGS
Commercial paper	5.2%	$ 5,068.9	3.7%	$ 3,265.5
Bank loans	8.6%	541.0	6.7%	339.4
		5,609.9		3,604.9
Term notes	3.4%	8,624.6	2.2%	7,866.7
	4.3%	$ 14,234.5	2.7%	$ 11,471.6

December 31, 2023, 2022 and 2021 (currencies in millions)

Commercial paper and term notes borrowings were $13,693.5 and $11,132.2 at December 31, 2023 and 2022, respectively. Unamortized debt issuance costs, unamortized discounts and the net effect of fair value hedges were $(54.1) and $(55.8) at December 31, 2023 and 2022, respectively. The effective rate is the weighted average rate as of December 31, 2023 and 2022 and includes the effects of interest-rate contracts.

The annual maturities of the Financial Services borrowings are as follows:

Beginning January 1,	COMMERCIAL PAPER	BANK LOANS	TERM NOTES	TOTAL
2024	$ 5,084.1	$ 178.8	$ 2,185.6	$ 7,448.5
2025		130.9	2,672.3	2,803.2
2026		143.0	2,905.5	3,048.5
2027		68.8	300.0	368.8
2028		19.5	600.1	619.6
	$ 5,084.1	$ 541.0	$ 8,663.5	$ 14,288.6

Interest paid on borrowings was $396.5, $169.1 and $104.8 in 2023, 2022 and 2021, respectively.

The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets, and to a lesser extent, bank loans. The medium-term notes are issued by PACCAR Financial Corp. (PFC), PACCAR Financial Europe (PFE), PACCAR Financial Mexico (PFM), PACCAR Financial Pty. Ltd. (PFPL Australia) and PACCAR Financial Ltd. (PFL Canada).

In November 2021, the Company's U.S. finance subsidiary, PFC, filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2023 was $6,100.0. In January 2024, PFC issued $600.0 of medium-term notes under this registration. The registration expires in November 2024 and does not limit the principal amount of debt securities that may be issued during that period.

As of December 31, 2023, the Company's European finance subsidiary, PFE, had €911.7 available for issuance under a €2,500.0 medium-term note program listed on the Euro MTF Market of the Luxembourg Stock Exchange. This program renews annually and expires in September 2024.

In August 2021, PFM registered a 10,000.0 Mexican pesos medium-term note and commercial paper program with the Comision Nacional Bancaria y de Valores. The registration expires in August 2026 and limits the amount of commercial paper (up to one year) to 5,000.0 Mexican pesos. At December 31, 2023, 6,324.8 Mexican pesos were available for issuance.

In August 2018, the Company's Australian subsidiary, PFPL Australia, established a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. The total amount of medium-term notes outstanding for PFPL Australia as of December 31, 2023 was 850.0 Australian dollars.

In May 2021, the Company's Canadian subsidiary, PFL Canada, established a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. The total amount of medium-term notes outstanding for PFL Canada as of December 31, 2023 was 150.0 Canadian dollars.

The Company's Brazilian subsidiary, Banco PACCAR S.A., established a lending program in December 2021 with the local development bank, Banco Nacional de Desenvolvimento Economico e Social (BNDES) for qualified customers to receive preferential conditions and generally market interest rates. This program is limited to 1,148.0 Brazilian reais and has 775.5 Brazilian reais outstanding as of December 31, 2023.

The Company has line of credit arrangements of $4,198.8, of which $3,657.7 were unused at December 31, 2023. Included in these arrangements are $3,000.0 of committed bank facilities, of which $1,000.0 expires in June 2024, $1,000.0 expires in June 2026 and $1,000.0 expires in June 2028. The Company intends to replace these credit facilities on or before expiration with facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the committed bank facilities for the year ended December 31, 2023.

December 31, 2023, 2022 and 2021 (currencies in millions)

K.   LEASES

The Company leases certain facilities and equipment. The Company determines whether an arrangement is or contains a lease at inception. The Company accounts for lease and non-lease components separately. The consideration in the contract is allocated to each separate lease and non-lease component of the contract generally based on the relative stand-alone price of the components. The lease component is accounted for in accordance with the lease standard and the non-lease component is accounted for in accordance with other standards. The Company uses its incremental borrowing rate in determining the present value of lease payments unless the rate implicit in the lease is available. The lease term may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option. Leases that have a term of 12 months or less at the commencement date ("short-term leases") are not included in the right-of-use assets and the lease liabilities. Lease expense for the short-term leases are recognized on a straight-line basis over the lease term.

The components of lease expense were as follows:

Year Ended December 31,		2023		2022		2021
Finance lease cost						
Amortization of right-of-use assets and interest	$	1.1	$	.9	$	.6
Operating lease cost		17.5		15.5		16.3
Short-term lease cost		3.7		2.4		3.0
Variable lease cost		2.4		1.2		1.5
Total lease cost	$	24.7	$	20.0	$	21.4

Balance sheet information related to leases was as follows:

		2023				2022		
At December 31,		OPERATING LEASES		FINANCE LEASES		OPERATING LEASES		FINANCE LEASES
TRUCK, PARTS AND OTHER:								
Other noncurrent assets	$	64.9	$	2.5	$	36.9	$	2.7
FINANCIAL SERVICES:								
Other assets		6.0				6.0		
Total right-of-use assets	$	70.9	$	2.5	$	42.9	$	2.7
TRUCK, PARTS AND OTHER:								
Accounts payable, accrued expenses and other	$	14.2	$	.8	$	11.3	$	.8
Other liabilities		51.6		1.6		25.8		1.8
FINANCIAL SERVICES:								
Accounts payable, accrued expenses and other		1.8				1.4		
Deferred taxes and other liabilities		3.9				4.4		
Total lease liabilities	$	71.5	$	2.4	$	42.9	$	2.6

December 31, 2023, 2022 and 2021 (currencies in millions)

The weighted-average remaining lease term and discount rate were as follows at December 31:

	2023		2022	
	OPERATING LEASES	FINANCE LEASES	OPERATING LEASES	FINANCE LEASES
Weighted-average remaining lease term	**5.7 years**	**3.1 years**	4.8 years	3.8 years
Weighted-average discount rate	**4.0%**	**2.3%**	1.6%	1.7%

Maturities of lease liabilities are as follows:

Beginning January 1,	OPERATING LEASES	FINANCE LEASES
2024	$ 17.8	$ 1.0
2025	16.1	.7
2026	13.7	.6
2027	10.4	.1
2028	7.8	.1
Thereafter	14.6	
Total lease payments	80.4	2.5
Less: interest	(8.9)	(.1)
Total lease liabilities	$ 71.5	$ 2.4

Cash flow information related to leases was as follows:

Year Ended December 31,	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	**$ 17.0**	$ 15.9	$ 16.7
Financing cash flows from finance leases	**1.1**	1.0	.6
Right-of-use assets obtained in exchange for lease liabilities			
Operating leases	**39.5**	17.0	8.1
Finance leases	**1.3**	2.9	.4

L. COMMITMENTS AND CONTINGENCIES

At December 31, 2023, PACCAR had standby letters of credit and surety bonds totaling $33.0, from third-party financial institutions, in the normal course of business, which guarantee various insurance, financing and other activities. At December 31, 2023, PACCAR's financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $940.7. The commitments generally expire in 90 days. The Company had other commitments, primarily to purchase production inventory, equipment and commodities amounting to $196.9, $108.8, $76.8, $74.7, $65.0 and $115.7 for 2024, 2025, 2026, 2027, 2028 and beyond, respectively.

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a "potentially responsible party" by domestic and foreign environmental agencies. The Company has accrued the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities for the years ended December 31, 2023, 2022 and 2021 were $3.0, $4.6 and $4.0, respectively.

72
December 31, 2023, 2022 and 2021 (currencies in millions)

While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company's consolidated financial position.

On July 19, 2016, the European Commission (EC) concluded its investigation of all major European truck manufacturers and reached a settlement with DAF Trucks N.V., DAF Trucks Deutschland GmbH and PACCAR Inc (collectively "the Company"). Following the settlement, certain EC-related claims and lawsuits have been filed in various jurisdictions primarily in Europe against all major European truck manufacturers including the Company and certain subsidiaries. These claims and lawsuits include a number of collective proceedings, including a class action in the United Kingdom and Israel, alleging EC-related claims and seeking monetary damages. In certain jurisdictions, additional claimants may bring EC-related claims and lawsuits against the Company or its subsidiaries.

The legal proceedings are moving through the court systems. In 2023, several European courts issued judgments; some have been favorable while others have been unfavorable and are being appealed. The Company believes it has meritorious defenses to the legal claims. In early 2023, the Company began settling with selected claimants. Based on these settlements and judgments, the Company recorded in the first quarter 2023, a non-recurring pre-tax charge of $600.0 million ($446.4 million after-tax) for the estimable total cost. The estimate may be adjusted as the legal process continues, which could have a material impact on the Company's financial results.

PACCAR is also a defendant in various other legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these various other proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

M. EMPLOYEE BENEFITS

Severance Costs: The Company incurred severance expense in 2023, 2022 and 2021 of $.6, $.6 and $2.6, respectively.

Defined Benefit Pension Plans: The Company has several defined benefit pension plans, which cover a majority of its employees. The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The expected return on plan assets is determined by using a market-related value of assets, which is calculated based on an average of the previous five years of asset gains and losses.

Generally, accumulated unrecognized actuarial gains and losses are amortized using the 10% corridor approach. The corridor is defined as the greater of either 10% of the projected benefit obligation or the market-related value of plan assets. The amortization amount is the excess beyond the corridor divided by the average remaining estimated service life of participants on a straight-line basis.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $27.3 to its pension plans in 2023 and $39.1 in 2022. The Company expects to contribute in the range of $25 to $75 to its pension plans in 2024, of which $23.3 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2024 are $135.6, $130.0, $134.9, $136.4, $147.3 and a total of $854.3 for the five years thereafter.

Plan assets are invested in global equity and debt securities through professional investment managers with the objective to achieve targeted risk adjusted returns and maintain liquidity sufficient to fund current benefit payments. Typically, each defined benefit plan has an investment policy that includes a target for asset mix, including maximum and minimum ranges for allocation percentages by investment category. The actual allocation of assets may vary at times based upon rebalancing policies and other factors. The Company periodically assesses the target asset mix by evaluating external sources of information regarding the long-term historical return, volatilities and expected future returns for each investment category. In addition, the long-term rates of return assumptions for pension accounting are reviewed annually to ensure they are appropriate. Target asset mix and forecast long-term returns by asset category are considered in determining the assumed long-term rates of return, although historical returns realized are given some consideration.

December 31, 2023, 2022 and 2021 (currencies in millions)

The fair value of mutual funds, common stocks and U.S. treasuries is determined using the market approach and is based on the quoted prices in active markets. These securities are categorized as Level 1. The fair value of debt securities is determined using the market approach and is based on the quoted market prices of the securities or other observable inputs. These securities are categorized as Level 2.

The fair value of commingled and pooled trust funds is determined using the market approach and is based on the unadjusted net asset value (NAV) per unit as determined by the sponsor of the fund based on the fair values of underlying investments. These assets are collective investment trusts and pooled funds, and substantially all of these investments have no redemption restrictions or unfunded commitments. Securities measured at NAV per unit as a practical expedient are not classified in the fair value hierarchy.

The following information details the allocation of plan assets by investment type. See Note Q for definitions of fair value levels.

| | | FAIR VALUE HIERARCHY | | | MEASURED | |
At December 31, 2023	TARGET	LEVEL 1	LEVEL 2	TOTAL	AT NAV	TOTAL
Equities:						
U.S. equities					$ 1,004.4	$ 1,004.4
Global equities					771.8	771.8
Total equities	45 - 65%				$ 1,776.2	$ 1,776.2
Fixed income:						
U.S. fixed income		$ 95.7	$ 275.4	$ 371.1	$ 676.9	$ 1,048.0
Non-U.S. fixed income			39.3	39.3	530.2	569.5
Total fixed income	35 - 55%	$ 95.7	$ 314.7	$ 410.4	$ 1,207.1	$ 1,617.5
Cash and other		.4	99.4	99.8	.6	100.4
Total plan assets		$ 96.1	$ 414.1	$ 510.2	$ 2,983.9	$ 3,494.1

| | | FAIR VALUE HIERARCHY | | | MEASURED | |
At December 31, 2022	TARGET	LEVEL 1	LEVEL 2	TOTAL	AT NAV	TOTAL
Equities:						
U.S. equities					$ 830.9	$ 830.9
Global equities					795.9	795.9
Total equities	45 - 65%				$ 1,626.8	$ 1,626.8
Fixed income:						
U.S. fixed income		$ 82.2	$ 258.0	$ 340.2	$ 605.2	$ 945.4
Non-U.S. fixed income			31.4	31.4	419.4	450.8
Total fixed income	35 - 55%	$ 82.2	$ 289.4	$ 371.6	$ 1,024.6	$ 1,396.2
Cash and other		5.8	86.1	91.9	.3	92.2
Total plan assets		$ 88.0	$ 375.5	$ 463.5	$ 2,651.7	$ 3,115.2

December 31, 2023, 2022 and 2021 (currencies in millions)

The following weighted-average assumptions relate to all pension plans of the Company:

At December 31,	2023	2022
Discount rate	**4.8%**	5.0%
Rate of increase in future compensation levels	**3.9%**	3.9%
Assumed long-term rate of return on plan assets	**6.6%**	6.0%

The components of the change in projected benefit obligation and change in plan assets are as follows:

At December 31,	2023	2022
Change in projected benefit obligation:		
Benefit obligation at January 1	**$ 2,567.0**	$ 3,709.6
Service cost	**94.0**	148.5
Interest cost	**127.5**	84.9
Benefits paid	**(110.1)**	(107.7)
Actuarial loss (gain)	**186.5**	(1,190.4)
Currency translation and other	**37.8**	(78.3)
Participant contributions	**.6**	.4
Projected benefit obligation at December 31	**$ 2,903.3**	$ 2,567.0
Change in plan assets:		
Fair value of plan assets at January 1	**$ 3,115.2**	$ 4,094.5
Employer contributions	**27.3**	39.1
Actual gain (loss) on plan assets	**412.5**	(809.6)
Benefits paid	**(110.1)**	(107.7)
Currency translation and other	**48.6**	(101.5)
Participant contributions	**.6**	.4
Fair value of plan assets at December 31	**$ 3,494.1**	$ 3,115.2
Funded status at December 31	**$ 590.8**	$ 548.2

At December 31,	2023	2022
Amounts recorded on Balance Sheets:		
Other noncurrent assets	**$ 734.8**	$ 671.2
Accounts payable, accrued expenses and other	**23.8**	18.0
Other liabilities	**120.2**	105.0
Accumulated other comprehensive loss:		
Actuarial loss	**98.0**	97.9
Prior service cost	**12.3**	13.0

Of the December 31, 2023 amounts in accumulated other comprehensive loss, $4.9 of unrecognized actuarial loss and $1.4 of unrecognized prior service cost are expected to be amortized into net pension expense in 2024.

The accumulated benefit obligation for all pension plans of the Company was $2,494.4 and $2,265.1 at December 31, 2023 and 2022, respectively.

Information for all plans with an accumulated benefit obligation in excess of plan assets is as follows:

At December 31,	2023	2022
Projected benefit obligation	**$ 138.7**	$ 126.7
Accumulated benefit obligation	**124.1**	113.7
Fair value of plan assets	**7.1**	6.8

December 31, 2023, 2022 and 2021 (currencies in millions)

The components of pension expense are as follows:

Year Ended December 31,	2023	2022	2021
Service cost	$ 94.0	$ 148.5	$ 148.4
Interest on projected benefit obligation	127.5	84.9	65.3
Expected return on assets	(230.3)	(215.1)	(203.3)
Amortization of prior service costs	1.4	.7	.8
Recognized actuarial loss	4.7	28.9	58.7
Net pension (gain) expense	$ (2.7)	$ 47.9	$ 69.9

The components of net pension expense other than service cost are included in Interest and other expenses (income), net on the Consolidated Statements of Income.

Multi-employer Plans: The Company participates in multi-employer plans in the U.S. and Europe. These are typically under collective bargaining agreements and cover its union-represented employees. The Company's participation in the following multi-employer plans for the years ended December 31 are as follows:

PENSION PLAN	EIN	PENSION PLAN NUMBER	SURCHARGE	COMPANY CONTRIBUTIONS		
				2023	2022	2021
Metal and Electrical Engineering Industry Pension Fund		135668	Yes	$ 46.1	$ 37.1	$ 38.1
Western Metal Industry Pension Plan	91-6033499	001	Yes	4.5	4.0	4.0
Other plans				1.2	1.0	1.1
				$ 51.8	$ 42.1	$ 43.2

The Company contributions shown in the table above approximate the multi-employer pension expense for each of the years ended December 31, 2023, 2022 and 2021, respectively.

Metal and Electrical Engineering Industry Pension Fund is a multi-employer union plan incorporating all DAF employees in the Netherlands and is covered by a collective bargaining agreement that will expire on May 31, 2024. The Company's contributions were less than 5% of the total contributions to the plan for the last three reporting periods ending December 2023. The plan is required by law (the Netherlands Pension Act) to have a minimum coverage ratio in excess of 104.3% and a policy coverage ratio in excess of 113.3% (weighted coverage ratio of the last 12 months). Because the policy coverage ratio of 109.4% at December 31, 2023 is below the required threshold, a funding improvement plan remains in place. Based on the funding improvement plan, the required coverage of 113.3% should be reached by the end of 2032. The funding improvement plan includes a possible reduction in pension benefits and delays in future benefit increases.

The Western Metal Industry Pension Plan is located in the U.S. and is covered by a collective bargaining agreement that will expire on November 2, 2025. In accordance with the U.S. Pension Protection Act of 2006, the plan continued to be certified as critical (red) for the 2023 plan year and a rehabilitation plan has been implemented requiring additional contributions as long as the plan remains in critical status. Contributions by the Company were 27% and 25% of the total contributions to the plan for the years ended December 31, 2023 and 2022, respectively.

Other plans are principally located in the U.S. and the Company's contributions to these plans for the years ended December 31, 2023 and 2022 were less than 5% of each plan's total contributions. As of December 31, 2023, one of the other plans was under a funding rehabilitation plan requiring an increase to the mandated employer surcharge from 5% to 10%, which will be applicable for each succeeding year in which the plan remains in a critical status.

There were no significant changes for the multi-employer plans in the periods presented that affected comparability between periods.

December 31, 2023, 2022 and 2021 (currencies in millions)

Defined Contribution Plans: The Company maintains several defined contribution benefit plans whereby it contributes designated amounts on behalf of participant employees. The largest plan is for U.S. salaried employees where the Company matches a percentage of employee contributions up to an annual limit. The match was 5% of eligible pay in 2023, 2022 and 2021. Other plans are located in Australia, the Netherlands, Canada, United Kingdom and Germany. Expenses for these plans were $65.4, $56.3 and $50.0 in 2023, 2022 and 2021, respectively.

N. INCOME TAXES

The Company's tax rate is based on income and statutory tax rates in the various jurisdictions in which the Company operates. Tax law requires certain items to be included in the Company's tax returns at different times than the items reflected in the Company's financial statements. As a result, the Company's annual tax rate reflected in its financial statements is different than that reported in its tax returns. Some of these differences are permanent, such as expenses that are not deductible in the Company's tax return, and some differences reverse over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. The Company establishes valuation allowances for its deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The components of the Company's income before income taxes include the following:

Year Ended December 31,	2023	2022	2021
Domestic	**$ 3,913.7**	$ 2,322.9	$ 1,391.4
Foreign	**1,804.5**	1,525.8	1,004.9
	$ 5,718.2	$ 3,848.7	$ 2,396.3

The components of the Company's provision for income taxes include the following:

Year Ended December 31,	2023	2022	2021
Current provision:			
Federal	**$ 845.5**	$ 567.0	$ 410.0
State	**179.8**	143.1	85.9
Foreign	**395.8**	335.0	243.5
	1,421.1	1,045.1	739.4
Deferred (benefit) provision:			
Federal	**(141.5)**	(173.2)	(176.0)
State	**(24.4)**	(42.0)	(29.6)
Foreign	**(137.8)**	7.2	(3.0)
	(303.7)	(208.0)	(208.6)
	$ 1,117.4	$ 837.1	$ 530.8

Tax benefits recognized for net operating loss carryforwards were $118.2, $3.9 and $5.1 for the years ended 2023, 2022 and 2021, respectively.

A reconciliation of the statutory U.S. federal tax rate to the effective income tax rate is as follows:

	2023	2022	2021
Statutory rate	**21.0%**	21.0%	21.0%
Effect of:			
State	**2.3**	2.1	2.0
Research and development tax credit	**(.8)**	(1.0)	(1.2)
Tax on foreign earnings	**.1**	.5	1.1
Brasil valuation allowance release	**(2.1)**		
Other, net	**(1.0)**	(.8)	(.7)
	19.5%	21.8%	22.2%

December 31, 2023, 2022 and 2021 (currencies in millions)

Based on the Company's current operations, the Company does not expect that the repatriation of future foreign earnings will be subject to significant income tax as a result of the U.S. modified territorial system.

At December 31, 2023, the Company had net operating loss carryforwards of $460.8, of which $400.0 related to foreign subsidiaries and $60.8 related to states in the U.S. The related deferred tax asset was $135.8, for which a $2.3 valuation allowance has been provided. The carryforward periods range from four years to indefinite, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on a regular basis, including a review of historical and projected operating results.

The tax effects of temporary differences representing deferred tax assets and liabilities are as follows:

At December 31,	2023	2022
Assets:		
Accrued liabilities	$ **314.3**	$ 252.2
R&D expense capitalization	**257.1**	153.6
Net operating loss and tax credit carryforwards	**144.8**	128.0
Inventory adjustments	**64.6**	59.5
Allowance for losses on receivables	**53.2**	43.8
Other	**132.2**	95.6
	966.2	732.7
Valuation allowance	**(2.3)**	(116.2)
	963.9	616.5
Liabilities:		
Financial Services leasing depreciation	**(572.6)**	(558.9)
Depreciation and amortization	**(219.7)**	(227.3)
Postretirement benefit plans	**(144.5)**	(120.5)
Other	**(58.9)**	(59.2)
	(995.7)	(965.9)
Net deferred tax liability	$ **(31.8)**	$ (349.4)

The balance sheet classifications of the Company's deferred tax assets and liabilities are as follows:

At December 31,	2023	2022
Truck, Parts and Other:		
Other noncurrent assets, net	$ **502.6**	$ 199.0
Other liabilities	**(78.8)**	(75.5)
Financial Services:		
Other assets	**88.3**	51.0
Deferred taxes and other liabilities	**(543.9)**	(523.9)
Net deferred tax liability	$ **(31.8)**	$ (349.4)

Cash paid for income taxes was $1,499.3, $932.1 and $761.1 in 2023, 2022 and 2021, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2023	2022	2021
Balance at January 1	$ **27.8**	$ 26.0	$ 24.5
Additions for tax positions related to the current year	**7.7**	7.4	6.1
Additions for tax positions related to prior years	**2.6**	1.8	.8
Reductions for tax positions related to prior years	**(1.6)**	(1.6)	
Lapse of statute of limitations	**(5.3)**	(5.8)	(5.4)
Balance at December 31	$ **31.2**	$ 27.8	$ 26.0

December 31, 2023, 2022 and 2021 (currencies in millions)

The Company had $31.2, $27.8 and $26.0 of unrecognized tax benefits, of which $31.2, $27.8 and $25.3 would impact the effective tax rate, if recognized, as of December 31, 2023, 2022 and 2021, respectively.

The Company recognized $.8, $.1 and $(.4) of expense (income) related to interest in 2023, 2022 and 2021, respectively. Accrued interest expense and penalties were $1.7, $.9 and $.8 as of December 31, 2023, 2022 and 2021, respectively. Interest and penalties are classified as income taxes in the Consolidated Statements of Income.

The Company believes it is reasonably possible that approximately $6.2 of unrecognized tax benefits, resulting primarily from research and development tax credits, will be resolved within the next 12 months. As of December 31, 2023, the United States Internal Revenue Service has completed examinations of the Company's tax returns for all years through 2016. The Company's tax returns for other major jurisdictions remain subject to examination for the years ranging from 2012 through 2023.

O. STOCKHOLDERS' EQUITY

Accumulated Other Comprehensive Income (Loss): The components of AOCI and the changes in AOCI, net of tax, included in the Consolidated Balance Sheets and the Consolidated Statements of Stockholders' Equity, consisted of the following:

	DERIVATIVE CONTRACTS	MARKETABLE DEBT SECURITIES	PENSION PLANS	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance at January 1, 2023	**$ 35.1**	**$ (43.6)**	**$ (110.9)**	**$ (834.0)**	**$ (953.4)**
Recorded into AOCI	**(137.9)**	**32.4**	**(4.0)**	**275.3**	**165.8**
Reclassified out of AOCI	**91.8**	**(2.7)**	**4.6**		**93.7**
Net other comprehensive (loss) income	**(46.1)**	**29.7**	**.6**	**275.3**	**259.5**
Balance at December 31, 2023	**$ (11.0)**	**$ (13.9)**	**$ (110.3)**	**$ (558.7)**	**$ (693.9)**

	DERIVATIVE CONTRACTS	MARKETABLE DEBT SECURITIES	PENSION PLANS	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance at January 1, 2022	$ (13.5)	$ (1.1)	$ (269.8)	$ (636.7)	$ (921.1)
Recorded into AOCI	8.6	(41.3)	136.4	(197.3)	(93.6)
Reclassified out of AOCI	40.0	(1.2)	22.5		61.3
Net other comprehensive income (loss)	48.6	(42.5)	158.9	(197.3)	(32.3)
Balance at December 31, 2022	$ 35.1	$ (43.6)	$ (110.9)	$ (834.0)	$ (953.4)

December 31, 2023, 2022 and 2021 (currencies in millions)

	DERIVATIVE CONTRACTS	MARKETABLE DEBT SECURITIES	PENSION PLANS	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance at January 1, 2021	$ (29.2)	$ 14.6	$ (578.1)	$ (457.6)	$ (1,050.3)
Recorded into AOCI	39.9	(14.1)	262.9	(179.1)	109.6
Reclassified out of AOCI	(24.2)	(1.6)	45.4		19.6
Net other comprehensive income (loss)	15.7	(15.7)	308.3	(179.1)	129.2
Balance at December 31, 2021	$ (13.5)	$ (1.1)	$ (269.8)	$ (636.7)	$ (921.1)

Reclassifications out of AOCI during the years ended December 31, 2023, 2022 and 2021 were as follows:

		AMOUNT RECLASSIFIED OUT OF AOCI		
AOCI COMPONENTS	LINE ITEM IN THE CONSOLIDATED STATEMENTS OF INCOME	2023	2022	2021
Unrealized losses (gains) on derivative contracts:				
Truck, Parts and Other				
Foreign-exchange contracts	Net sales and revenues	$ 31.9	$ 19.3	$ 16.6
	Cost of sales and revenues	2.2	(15.3)	(1.0)
	Interest and other expenses (income), net	(.9)	(1.4)	(.1)
Commodity contracts	Cost of sales and revenues	4.2	32.0	.6
Financial Services				
Foreign-exchange contracts	Interest and other borrowing expenses	(2.1)	7.3	
Interest-rate contracts	Interest and other borrowing expenses	76.5	6.1	(49.8)
	Pre-tax expense increase (reduction)	111.8	48.0	(33.7)
	Tax (benefit) expense	(20.0)	(8.0)	9.5
	After-tax expense increase (reduction)	91.8	40.0	(24.2)
Unrealized gains on marketable debt securities:				
Marketable debt securities	Investment income	(3.6)	(1.6)	(2.1)
	Tax expense	.9	.4	.5
	After-tax income increase	(2.7)	(1.2)	(1.6)
Unrealized losses on pension plans:				
Truck, Parts and Other				
Actuarial loss	Interest and other expenses (income), net	4.7	28.9	58.7
Prior service costs	Interest and other expenses (income), net	1.4	.7	.8
	Pre-tax expense increase	6.1	29.6	59.5
	Tax benefit	(1.5)	(7.1)	(14.1)
	After-tax expense increase	4.6	22.5	45.4
Total reclassifications out of AOCI		$ 93.7	$ 61.3	$ 19.6

Other Capital Stock Changes: The Company purchased and retired nil treasury shares in 2023, 2022, and 2021.

December 31, 2023, 2022 and 2021 (currencies in millions)

P.   DERIVATIVE FINANCIAL INSTRUMENTS

As part of its risk management strategy, the Company enters into derivative contracts to hedge against the risks of interest rates, foreign currency rates and commodity prices.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate swaps and cross currency interest-rate swaps. Interest-rate swaps involve the exchange of fixed for floating rate or floating for fixed rate interest payments based on the contractual notional amounts in a single currency. Cross currency interest-rate swaps involve the exchange of notional amounts and interest payments in different currencies. The Company is exposed to interest-rate and exchange-rate risk caused by market volatility as a result of its borrowing activities. The objective of these contracts is to mitigate the fluctuations on earnings, cash flows and fair value of borrowings. Net amounts paid or received are reflected as adjustments to interest expense.

At December 31, 2023, the notional amount of the Company's interest-rate contracts was $2,733.7. Notional maturities for all interest-rate contracts are $570.3 for 2024, $1,022.1 for 2025, $629.6 for 2026, $318.0 for 2027, $136.7 for 2028 and $57.0 thereafter.

Foreign-Exchange Contracts: The Company enters into foreign-exchange contracts to hedge certain anticipated transactions and assets and liabilities denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound, the Australian dollar, the Brazilian real and the Mexican peso. The objective is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. The Company enters into foreign-exchange contracts as net investment hedges to reduce the foreign currency exposure from its investments in foreign subsidiaries. At December 31, 2023, the notional amount of the outstanding foreign-exchange contracts was $1,968.0. Foreign-exchange contracts typically mature within one year.

Commodity Contracts: The Company enters into commodity forward contracts to hedge the prices of certain commodities used in the production of trucks. The objective is to reduce the fluctuation in earnings and cash flows associated with adverse movement in commodity prices. At December 31, 2023, the notional amount of the outstanding commodity contracts was $37.3. Commodity contracts mature within one year.

December 31, 2023, 2022 and 2021 (currencies in millions)

The following table presents the balance sheet classification, fair value, gross and pro forma net amounts of derivative financial instruments:

At December 31,	2023 ASSETS	2023 LIABILITIES	2022 ASSETS	2022 LIABILITIES
Derivatives designated under hedge accounting:				
Interest-rate contracts:				
Financial Services:				
Other assets	$ 17.3		$ 58.0	
Deferred taxes and other liabilities		$ 131.1		$ 82.6
Foreign-exchange contracts:				
Truck, Parts and Other:				
Other current assets	1.5		57.3	
Accounts payable, accrued expenses and other		21.1		9.5
Financial Services:				
Other current assets			1.6	
Deferred taxes and other liabilities		3.6		5.1
Commodity contracts:				
Truck, Parts and Other:				
Other current assets	1.2		1.5	
Accounts payable, accrued expenses and other		.8		.6
	$ 20.0	$ 156.6	$ 118.4	$ 97.8
Derivatives not designated as hedging instruments:				
Foreign-exchange contracts:				
Truck, Parts and Other:				
Other current assets	$ 1.0		$ 1.0	
Accounts payable, accrued expenses and other		$ 3.4		$ .1
Financial Services:				
Other assets				
Deferred taxes and other liabilities		.1		.1
Commodity contracts:				
Truck, Parts and Other:				
Accounts payable, accrued expenses and other				.2
	$ 1.0	$ 3.5	$ 1.0	$ .4
Gross amounts recognized in Balance Sheets	$ 21.0	$ 160.1	$ 119.4	$ 98.2
Less amounts not offset in financial instruments:				
Truck, Parts and Other:				
Foreign-exchange contracts	$ (1.6)	$ (1.6)	$ (.1)	$ (.1)
Commodity contracts	(.7)	(.7)	(.5)	(.5)
Financial Services:				
Foreign-exchange contracts			(1.8)	(1.8)
Interest-rate contracts	(11.9)	(11.9)	(21.5)	(21.5)
Pro forma net amount	$ 6.8	$ 145.9	$ 95.5	$ 74.3

December 31, 2023, 2022 and 2021 (currencies in millions)

The following table presents the amount of loss (gain) from derivative financial instruments recorded in the Consolidated Statements of Comprehensive Income:

Year Ended December 31,	2023		2022		2021	
	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE
Truck, Parts and Other:						
Net sales and revenues						
Cash flow hedges		$ 31.9		$ 19.3		$ 16.6
Cost of sales and revenues						
Cash flow hedges		2.2		(15.3)		(1.0)
Derivatives not designated as						
hedging instruments		(5.1)		(1.7)		8.9
Interest and other expenses (income), net						
Cash flow hedges		12.8		(1.4)		(.1)
Net investment hedges		(8.7)		(5.8)		(3.2)
Derivatives not designated as						
hedging instruments		8.8		.8		1.9
		$ 41.9		$ (4.1)		$ 23.1
Financial Services:						
Interest and other borrowing expenses						
Cash flow hedges	$ 76.5	$ 1.8	$ 6.1	$ 7.3	$ (49.8)	
Fair value hedges	9.8		1.0		.4	
Derivatives not designated as						
hedging instruments		1.7		(8.1)		$ (.5)
	$ 86.3	$ 3.5	$ 7.1	$ (.8)	$ (49.4)	$ (.5)
Total	$ 86.3	$ 45.4	$ 7.1	$ (4.9)	$ (49.4)	$ 22.6

The loss from commodity contracts recorded in Cost of sales and revenue was $4.2, $31.8 and $.6 for the years ended 2023, 2022 and 2021, respectively.

Fair Value Hedges

Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings together with the changes in fair value of the hedged item attributable to the risk being hedged. The following table presents the amounts recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges:

At December 31,	2023	2022
Financial Services		
Term notes:		
Carrying amount of hedged liabilities	$ 128.1	$ 319.8
Cumulative basis adjustment included in the carrying amount	7.1	27.7

The above table excludes the cumulative basis adjustments on discontinued hedge relationships of $12.2 and $7.1 as of December 31, 2023 and 2022, respectively.

Cash Flow Hedges

Substantially all of the Company's interest-rate contracts and some foreign-exchange contracts have been designated as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recorded in AOCI. Amounts in AOCI are reclassified into net income in the same period in which the hedged transaction affects earnings. The Company elected to exclude the forward premium component (excluded component) on some foreign-exchange cash flow hedges and amortize the excluded component over the life of the derivative instruments. The amortization of the excluded component is recognized in Interest and other expenses (income), net in Truck,

December 31, 2023, 2022 and 2021 (currencies in millions)

Parts and Other segment and Interest and other borrowing expenses in Financial Services segment in the Consolidated Statements of Comprehensive Income. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 8.9 years.

The following table presents the pre-tax effects of (loss) gain on cash flow hedges recognized in other comprehensive income (loss) (OCI):

Year Ended December 31,	2023		2022		2021	
	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE
(Loss) gain recognized in OCI:						
Truck, Parts and Other		$ (65.7)		$ 41.2		$ (18.5)
Financial Services	$ (110.5)	1.8	$ 19.1	(25.5)	$ 83.2	(1.9)
	$ (110.5)	$ (63.9)	$ 19.1	$ 15.7	$ 83.2	$ (20.4)

The pre-tax effects of loss on commodity hedges recognized in other comprehensive income (loss) (OCI) for Truck, Parts and Other was $.5, $17.1 and $8.6 in 2023, 2022 and 2021, respectively.

The amount of loss in AOCI at December 31, 2023 that is estimated to be reclassified into earnings in the following 12 months if interest rates and exchange rates remain unchanged is approximately $5.0, net of taxes. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company's risk management strategy.

The amount of (losses) gains reclassified out of AOCI into net income based on the probability that the original forecasted transactions would not occur was nil for the year ended December 31, 2023, $1.0 for the year ended December 31, 2022 and $.1 for year ended December 31, 2021.

Net Investment Hedges
Changes in the fair value of derivatives designated as net investment hedges are recorded in AOCI as an adjustment to the Cumulative Translation Adjustment (CTA). The notional amount of the outstanding net investment hedges was $443.6, $347.0 and $360.7 at December 31, 2023, 2022 and 2021, respectively. The pre-tax (loss) gain recognized in OCI for the net investment hedges was $(8.2), $28.8 and $26.6 at December 31, 2023, 2022 and 2021, respectively.

Q. FAIR VALUE MEASUREMENTS
Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs to valuation techniques used to measure fair value are either observable or unobservable. These inputs have been categorized into the fair value hierarchy described below.

Level 1 – Valuations are based on quoted prices that the Company has the ability to obtain in actively traded markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment.

The Company uses the following methods and assumptions to measure fair value for assets and liabilities subject to recurring fair value measurements.

December 31, 2023, 2022 and 2021 (currencies in millions)

Marketable Debt Securities: The Company's marketable debt securities consist of municipal bonds, government obligations, investment-grade corporate obligations, commercial paper, asset-backed securities and term deposits. The fair value of U.S. government obligations is determined using the market approach and is based on quoted prices in active markets and are categorized as Level 1.

The fair value of non-U.S. government bonds, municipal bonds, corporate bonds, asset-backed securities, commercial paper and term deposits is determined using the market approach and is primarily based on matrix pricing as a practical expedient which does not rely exclusively on quoted prices for a specific security. Significant inputs used to determine fair value include interest rates, yield curves, credit rating of the security and other observable market information and are categorized as Level 2.

Marketable Equity Securities: The Company's equity securities are traded on active exchanges and are classified as Level 1.

Derivative Financial Instruments: The Company's derivative contracts consist of interest-rate swaps, cross currency swaps, foreign currency exchange and commodity contracts. These derivative contracts are traded over the counter and their fair value is determined using industry standard valuation models, which are based on the income approach (i.e., discounted cash flows). The significant observable inputs into the valuation models include interest rates, yield curves, currency exchange rates, credit default swap spreads, forward rates and commodity prices and are categorized as Level 2.

Assets and Liabilities Subject to Recurring Fair Value Measurement

The Company's assets and liabilities subject to recurring fair value measurements are either Level 1 or Level 2 as follows:

At December 31, 2023	LEVEL 1	LEVEL 2	TOTAL
Assets:			
Marketable debt securities			
U.S. tax-exempt securities		$ 310.7	$ 310.7
U.S. taxable municipal / non-U.S. provincial bonds		240.1	240.1
U.S. corporate securities		353.3	353.3
U.S. government securities	$ 158.1		158.1
Non-U.S. corporate securities		524.2	524.2
Non-U.S. government securities		141.2	141.2
Other debt securities		90.6	90.6
Total marketable debt securities	$ 158.1	$ 1,660.1	$ 1,818.2
Marketable equity securities	$ 4.4		$ 4.4
Total marketable securities	$ 162.5	$ 1,660.1	$ 1,822.6
Derivatives			
Cross currency swaps		$ 13.2	$ 13.2
Interest-rate swaps		4.1	4.1
Foreign-exchange contracts		2.5	2.5
Commodity contracts		1.2	1.2
Total derivative assets		$ 21.0	$ 21.0
Liabilities:			
Derivatives			
Cross currency swaps		$ 116.6	$ 116.6
Interest-rate swaps		14.5	14.5
Foreign-exchange contracts		28.2	28.2
Commodity contracts		.8	.8
Total derivative liabilities		$ 160.1	$ 160.1

December 31, 2023, 2022 and 2021 (currencies in millions)

At December 31, 2022	LEVEL 1	LEVEL 2	TOTAL
Assets:			
Marketable debt securities			
U.S. tax-exempt securities		$ 445.1	$ 445.1
U.S. taxable municipal / non-U.S. provincial bonds		180.8	180.8
U.S. corporate securities		251.0	251.0
U.S. government securities	$ 115.0		115.0
Non-U.S. corporate securities		450.0	450.0
Non-U.S. government securities		76.4	76.4
Other debt securities		94.7	94.7
Total marketable debt securities	$ 115.0	$ 1,498.0	$ 1,613.0
Marketable equity securities	$ 1.2		$ 1.2
Total marketable securities	$ 116.2	$ 1,498.0	$ 1,614.2
Derivatives			
Cross currency swaps		$ 49.1	$ 49.1
Interest-rate swaps		8.9	8.9
Foreign-exchange contracts		59.9	59.9
Commodity contracts		1.5	1.5
Total derivative assets		$ 119.4	$ 119.4
Liabilities:			
Derivatives			
Cross currency swaps		$ 52.0	$ 52.0
Interest-rate swaps		30.6	30.6
Foreign-exchange contracts		14.8	14.8
Commodity contracts		.8	.8
Total derivative liabilities		$ 98.2	$ 98.2

Fair Value Disclosure of Other Financial Instruments

For financial instruments that are not recognized at fair value, the Company uses the following methods and assumptions to determine the fair value. These instruments are categorized as Level 2, except cash which is categorized as Level 1 and fixed rate loans which are categorized as Level 3.

Cash and Cash Equivalents: Carrying amounts approximate fair value.

Financial Services Net Receivables: For floating-rate loans, floating-rate wholesale financing, and operating lease and other trade receivables, carrying values approximate fair values. For fixed rate loans, fair values are estimated using the income approach by discounting cash flows to their present value based on assumptions regarding the credit and market risks to approximate current rates for comparable loans. Finance lease receivables and related allowance for credit losses have been excluded from the accompanying table.

Debt: The carrying amounts of Financial Services commercial paper, variable rate bank loans and variable rate term notes approximate fair value. For fixed rate debt, fair values are estimated using the income approach by discounting cash flows to their present value based on current rates for comparable debt.

December 31, 2023, 2022 and 2021 (currencies in millions, except per share data)

The Company's estimate of fair value for fixed rate loans and debt that are not carried at fair value was as follows:

At December 31,	2023		2022	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets:				
Financial Services fixed rate loans	**$ 8,126.8**	**$ 8,214.4**	$ 6,859.1	$ 6,582.0
Liabilities:				
Financial Services fixed rate debt	**8,720.3**	**8,693.7**	8,070.5	7,715.9

R. STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company's authorized but unissued common stock under plans approved by stockholders. Non-employee directors and certain officers may be granted restricted shares of the Company's common stock under plans approved by stockholders. Options outstanding under these plans were granted with exercise prices equal to the fair market value of the Company's common stock at the date of grant. Options expire no later than ten years from the grant date and generally vest after three years. Restricted stock awards generally vest over three years or earlier upon meeting certain age and service requirements.

The Company recognizes compensation cost on these options and restricted stock awards on a straight-line basis over the requisite period the employee is required to render service less estimated forfeitures based on historical experience. The plans contain antidilution provisions. Consequently, the following data has been restated to reflect the Company's 50% stock dividend in February 2023. The maximum number of shares of the Company's common stock authorized for issuance under these plans is 70.0 million shares, and as of December 31, 2023, the maximum number of shares available for future grants was 15.0 million.

The assumptions used in determining the fair value of the option awards for each of the grant years are as follows:

	2023	2022	2021
Risk-free interest rate	**3.84%**	1.86%	.71%
Expected volatility	**26%**	26%	26%
Expected dividend yield	**4.5%**	4.3%	3.6%
Expected term	**6 years**	6 years	6 years
Weighted average grant date fair value of options per share	**$ 13.17**	$ 9.70	$ 9.48

The estimated fair value of each option award is determined on the date of grant using the Black-Scholes-Merton option pricing model that uses assumptions noted in the table above. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility is based on historical volatility. The dividend yield is based on an estimated future dividend yield using projected net income for the next five years, implied dividends and Company stock price. The expected term is based on the period of time that options granted are expected to be outstanding based on historical experience.

The fair value of options granted was $11.9, $8.3 and $8.1 for the years ended December 31, 2023, 2022 and 2021, respectively. The fair value of options vested was $6.8 during the year ended December 31, 2023, and was $5.6 during the years ended December 31, 2022 and 2021.

December 31, 2023, 2022 and 2021 (currencies in millions, except per share data)

A summary of activity under the Company's stock plans is presented below:

	2023	2022	2021
Intrinsic value of options exercised	$ 41.2	$ 17.8	$ 25.4
Cash received from stock option exercises	51.7	35.8	38.4
Tax benefit related to stock award exercises	5.4	2.6	4.9
Stock-based compensation	21.2	17.1	14.7
Tax benefit related to stock-based compensation	1.7	1.7	1.6

The summary of options as of December 31, 2023 and changes during the year then ended are presented below:

	NUMBER OF SHARES	PER SHARE EXERCISE PRICE*	REMAINING CONTRACTUAL LIFE IN YEARS*	AGGREGATE INTRINSIC VALUE
Options outstanding at January 1	4,205,200	$ 51.10		
Granted	898,100	72.00		
Exercised	(1,174,400)	44.08		
Cancelled	(105,600)	66.09		
Options outstanding at December 31	3,823,300	$ 57.77	6.64	$ 152.5
Vested and expected to vest	3,678,800	$ 57.34	6.55	$ 148.3
Exercisable	1,498,400	$ 45.45	4.25	$ 78.2

* Weighted Average

The fair value of restricted shares is determined based upon the stock price on the date of grant. The summary of nonvested restricted shares as of December 31, 2023 and changes during the year then ended is presented below:

NONVESTED SHARES	NUMBER OF SHARES	GRANT DATE FAIR VALUE*
Nonvested awards outstanding at January 1	241,500	$ 59.69
Granted	197,000	71.27
Vested	(168,700)	63.06
Forfeited	(8,000)	60.25
Nonvested awards outstanding at December 31	261,800	$ 66.21

* Weighted Average

As of December 31, 2023, there was $8.7 of total unrecognized compensation cost related to nonvested stock options, which is recognized over a remaining weighted average vesting period of 1.53 years. Unrecognized compensation cost related to nonvested restricted stock awards of $1.9 is expected to be recognized over a remaining weighted average vesting period of 1.12 years.

The dilutive and antidilutive options are shown separately in the table below:

Year Ended December 31,	2023	2022	2021
Additional shares	1,099,000	769,100	973,300
Antidilutive options	891,500	1,653,600	883,800

S.   SEGMENT AND RELATED INFORMATION

PACCAR operates in three principal segments: Truck, Parts and Financial Services. The Company evaluates the performance of its Truck and Parts segments based on operating profits, which excludes investment income, other income and expense, and income taxes. The Financial Services segment's performance is evaluated based on income before income taxes. Geographic revenues from external customers are presented based on the country of the customer. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements as described in Note A.

Truck and Parts: The Truck segment includes the design and manufacture of high-quality, light-, medium- and heavy-duty commercial trucks and the Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles, both of which are sold through the same network of independent dealers. These segments derive a large proportion of their revenues and operating profits from operations in North America and Europe. The Truck segment incurs substantial costs to design, manufacture and sell trucks to its customers. The sale of new trucks provides the Parts segment with the basis for parts sales that may continue over the life of the truck, but are generally concentrated in the first five years after truck delivery. To reflect the benefit the Parts segment receives from costs incurred by the Truck segment, certain expenses are allocated from the Truck segment to the Parts segment. The expenses allocated are based on a percentage of the average annual expenses for factory overhead, engineering, research and development and SG&A expenses for the preceding five years. The allocation is based on the ratio of the average parts direct margin dollars (net sales less material and labor costs) to the total truck and parts direct margin dollars for the previous five years. The Company believes such expenses have been allocated on a reasonable basis. Truck segment assets related to the indirect expense allocation are not allocated to the Parts segment.

Financial Services: The Financial Services segment derives its earnings primarily from financing or leasing of PACCAR products and services provided to truck customers and dealers. Revenues are primarily generated from operations in North America and Europe.

In Europe, the marketing of used trucks, including those units sold by the Truck segment subject to an RVG, is performed by the Financial Services segment. When a customer returns the truck at the end of the RVG contract, the Company's Truck segment records a reduction in an RVG liability and the Company's Financial Services segment records a used truck asset and revenue from the subsequent sale. Certain gains and losses from the sale of these used trucks are shared with the Truck segment.

December 31, 2023, 2022 and 2021 (currencies in millions)

Other: Included in Other is the Company's industrial winch manufacturing business as well as sales, income and expenses not attributable to a reportable segment. Other also includes non-service cost components of pension expense and a portion of corporate expenses. Intercompany interest income (expense) on cash advances with the financial services companies is included in Other and was $12.4, $(1.9) and $.4 for 2023, 2022 and 2021, respectively.

Geographic Area Data	2023	2022	2021
Net sales and revenues:			
United States	**$ 18,841.6**	$ 15,379.2	$ 12,388.8
Europe	**8,741.4**	7,486.5	6,325.4
Other	**7,544.4**	5,954.0	4,808.1
	$ 35,127.4	$ 28,819.7	$ 23,522.3
Property, plant and equipment, net:			
United States	**$ 1,950.9**	$ 1,831.7	$ 1,718.5
The Netherlands	**654.0**	534.1	516.1
Belgium	**550.4**	572.8	620.5
Other	**624.8**	529.8	543.0
	$ 3,780.1	$ 3,468.4	$ 3,398.1
Equipment on operating leases, net:			
United States	**$ 524.9**	$ 846.9	$ 1,003.0
Mexico	**420.2**	314.5	285.7
Spain	**303.3**	316.3	291.8
Germany	**247.1**	280.9	307.1
France	**223.5**	260.7	299.7
Poland	**187.9**	245.8	337.9
The Netherlands	**137.8**	185.9	157.8
Other	**258.3**	352.3	505.9
	$ 2,303.0	$ 2,803.3	$ 3,188.9

December 31, 2023, 2022 and 2021 (currencies in millions)

Business Segment Data	2023	2022	2021
Net sales and revenues:			
Truck	**$ 27,257.1**	$ 22,005.5	$ 17,379.0
Less intersegment	**(410.7)**	(519.3)	(579.3)
External customers	**26,846.4**	21,486.2	16,799.7
Parts	**6,486.5**	5,829.4	5,004.8
Less intersegment	**(72.1)**	(65.1)	(60.5)
External customers	**6,414.4**	5,764.3	4,944.3
Other	**54.7**	63.8	90.5
	33,315.5	27,314.3	21,834.5
Financial Services	**1,811.9**	1,505.4	1,687.8
	$ 35,127.4	$ 28,819.7	$ 23,522.3
Income (loss) before income taxes:			
Truck	**$ 3,799.9**	$ 1,753.3	$ 804.9
Parts	**1,702.6**	1,446.6	1,110.0
Other*	**(616.8)**	(1.1)	28.3
	4,885.7	3,198.8	1,943.2
Financial Services	**540.3**	588.9	437.6
Investment income	**292.2**	61.0	15.5
	$ 5,718.2	$ 3,848.7	$ 2,396.3
Depreciation and amortization:			
Truck	**$ 403.5**	$ 324.9	$ 277.6
Parts	**15.0**	14.0	12.0
Other	**25.3**	23.9	21.9
	443.8	362.8	311.5
Financial Services	**480.1**	427.4	591.8
	$ 923.9	$ 790.2	$ 903.3
Expenditures for long-lived assets:			
Truck	**$ 584.8**	$ 466.0	$ 547.2
Parts	**65.7**	21.1	29.4
Other	**33.2**	28.6	24.1
	683.7	515.7	600.7
Financial Services	**582.2**	854.8	984.8
	$ 1,265.9	$ 1,370.5	$ 1,585.5
Segment assets:			
Truck	**$ 8,038.5**	$ 7,218.1	$ 6,912.1
Parts	**1,912.1**	1,742.1	1,505.1
Other	**1,249.6**	976.8	860.3
Cash and marketable securities	**8,659.3**	6,158.9	4,813.0
	19,859.5	16,095.9	14,090.5
Financial Services	**20,963.9**	17,179.6	15,418.9
	$ 40,823.4	$ 33,275.5	$ 29,509.4

* In 2023, Other includes a $600.0 million non-recurring charge related to civil litigation in Europe (EC-related claims) which is discussed in Note L.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PACCAR Inc (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the Company's internal control over financial reporting as of December 31, 2023, based on criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the financial statements included in this Annual Report, has issued an attestation report on the Company's internal control over financial reporting. The attestation report is included on page 93.



R. Preston Feight
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of PACCAR Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PACCAR Inc (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Product Warranty

Description of the Matter

The Company's liability for product warranty totaled $767 million at December 31, 2023. As discussed in Note A of the consolidated financial statements, the Company's liability for product warranty is estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. The Company periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience.

Auditing the Company's liability for product warranty is complex due to the significant measurement uncertainty associated with the estimate and the application of significant management judgment, including the inputs used to estimate the number of and cost of future warranty claims. In addition, management formulates an estimate of recoveries from suppliers.

How We Addressed the Matter in Our Audit

We evaluated and tested the design and operating effectiveness of internal controls over the warranty reserve process, including management's assessment of the assumptions and data underlying the reserve.

To evaluate the liability for product warranty, our audit procedures included, among others, testing the completeness and accuracy of the underlying claims, supplier recovery data and utilizing a subject matter expert in evaluating the methodologies and assumptions used in the warranty accrual calculation. We also assessed the historical accuracy of management's estimates through a hindsight analysis.

We have served as the Company's auditor since 1945

Ernst & Young LLP

Seattle, Washington
February 21, 2024

To the Stockholders and the Board of Directors of PACCAR Inc

Opinion on Internal Control Over Financial Reporting

We have audited PACCAR Inc's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PACCAR Inc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 21, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Seattle, Washington
February 21, 2024

Ernst & Young LLP

(currencies in millions)

Interest-Rate Risks - *See Note P for a description of the Company's hedging programs and exposure to interest rate fluctuations.* The Company measures its interest-rate risk by estimating the amount by which the fair value of interest-rate sensitive assets and liabilities, including derivative financial instruments, would change assuming an immediate 100 basis point increase across the yield curve as shown in the following table:

Fair Value (Losses) Gains	2023	2022
CONSOLIDATED:		
Assets		
Cash equivalents and marketable debt securities	$ (29.2)	$ (26.7)
FINANCIAL SERVICES:		
Assets		
Fixed rate loans	(146.5)	(117.4)
Liabilities		
Fixed rate term debt	156.8	136.6
Interest-rate swaps	1.2	6.4
Total	$ (17.7)	$ (1.1)

Currency Risks - The Company enters into foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound, the Australian dollar, the Brazilian real and the Mexican peso *(see Note P for additional information concerning these hedges)*. Based on the Company's sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $259.7 related to contracts outstanding at December 31, 2023, compared to a loss of $216.6 at December 31, 2022. These amounts would be largely offset by changes in the values of the underlying hedged exposures.

Commodity Price Risks - The Company enters into commodity forward contracts to hedge the prices of certain commodities used in the production of trucks *(see Note P for additional information concerning these hedges)*. The objective is to reduce the fluctuation in earnings and cash flows associated with adverse movement in commodity prices. Based on the Company's sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted commodity prices would be a loss of $3.3 related to contracts outstanding at December 31, 2023, compared to a loss of $2.5 at December 31, 2022. These amounts would be largely offset by changes in the values of the underlying hedged exposures.

OFFICERS

Mark C. Pigott
Executive Chairman

R. Preston Feight
Chief Executive Officer

Harrie C.A.M. Schippers
President and Chief Financial Officer

C. Michael Dozier
Executive Vice President

Darrin C. Siver
Executive Vice President

Kevin D. Baney
Senior Vice President

John N. Rich
Senior Vice President and
Chief Technology Officer

Laura J. Bloch
Vice President

Paulo H. Bolgar
Vice President and
Chief Human Resources Officer

Brennan G. Gourdie
Vice President

Craig R. Gryniewicz
Vice President

Todd R. Hubbard
Vice President

A. Lily Ley
Vice President and
Chief Information Officer

Brice J. Poplawski
Vice President and Controller

Harald P. Seidel
Vice President

Raja Shembekar
Vice President

Daryl E. Simon
Vice President

Jason P. Skoog
Vice President

James W. Walenczak
Vice President

Michael K. Walton
Vice President and General Counsel

Harry M.B. Wolters
Vice President

Michael K. Kuester
Assistant Vice President

Ulrich Kammholz
Treasurer

Michael R. Beers
Corporate Secretary

DIRECTORS

Mark C. Pigott
Executive Chairman
PACCAR Inc (3)

R. Preston Feight
Chief Executive Officer
PACCAR Inc

Dame Alison J. Carnwath
Senior Adviser
Evercore Partners (1, 4)

Franklin L. Feder
Former Chief Executive Officer
Alcoa Latin America & Caribbean
of Alcoa Inc. (2)

Kirk S. Hachigian
Former Chairman and
   Chief Executive Officer
JELD-WEN Holding, Inc. (2)

Barbara B. Hulit
Former Chief Executive Officer &
   President, Advanced Healthcare
   Solutions
Fortive Corporation (1)

Roderick C. McGeary
Former Vice Chairman
KPMG LLP (1, 4)

Cynthia A. Niekamp
Former Senior Vice President,
   Automotive Coatings
PPG Industries, Inc. (2)

John M. Pigott
Partner
Beta Business Ventures LLC (3)

Ganesh Ramaswamy
Executive Vice President,
   Industrial and Energy Technology
Baker Hughes Company (2)

Mark A. Schulz (Lead Director)
Former President,
   International Operations
Ford Motor Company (3, 4)

Gregory M. E. Spierkel
Former Chief Executive Officer
Ingram Micro Inc. (1, 4)

COMMITTEES OF THE BOARD

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Nominating and Governance Committee

TRUCKS

Kenworth Truck Company
Division Headquarters:
10630 N.E. 38th Place
Kirkland, Washington 98033

Factories:
Chillicothe, Ohio
Renton, Washington

Peterbilt Motors Company
Division Headquarters:
1700 Woodbrook Street
Denton, Texas 76205

Factory:
Denton, Texas

PACCAR of Canada Ltd.
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

Factory:
Ste.-Thérèse, Quebec, Canada

Canadian Kenworth Company
Division Headquarters:
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

Peterbilt of Canada
Division Headquarters:
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

DAF Caminhões Brasil Indústria Ltda.
Avenida Senador Flávio
  Carvalho Guimarães, 6000
Bairro Boa Vista
CEP 84072-190
Ponta Grossa, Paraná, Brasil

Factory:
Ponta Grossa, Paraná, Brasil

DAF Trucks N.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

Factories:
Eindhoven, The Netherlands
Westerlo, Belgium

Leyland Trucks Ltd.
Croston Road
Leyland, Preston
Lancashire PR26 6LZ
United Kingdom

Factory:
Leyland, Lancashire,
United Kingdom

Kenworth Mexicana, S.A. de C.V.
Calzada Gustavo Vildósola
  Castro 2000
Mexicali, Baja California
Mexico

Factory:
Mexicali, Baja California
Mexico

PACCAR Australia Pty. Ltd.
Division Headquarters:
64 Canterbury Road
Bayswater, Victoria 3153
Australia

Factory:
Bayswater, Victoria, Australia

TRUCK PARTS AND SUPPLIES

PACCAR Engine Company
1000 PACCAR Drive
Columbus, Mississippi 39701

Factory:
Columbus, Mississippi

PACCAR Parts
Division Headquarters:
750 Houser Way North
Renton, Washington 98057

Distribution Centers:
Atlanta, Georgia
Bayswater, Australia
Brisbane, Australia
Budapest, Hungary
Eindhoven, The Netherlands
Lancaster, Pennsylvania
Las Vegas, Nevada
Louisville, Kentucky
Leyland, United Kingdom
Madrid, Spain
Montreal, Canada
Oklahoma City, Oklahoma
Panama City, Panama
Ponta Grossa, Brasil
Renton, Washington
Rockford, Illinois
San Luis Potosí, Mexico
Toronto, Canada

Dynacraft
Division Headquarters:
3490 Redbud Boulevard
McKinney, Texas 75069

Factories:
Louisville, Kentucky
McKinney, Texas

WINCHES

PACCAR Winch Inc
800 East Dallas Street
Broken Arrow, Oklahoma 74012

Factories:
Broken Arrow, Oklahoma
Okmulgee, Oklahoma

PRODUCT TESTING, RESEARCH AND DEVELOPMENT

PACCAR Technical Center
12479 Farm to Market Road
Mount Vernon, Washington
98273

DAF Trucks Test Center
Weverspad 2
5491 RL Sint-Oedenrode
The Netherlands

PACCAR Innovation Center
1277 Reamwood Avenue
Sunnyvale, California 94089

PACCAR India Technical Center
5th Floor, Amar Tech Park
Balewadi, Baner Gaon Haveli
Pune, Maharashtra, 411045 India

PACCAR North Texas
2501 South State Highway 121
Lewisville, Texas 75076

PACCAR FINANCIAL SERVICES GROUP

PACCAR Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

PACCAR Leasing Company
Division of PACCAR
  Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

PACCAR Financial Europe B.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

PACCAR Financial México, S.A. de C.V.
Calzada Gustavo Vildósola
  Castro 2000
Mexicali, Baja California
Mexico

PacLease Mexicana S.A. de C.V.
Calzada Gustavo Vildósola
  Castro 2000
Mexicali, Baja California
Mexico

PACCAR Financial Services Ltd.
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

PACCAR Financial Pty. Ltd.
64 Canterbury Road
Bayswater, Victoria 3153
Australia

PACCAR Financial PLC
Haddenham Business Park
Pegasus Way
Haddenham HP17 8LJ
United Kingdom

Banco PACCAR S.A.
Avenida Senador Flávio
  Carvalho Guimarães, 6000
Bairro Boa Vista
CEP 84072-190
Ponta Grossa, Paraná, Brasil

PACCAR GLOBAL SALES

Division Headquarters:
10630 N.E. 38th Place
Kirkland, Washington 98033

Office:
Shanghai, People's Republic
  of China

STOCKHOLDERS' INFORMATION

Corporate Offices
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington
98004

Mailing Address
P.O. Box 1518
Bellevue, Washington
98009

Telephone
425.468.7400

Facsimile
425.468.8216

Website
www.paccar.com



Stock Transfer and Dividend Dispersing Agent
EQ Shareowner Services
P.O. Box 64874
St. Paul, Minnesota
55164-0874
800.468.9716
www.shareowneronline.com

PACCAR's transfer agent maintains the company's shareholder records, issues stock certificates and distributes dividends and IRS Forms 1099. Requests concerning these matters should be directed to EQ.

Online Delivery of Annual Report and Proxy Statement
PACCAR's 2023 Annual Report and the 2024 Proxy Statement are available on PACCAR's website at www.paccar.com/2024annualmeeting

Stockholders who hold PACCAR stock in street name may inquire of their bank or broker about the availability of electronic delivery of annual meeting documents.

Trademarks Owned by PACCAR Inc and its Subsidiaries
Braden, Carco, DAF, DAF Connect, Gearmatic, Kenworth, Leyland, PACCAR, PACCAR Connect, PACCAR EX, PACCAR MX-11, PACCAR MX-13, PACCAR Parts Fleet Services, PACCAR PX, PACCAR Solutions, PACCAR TX-8, PACCAR TX-18, PacLease, Peterbilt, PETERBILT ARTech, TRP, TruckTech+, and SmartLINQ.

Independent Auditors
Ernst & Young LLP
Seattle, Washington

SEC Form 10-K
PACCAR's annual report to the Securities and Exchange Commission will be furnished to stockholders on request to the Corporate Secretary, PACCAR Inc, P.O. Box 1518, Bellevue, Washington 98009. It is also available online at investors.paccar.com/financials/sec-filings or on the SEC's website at www.sec.gov.

Annual Stockholders' Meeting
April 30, 2024, 10:30 a.m.
PACCAR Parts Distribution Center
405 Houser Way North
Renton, Washington
98057

An Equal Opportunity Employer



This report was printed on recycled paper.

